  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 21, 1996

                                                REGISTRATION NO. 333-03759
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                ---------------

                            AMENDMENT NO. 1 TO
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                ---------------

                                MGM GRAND, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
               DELAWARE                              88-0215232
       (STATE OF INCORPORATION)         (I.R.S. EMPLOYER IDENTIFICATION NO.)

                        3799 LAS VEGAS BOULEVARD SOUTH
                            LAS VEGAS, NEVADA 89109
                                (702) 891-3333
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER
        OF PRINCIPAL EXECUTIVE OFFICES AND PRINCIPAL PLACE OF BUSINESS)

                                ---------------

                                SCOTT LANGSNER
                                MGM GRAND, INC.
                        3799 LAS VEGAS BOULEVARD SOUTH
                            LAS VEGAS, NEVADA 89109
                                (702) 891-3333
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                  INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                ---------------

                                  COPIES TO:
        JANET S. MCCLOUD, ESQ.                 JONATHAN K. LAYNE, ESQ.
      CHRISTENSEN, WHITE, MILLER,            GIBSON, DUNN & CRUTCHER LLP
  FINK, JACOBS, GLASER & SHAPIRO, LLP          333 SOUTH GRAND AVENUE
 2121 AVENUE OF THE STARS, 18TH FLOOR       LOS ANGELES, CALIFORNIA 90071
     LOS ANGELES, CALIFORNIA 90067

                                ---------------

  APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

                                ---------------

  If the only securities being registered on this Form are being offered pursuant to dividend or interest investment plans, please check the following box. [_]

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                ---------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR
DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT
SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS
REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION
STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING
PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                               EXPLANATORY NOTE

  This Registration Statement contains two forms of prospectuses. The first prospectus relates to a public offering in the United States of an aggregate of 6,000,000 shares of Common Stock (the "U.S. Offering"). The second prospectus relates to a concurrent offering outside the United States of an aggregate of 1,500,000 shares of Common Stock (the "International Offering"). The prospectuses for each of the U.S. Offering and the International Offering will be identical with the exception of the alternate front and back cover pages for the International Offering. Such alternate pages appear in this Registration Statement immediately following the complete prospectus for the U.S. Offering.

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

SUBJECT TO COMPLETION, DATED JUNE 21, 1996

[LOGO]


- --------------------------------------------------------------------------------

 7,500,000 SHARES

 COMMON STOCK

- --------------------------------------------------------------------------------

 Of the 7,500,000 shares of Common Stock being offered hereby by MGM Grand, Inc., a Delaware corporation ("MGM Grand" or the "Company"), 6,000,000 shares are being offered initially in the United States (the "U.S. Offering") by the U.S. Underwriters and 1,500,000 shares are being offered initially outside the United States (the "International Offering" and together with the U.S. Offering, the "Offering") by the International Underwriters (together with the U.S. Underwriters, the "Underwriters"). See "Underwriting." The Common Stock is listed on the New York Stock Exchange and trades under the symbol "MGG." The last reported sale price of the Common Stock on the New York Stock Exchange on June 20, 1996 was $44.625 per share.

 Tracinda Corporation, a Nevada corporation wholly owned by Kirk Kerkorian ("Tracinda"), and Mr. Kerkorian (together, the "Principal Stockholders") own approximately 72.5% of the outstanding shares of the Common Stock. The percentage of the outstanding shares of Common Stock owned by the Principal Stockholders upon completion of the Offering made hereby will be approximately 62.9%.


 FOR INFORMATION CONCERNING CERTAIN FACTORS WHICH SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS, SEE "RISK FACTORS" COMMENCING ON PAGE 9.

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


 NEITHER THE NEVADA GAMING COMMISSION, THE NEVADA STATE GAMING CONTROL BOARD, NOR THE NEW JERSEY CASINO CONTROL COMMISSION HAS PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS OR THE INVESTMENT MERITS OF THE SECURITIES OFFERED HEREBY. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

 THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED UPON OR ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

             PRICE     UNDERWRITING PROCEEDS TO
             TO PUBLIC DISCOUNT(1)  COMPANY(2)
  Per Share   $           $           $
  Total(3)    $           $           $


 (1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

 (2) Before deducting expenses payable by the Company estimated at $1,000,000.

 (3) The Company has granted the several Underwriters an option to purchase up to an additional 1,125,000 shares of Common Stock to cover over-allotments. If all such shares are purchased, the total Price to Public,
     Underwriting Discount and Proceeds to Company will be $               ,
     $             and $            , respectively. See "Underwriting."

                           Joint Global Coordinators

 DEUTSCHE MORGAN GRENFELL                               OPPENHEIMER & CO., INC.

 The shares of Common Stock are offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to the approval of certain legal matters by counsel and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made in New York, New York against payment
 therefor on or about                    , 1996.

 DEUTSCHE MORGAN GRENFELL                               OPPENHEIMER & CO., INC.

 DEAN WITTER REYNOLDS INC.                                MONTGOMERY SECURITIES

 The date of this Prospectus is         , 1996.

MGM GRAND--DESCRIPTION OF PICTURES ON INSIDE COVER

Inside Back Cover:

 .  Picture of MGM Grand Australia property
 .  Map of Australia and Southeast Asia with lines connecting Darwin, Australia to several key cities in the region
 .  Table of travel time between Darwin, Australia and several key cities in the region
 .  Picture of MGM Grand Las Vegas
 .  Artist's rendering of New Lion Entry (part of MGM Grand Las Vegas master plan)
 . Artist's rendering of New Entertainment Casino (part of MGM Grand Las Vegas master plan)

Inside Front Cover:

 . Collage of entertainment events and several gaming and non-gaming amenities at MGM Grand Las Vegas

Inside Gatefold Cover:

 .  Aerial map of the intersection of Las Vegas Boulevard South and Tropicana
   Avenue (the "New Four Corners") depicting key properties, including MGM Grand Las Vegas and New York-New York
 .  Picture of scale model of New York-New York

MGM GRAND--TEXT FOR INSIDE COVER PICTURES

1. [Underneath MGM Grand Australia Picture]--MGM Grand Australia, acquired in September 1995, is currently in the final stages of a major renovation program.

2. [Underneath MGM Grand Las Vegas Picture]--The Company is embarking on a $250 million enhancement project at MGM Grand Las Vegas to create The City of Entertainment (see renderings below).

3. [Underneath MGM Grand Las Vegas--Lion Entry Picture]--The Lion Entry will be reconstructed with a new six-story liquid-gold-colored lion and 80-foot multimedia entertainment walls.

4. [Underneath MGM Grand Las Vegas--Entertainment Casino Picture]--The new Entertainment Casino will be accessible through the Lion Entry and the elevated pedestrian walkways from New York-New York and the Tropicana.

5. [Underneath Picture of New York-New York Model]--The New York-New York Hotel/Casino is expected to open in the winter of 1996-1997.

IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICES OF THE COMMON STOCK AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET, OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the information appearing elsewhere in this Prospectus and in the documents and financial statements incorporated herein by reference. Unless otherwise indicated, the information in this Prospectus does not give effect to the exercise of the Underwriters' over-allotment option described herein under "Underwriting."

                                  THE COMPANY

  MGM Grand is an entertainment, hotel and gaming company headquartered in Las Vegas, Nevada. Through subsidiaries, the Company owns and operates the MGM Grand Hotel/Casino in Las Vegas ("MGM Grand Las Vegas"), which management believes is the largest hotel/casino in the world, and the MGM Grand Darwin Hotel and Casino in Darwin, Australia ("MGM Grand Australia"). The Company also owns a 50% interest in, and will be the joint operator of, the New York-New York Hotel/Casino ("New York-New York"), a $460 million architecturally distinctive destination resort hotel/casino in Las Vegas which is under construction and is scheduled to open in the winter of 1996-1997. The Company applied for a license with the New Jersey gaming authorities in February 1996, and plans to develop a major destination resort hotel/casino in Atlantic City ("MGM Grand Atlantic City"). The Company is considering a number of alternatives for its Atlantic City project, and any entry into the Atlantic City market will be subject to finalization and execution of such plans, as well as receipt of regulatory approvals, including licensing of the Company and appropriate officers and directors.

  MGM Grand Las Vegas is a 112-acre multi-themed destination resort located at the "New Four Corners" intersection of Tropicana Avenue and Las Vegas Boulevard South (the "Strip"), across the street from New York-New York, Excalibur and the Tropicana. Management believes that MGM Grand Las Vegas is the largest hotel/casino in the world and, because of the quality and variety of its entertainment amenities, is a "must-see" attraction for visitors to Las Vegas. MGM Grand Las Vegas features 5,005 guest rooms and suites, a 171,500 square foot casino with approximately 3,500 slot machines and 160 table games, nine restaurants, the 16,700 seat MGM Grand Garden Arena and two large showrooms, which feature celebrity entertainers and EFX, an approximately $40 million musical and special effects extravaganza production show starring Michael Crawford.

  MGM Grand completed its first international acquisition in September 1995, when it acquired what is now MGM Grand Australia for approximately $80 million. The acquisition provides the Company with geographic diversification and direct access to the lucrative Australian and Southeast Asian gaming markets.

  In July 1995, the Company established a new management team, led by J. Terrence Lanni, Chairman and Chief Executive Officer, and Alex Yemenidjian, President, Chief Operating Officer and Chief Financial Officer, as well as a revised organizational structure at both the corporate and operating levels and selected expansion and enhancement of the management team. The new management team was primarily responsible for developing a corporate vision which is based on achieving increased profitability with growth through a refocusing of marketing efforts and positioning of MGM Grand as a global location-based entertainment company with tight cost control systems.

STRATEGY--OVERVIEW

  MGM Grand's strategy is to create unique destination resorts worldwide in selected gaming markets, which are designed to provide customers with a total entertainment experience, including: first class accommodations, dining and amenities; exciting shows, sporting events, concerts and shopping; and attractive gaming facilities. The Company utilizes entertainment themed attractions, including well known movie characters and settings, to create an exciting environment appealing to all segments of the gaming market and also utilizes targeted marketing programs to attract premium customers.

  The Company's new management team embarked on an operational restructuring program designed to enhance revenues and minimize volatility, significantly reduce operating costs, create financial flexibility, promote the Company's reputation for providing first class entertainment and position the Company for growth by renovating and expanding existing properties and developing new destination resorts. The Company's revenue enhancement and cost control programs, implemented in the third quarter of 1995, resulted in income from continuing operations in the fourth quarter of 1995 increasing by approximately 127% compared to the same quarter in 1994, while income from continuing operations for the first quarter of 1996 increased by approximately 525% compared to the first quarter of 1995. See "Selected Quarterly Financial Results." The Company is also implementing a financial restructuring via a combination of the Offering and a new credit facility, which will significantly lower the Company's cost of capital while enhancing its financial flexibility. The Company intends to use the proceeds of the Offering, cash on hand and certain of the proceeds available under the new and existing credit facilities to defease its publicly held debt and finance the implementation of the Company's growth strategy. On a proforma basis, implementation of the financial restructuring would have increased earnings per share from continuing operations for 1995 by $0.43. The cornerstones of the Company's growth strategy are the $250 million enhancement of MGM Grand Las Vegas as "The City of Entertainment," the opening of the $460 million New York-New York project, the refurbishment of MGM Grand Australia, the planned development of a major destination resort hotel/casino in Atlantic City and the continued monitoring of gaming opportunities outside of Nevada.

STRATEGY--EXECUTION

  Provide First Class Entertainment. The Company continuously strives to achieve a leading reputation for offering high quality entertainment at each of its resorts. The Company focuses on entertaining its customers by providing a full spectrum of destination resort amenities, including world-class concerts and sporting events, highly acclaimed production shows and headliners, quality dining facilities, luxurious accommodations and exciting recreational facilities. MGM Grand Las Vegas has presented headliners such as Barbra Streisand, the Rolling Stones, Rod Stewart, Phil Collins, Elton John, Billy Joel, Gladys Knight, Tom Jones, Whitney Houston, Bette Midler and the Four Tops and, in March 1995, introduced EFX. In addition, MGM Grand Las Vegas presents many sporting events, including world championship boxing matches featuring, among others, George Foreman and Mike Tyson, as well as tennis matches, ice skating and rodeos.

  Enhance Performance of Existing Properties. In order to facilitate its growth strategy, during the third quarter of 1995, the Company introduced a major restructuring program designed to position the Company for sustained long-term growth and to enhance shareholder value. The program is comprised of the following three components:

    Revenue Enhancements. Management has initiated revenue enhancements in each area of its operations. In casino operations, the revenue enhancements consist primarily of a more selective approach to the high-end segment of the casino business in order to reduce volatility of operating results, while at the same time increasing marketing attention to middle market customers. The Company is also seeking to adjust the hotel guest mix to increase room revenues by reducing the tour and travel segment and emphasizing free and independent travelers and casino customers. The Company is also expanding its retail operations and repositioning its restaurant, theme park and show operations to enhance profitability.

    Cost Reductions. The cost reduction component of the restructuring program consisted of a number of actions designed to improve operating efficiencies without sacrificing the quality of customer service, including an employee head count reduction of approximately 14% to date, implemented in part through the outsourcing of three restaurants to premier operators, i.e., Emeril Lagasse, Franco Nuschese and Restaurant Associates Corp.

    Capital Improvements and Additions. The Company has embarked on an extensive capital improvement program designed to enhance the quality of the entertainment experience at each of its properties, including the addition of major gaming and non-gaming amenities. Implementation of the $250 million master plan for MGM Grand Las Vegas is anticipated to begin in the second quarter of 1996 and is expected to be funded out of existing cash on hand and operating cash flow. The $15 million capital improvement program at MGM Grand Australia is substantially completed.

  Continue Growth Strategy. The Company plans to leverage its highly recognizable brand name and entertainment themes through expansion and enhancement of existing properties and development of new themed properties in selected markets throughout the world. The Company's improvement and expansion projects include the following:

    Creation of The City of Entertainment at MGM Grand Las Vegas. The Company is embarking on a $250 million enhancement and expansion project at its flagship property to create The City of Entertainment, which will include a 300,000 square foot expansion of entertainment, restaurant and retail shopping areas, construction of a new 300,000 square foot convention center, a significant enhancement of the major entrances and exteriors and an upgrade of certain of the property's luxury suites. The renovation and expansion is expected to begin in June 1996 and be substantially completed by the end of 1998. The project will be introduced in phases in order to minimize disruption of operations. The Lion entry and exterior enhancements will create theatrical multimedia projection and light shows designed to increase foot traffic at the property. As part of the enhancement program, the Company anticipates introducing a new Entertainment Casino area with dramatic live entertainment, themed restaurants, a nightclub and an increase in the number of gaming positions by approximately 500.

    Renovation of MGM Grand Australia. In June 1996, an approximately $15 million major renovation program at MGM Grand Australia will be completed. The renovation includes upgrading all 97 of the guest rooms (including 17 suites) and expansion of the casino space to approximately 500 slot machines and 50 table games, including introduction of the Monte Carlo Room for middle market customers and the Grand International Room for high-end customers. Non-gaming amenities are being enhanced through the addition of new food, beverage, entertainment and retail facilities.

    Opening of New York-New York. The Company, in conjunction with Primadonna Resorts, Inc., an unaffiliated publicly traded operator of hotel/casinos which is Nevada based, ("Primadonna"), is developing this 48-story destination resort, which will replicate many of Manhattan's landmark buildings and icons, including the Statue of Liberty, the Empire State Building, Central Park, the Brooklyn Bridge, and a Coney Island-style roller coaster. The 84,000 square foot casino is expected to offer approximately 2,400 slot machines and 75 table games. New York-New York is located on the Strip at the "New Four Corners" directly across from MGM Grand Las Vegas. New York-New York is expected to substantially increase foot traffic at the MGM Grand Las Vegas since the two facilities will be connected by an extension of the existing elevated pedestrian walkway, which will lead into a dramatic new multimedia mezzanine level overlooking the atrium of the Entertainment Casino at MGM Grand Las Vegas. Management believes that the $460 million, 2,035 room and suite resort is architecturally the most distinctive property ever built in Las Vegas. New York-New York is scheduled to open in the winter of 1996-1997.

    Development of MGM Grand Atlantic City. The Company is reviewing a number of alternatives for entering the Atlantic City market, including new construction as well as acquisition and redevelopment of existing properties. The Company intends to create a destination resort hotel/casino in Atlantic City that will be larger and more elaborate than any other facility currently in existence in that market. The Company expects to use its entertainment themes at MGM Grand Atlantic City and plans to offer a wide array of gaming and non-gaming amenities to its prospective customers. The Company's plans for MGM Grand Atlantic City may also include the development of retail and food and beverage facilities. The Company believes that the acquisition and/or development of MGM Grand Atlantic City could cost in excess of $700 million and that the development or redevelopment could take up to three years. No assurance can be given that the Company will acquire property or develop a hotel/casino in Atlantic City, or if it does, as to its ultimate size, configuration or cost. Any development or operation in Atlantic City will be subject to the receipt of regulatory approvals, including licensing, acquisition of an appropriate site or property and obtaining necessary financing.

    Other Markets. The Company continues to evaluate growth opportunities in other national and international locations which offer development potential, including Argentina, Canada, Mexico and South Africa.

REFINANCING

  In order to significantly lower the Company's cost of capital, enhance financial flexibility and position the Company to finance its anticipated future growth, MGM Grand has arranged for a new $500 million bank credit facility to replace its existing high cost public debt. In May 1996, the Company received a commitment from BA Securities, Inc. ("BA Securities"), an affiliate of Bank of America N.T. & S.A. ("B of A"), to arrange for a new $500 million senior reducing revolving credit facility (the "Credit Facility"). The Credit Facility will be used, together with cash on hand, proceeds from the Offering and proceeds from the existing $60 million credit facility (the "Operating Loan") of MGM Grand Hotel Finance Corp., a wholly owned subsidiary of the Company ("MGM Grand Finance"), to defease MGM Grand Finance's outstanding publicly held debt consisting of $220 million of 11 3/4% First Mortgage Notes due May 1, 1999 and $253 million of 12% First Mortgage Notes due May 1, 2002 (collectively, the "First Mortgage Notes"). On a proforma basis, the Company's interest expense (net of tax benefits), would have decreased by approximately $7.8 million for the quarter ended March 31, 1996 and $31.3 million for the year ended December 31, 1995, and proforma earnings per share from continuing operations would have increased from $0.70 per share to $0.74 per share for the three months ended March 31, 1996 and from $0.96 per share to $1.39 per share for the year ended December 31, 1995 (assuming that the incremental earnings resulting from the defeasance were subject to tax at a 36.5% rate). The defeasance of the First Mortgage Notes will result in an extraordinary charge of approximately $36.3 million, net of tax benefits, to reflect the early discharge of the First Mortgage Notes and the expenses related thereto. See "Defeasance of First Mortgage Notes." No assurances can be given that the defeasance of the First Mortgage Notes will be accomplished or that the bank facilities will be implemented on the terms described herein, or at all. See "Risk Factors--Leverage and Related Debt Service."

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION

  The summary consolidated financial data set forth below are qualified in their entirety by, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Conditions and Results of Operations" and the Company's consolidated financial statements and notes thereto included or incorporated by reference herein. The summary consolidated financial data presented below as of and for the quarter ended March 31, 1995 and 1996 are derived from unaudited consolidated financial statements; however, in the opinion of the Company, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the Company's financial position and results of operations for such period have been included. Operating results for the quarter ended March 31, 1996 are not necessarily indicative of the results that may be expected for future periods, including the entire year ended December 31, 1996.

                                           YEAR ENDED          QUARTER ENDED
                                          DECEMBER 31,           MARCH 31,
                                       --------------------  ------------------
                                         1994       1995       1995      1996
                                       ---------  ---------  --------  --------
                                       (IN THOUSANDS, EXCEPT PER SHARE DATA,
                                               PERCENTAGES AND ADRS)
STATEMENT OF OPERATIONS DATA:
Net revenues.........................  $ 742,195  $ 721,843  $161,885  $209,304
Operating income.....................    129,715    103,823    20,306    49,223
Income from continuing operations....     73,540     46,565     5,525    34,528
Net income...........................     74,576     46,565     5,525    34,528
Earnings per share from continuing
 operations(1).......................      $1.50      $0.96     $0.11     $0.70
Proforma earnings per share from
 continuing operations(2)............                  1.39                0.74
OTHER DATA:
EBITDA(3)............................  $ 175,392  $ 158,417  $ 32,876  $ 63,960
Cash flows from operating activities.     94,461    114,544     7,687    79,169
Cash flows from investing activities.   (192,955)  (166,034)  (62,951)  (14,110)
Cash flows from financing activities.    (36,952)    85,648     8,760     8,504
Interest expense, net of capitalized
 interest............................     61,927     59,329    15,329    15,797
Proforma interest expense, net of
 capitalized interest(2).............                10,008               3,501
MGM Grand Las Vegas average daily
 room rate ("ADR")...................  $   86.00  $   98.00  $  99.00  $ 103.00
MGM Grand Las Vegas occupancy rate...       92.0%      89.5%     87.5%     93.3%

                                                           AT MARCH 31, 1996
                                                       -------------------------
                                                                     PROFORMA
                                                         ACTUAL   AS ADJUSTED(4)
                                                       ---------- --------------
                                                            (IN THOUSANDS)
SELECTED BALANCE SHEET DATA:
Cash and cash equivalents............................. $  183,580   $   75,951
Total assets..........................................  1,334,871    1,225,906
Long term debt........................................    555,131      182,131
Stockholders' equity..................................    623,528      908,406

- -------

(1) Earnings per share for the first two quarters of the year ended December 31, 1995 was a cumulative loss of $0.03. In the third quarter of 1995, the Company announced a restructuring plan to enhance revenues and reduce operating costs. Earnings per share for the third quarter was $0.33. Earnings per share for the fourth quarter of 1995, which was the first full quarter in which the benefits of the restructuring were realized, was $0.66.

(2) Proforma statement of operations data is presented assuming the following occurred at the beginning of each period presented: (i) receipt of the $321.1 million net proceeds of the Offering; (ii) borrowing of $100 million under the new bank facility and the Operating Loan (as defined); and (iii) defeasance of the First Mortgage Notes. On a supplemental basis, net income per share, including the extraordinary charge on extinguishment of debt of $36.3 million, net of income tax benefit of $20.8 million, would have been $0.74 per share and $0.11 per share for the periods ended December 31, 1995 and March 31, 1996, respectively.

(3) "EBITDA" consists of net income plus net interest expense, taxes, depreciation and amortization. EBITDA should not be construed as an alternative to operating income as an indicator of the Company's operating performance, or as an alternative to cash provided by operating activities as a measure of liquidity, or as any other measure of performance determined in accordance with generally accepted accounting principles. The Company has presented EBITDA solely as supplemental disclosure because the Company believes that certain investors consider this information useful in the comparison and evaluation of financial performance of companies with substantial depreciation and amortization. Other significant uses of cash flows are required before cash will be available to the Company, including debt service, taxes and cash expenditures for various long term assets. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

(4) Proforma as adjusted balance sheet data assumes: (i) receipt of $321.1 million net proceeds of the Offering; and (ii) defeasance of the First Mortgage Notes using cash on hand of $101.2 million, net proceeds from the Offering and borrowings of $100 million under the new bank facility and the Operating Loan and an extraordinary charge of $36.3 million, net of income tax benefit of $20.8 million.

                                  THE OFFERING

  Of the 7,500,000 shares of Common Stock initially being offered hereby by the Company, 6,000,000 shares are initially being offered in the United States by the U.S. Underwriters and 1,500,000 shares are initially being offered concurrently outside the United States by the International Underwriters.

Common Stock offered by the
 Company(1).................... 7,500,000 shares
Common Stock to be outstanding
 after the Offering(1)......... 56,625,578 shares, of which approximately 62.9% will be owned by the Principal Stockholders.
Use of Proceeds................ The net proceeds of the Offering, together with cash on hand and certain of the proceeds from the bank facilities
                                and the Operating Loan, are intended to be used for
                                general corporate purposes, including defeasance of the
                                First Mortgages Notes. Upon defeasance of the First
                                Mortgage Notes, the Credit Facility will become available
                                for general corporate purposes, including acquisition,
                                development and/or construction of additional destination
                                resort hotel/casinos, including MGM Grand Atlantic City.
                                See "Use of Proceeds."
Listing........................ The Common Stock is listed on the New York Stock Exchange under the symbol "MGG."

- --------

(1) Assumes no exercise of the Underwriters' over-allotment option to purchase up to an additional 1,125,000 shares of Common Stock. If such option is exercised, total outstanding shares of Common Stock would be 57,750,578, of which approximately 61.7% would be owned by the Principal Stockholders. Does not include 2,940,091 shares of Common Stock underlying outstanding stock options.

                                 RISK FACTORS

  This Prospectus, including the documents incorporated by reference herein, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended. Also, documents subsequently filed by the Company with the Securities and Exchange Commission will contain forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements as a result of the risk factors set forth below and the matters set forth or incorporated in the Prospectus generally. The Company cautions the reader, however, that this list of factors may not be exhaustive, particularly with respect to future filings. Before making a decision to purchase any of the securities described in this Prospectus, prospective investors should carefully consider the following factors.

  COMPETITION. The Company faces significant domestic and international competition from both established casinos and newly emerging gaming operations. The Company believes that the legalization of casino gaming in various domestic jurisdictions over the last several years and the opening of gaming facilities operated by Native Americans have not, to date, had a material adverse impact on its Las Vegas operations. However, proposals have been made for a significant number of casinos, generally water-based, in a number of other jurisdictions and several large metropolitan areas. Legalization of gaming in additional domestic jurisdictions would also provide opportunities for expansion by the Company's competitors, some of which have greater financial resources than the Company, which could adversely affect the Company's existing and proposed operations. The Company believes that the adoption of legislation approving casino gaming in any jurisdiction near Nevada (particularly California or the other southwestern states) or near New Jersey (particularly New York or Pennsylvania) or the advent of full-scale gaming on nearby Native American lands could have a material adverse effect on its present and planned operations in Las Vegas and Atlantic City. The Company also competes with other forms of legalized gaming, including state-sponsored lotteries and pari-mutuel wagering. In markets in which the Company commences operations or seeks to commence operations, it often faces intense competition for licenses, desirable sites, qualified personnel and, ultimately, customers from other companies in the gaming industry.

  The Company believes that casino competition in the markets in which it competes and plans to compete is based primarily on the location and physical design of the casino and, where applicable, hotel accommodations, the extent and quality of personalized service offered to guests and casino customers, the price and quality of rooms and food and beverages, the number and quality of restaurants, convention and other public facilities, promotional allowances, the entertainment offered, the variety of table games and slot machines, table limits, casino credit granted to customers and parking availability. Management believes that the reputation of MGM Grand Las Vegas as a first-class facility enhances its competitiveness in its market.

  Las Vegas. Hotel/casinos located on the Strip ("Strip Hotels") compete primarily with other Strip Hotels and with a few major hotels in downtown Las Vegas. Strip Hotels offering similar prices compete with each other primarily on the basis of quality of rooms, restaurants and facilities, entertainment offered, complimentary goods and services given, credit limits and quality of personal attention offered to guests and casino customers. Some of the Company's competitors may have greater resources. See "Business--MGM Grand Las Vegas" and "Business--Las Vegas Market."

  Australia. Australian casinos generally operate under exclusive licenses, which create regional monopolies for a fixed term. Currently, MGM Grand Australia has an exclusive operating license in the northern half of the Northern Territory and a gaming tax rate guarantee through 2005, which are subject to review in 2003. Because of these regional monopolies, Australian casinos do not compete among themselves for local middle to low end players. However, Far East premium players have become an increasingly important source of revenue. Consequently, this market has become very competitive, as evidenced by the gaming activity in Malaysia, Macau and the Philippines, the recent growth in the number of casinos operating in Australia, and an increase in the number of casino cruise ships.

  Effective January 1996, hotels and clubs were permitted to operate, in limited quantities, cash jackpot slots ("poker machines") in the northern half of the Northern Territory, creating increased competition in the Darwin market for local middle to low end players. Through 2005, MGM Grand Australia will participate in the win from these poker machines, thereby mitigating the effect of such competition. MGM Grand Australia is remodeling its public gaming floor, restaurant and retail stores in order to remain competitive and improve local business. See "Business--MGM Grand Australia" and "Business-- Australia Market."

  Atlantic City. Competition in the Atlantic City hotel/casino market is intense. While no new hotel/casinos have commenced operations in Atlantic City since 1990, there are several sites on the Boardwalk and in the Atlantic City Marina area on which hotel/casinos could be built. In addition, various applications for casino licenses have been filed and announcements with respect thereto made from time to time, and all 12 of the existing Atlantic City hotel/casinos have recently expanded, are in the process of expanding or have announced intentions to expand, their facilities. Casinos in Atlantic City must be located in approved hotel facilities which must have a prescribed number of qualified sleeping units depending on the size of the casino space. Competition among Atlantic City hotel/casinos is based primarily upon promotional allowances, advertising, the attractiveness of the casino area, service, quality and price of rooms, food and beverages, restaurants, convention and parking facilities and entertainment. "See Business--MGM Grand Atlantic City" and "Business--Atlantic City Market."

  RISKS OF DEVELOPMENT AND NEW CONSTRUCTION. Substantial progress has been made in the construction of New York-New York, which management believes will open in winter 1996-1997; however, no assurances can be given that the opening will occur by that time or that the budgeted project costs of $460 million will not be exceeded. Major construction projects, such as New York-New York, entail significant risks, including shortages of materials or skilled labor, unforeseen engineering, environmental and/or geological problems, work stoppages, weather interference and unanticipated cost increases. As of May 1, 1996, the incurred costs and awarded fixed price contracts represent approximately 82.9% of the $460 million project budget, and the total construction costs incurred were approximately $226 million. See "Business-- New York-New York."

  The Company has not acquired any property for the development of MGM Grand Atlantic City. The design, budget and schedule for construction and opening of the project are at a preliminary stage, and will be subject to the risks described above attendant to large-scale new projects and may be subject to additional costs and delays beyond preliminary estimates. No assurance can be given that the Company will acquire property for, or develop, MGM Grand Atlantic City. See "Business--MGM Grand Atlantic City."

  The opening of New York-New York and MGM Grand Atlantic City will be contingent upon completion of construction, hiring and training of sufficient personnel and receipt of all necessary licenses, permits and authorizations. The scope of the approvals required to construct and open New York-New York and MGM Grand Atlantic City are extensive and the failure to obtain such approvals or difficulties with construction or staffing could delay or prevent the completion of construction or opening of all or part of such facilities or increase the costs thereof. New York-New York has applied for and must obtain, prior to commencement of gaming activities, approvals and licenses from the Nevada Gaming Commission (the "Nevada Commission"), the Nevada State Gaming Control Board (the "Nevada Board"), the Clark County Liquor and Gaming Licensing Board (the "CCLGLB") and any other applicable governmental or administrative state or local agency involved in the regulation of gaming and gaming activities in the State of Nevada (collectively, the "Nevada Gaming Authorities"). The ownership and operation of New York-New York will be subject to extensive state and local regulation by Nevada Gaming Authorities. MGM Grand Atlantic City will be subject to comparable stringent regulation by gaming authorities in New Jersey and other state and local agencies. The grant of such licenses and approvals cannot be assured. See "Regulation and Licensing."

  EFFECT OF THE CITY OF ENTERTAINMENT MASTER PLAN ON OPERATIONS. The $250 million phased renovation of certain aspects of MGM Grand Las Vegas is expected to begin in June 1996 and is scheduled to be completed by the end of 1998. The Company has designed the master plan to minimize construction-related disruptions. However, the renovation and expansion project will disrupt casino operations in the current Oz casino, which has underperformed the other casino operations at MGM Grand Las Vegas. It is not expected that any other casino areas will be closed. No assurance can be given that operations at MGM Grand Las Vegas will not be adversely affected while the renovation and expansion is in progress. In addition, no assurance can be given that the renovation and expansion of MGM Grand Las Vegas will be completed on schedule or as planned. See "Business--MGM Grand Las Vegas."

  LEVERAGE AND RELATED DEBT SERVICE. The Company has substantial annual fixed debt service requirements. In May 1992, MGM Grand Finance, a wholly owned subsidiary of the Company, completed the sale of $473 million principal amount of First Mortgage Notes and entered into the Operating Loan. The Company has guaranteed payment of principal and interest on the First Mortgage Notes as well as any amounts borrowed pursuant to the Operating Loan. There are no amounts currently outstanding under the Operating Loan.

  The Company has received a commitment from BA Securities, an affiliate of B of A, to arrange for a new $500 million senior reducing revolving credit facility. The credit facility is expected to be used, together with cash on hand, proceeds of the Offering and proceeds available under the Operating Loan, to defease the First Mortgage Notes in accordance with the Indenture pursuant to which they were issued (the "Indenture"). See "Defeasance of First Mortgage Notes" for a description of the proposed terms of the new credit facility. No assurances can be given that the defeasance of the First Mortgage Notes will be accomplished (in which case the covenants under the First Mortgage Notes will continue to apply) or that the credit facility will be implemented on the terms described herein, or at all.

  The Company has guaranteed a loan of approximately $82 million (Aus $105 million) incurred by its subsidiary MGM Grand Australia Pty Ltd. in connection with its acquisition of what is now MGM Grand Australia.

  In connection with the $225 million Construction/Revolving Loan Agreement entered into by New York-New York Hotel, LLC, the Company and Primadonna, which is the other 50% owner, have guaranteed completion of the project and have entered into a "keep-well" agreement in connection with the operation of New York-New York. As a result of these obligations, the Company may, under certain circumstances, be required to make additional cash equity contributions to New York-New York Hotel, LLC.

  The Company expects to incur substantial indebtedness in connection with developing and opening MGM Grand Atlantic City. The Company has not arranged financing to cover all of the costs of the Atlantic City project, and accordingly, the terms of any borrowings have not been determined. No assurance can be given that the Company will be able to obtain such financing or upon what terms. See "Business--MGM Grand Atlantic City."

  The Company's ability to make interest and principal payments on its outstanding indebtedness will depend on the generation of sufficient cash flow from the operations of the MGM Grand Las Vegas, MGM Grand Australia and, after their respective openings, New York-New York (which is expected to occur in winter 1996-1997) and MGM Grand Atlantic City.

Future operating results are subject to significant business, economic, regulatory and competitive uncertainties and contingencies, many of which are beyond the control of the Company. No assurance can be given that the Company's hotel/casinos will attract a sufficient number of guests, gaming customers and other visitors to generate sufficient cash flow to meet such debt service requirements.

  SUSTAINABILITY OF RECENT IMPROVEMENTS IN OPERATING RESULTS. As a result of its restructuring program, which commenced in the second half of 1995, the Company has experienced a substantial improvement in operating income for the last quarter of 1995 and the first quarter of 1996, as compared to the comparable prior periods. No assurance can be given that this trend will continue over the long term. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  RISKS ASSOCIATED WITH HIGH-END GAMING AND KEY MARKETS. The Company recognizes that there are business risks associated with high-end gaming and the international patrons who comprise the principal part of this segment. High-end gaming is more volatile than other forms of gaming, and variances attributable to high-end gaming may have a positive or negative impact on cash flow and earnings in a particular quarter. A downturn in economic conditions in the countries in which these customers reside could cause a reduction in the frequency of visits and revenues generated by such customers. In addition, the collectability of receivables from international customers could be adversely affected by future business or economic trends, or by significant events in the countries in which such customers reside. The Company extends credit to those customers whose level of play and financial resources warrant, in the opinion of management, such extension.

  Gaming debts may not be legally enforced in certain foreign jurisdictions or in certain jurisdictions within the United States as being violative of public policy. Judgments on gaming debts are enforceable in all states under the Full Faith and Credit Clause of the United States Constitution. Such judgments, however, are not binding on the courts of foreign nations, although the assets in the United States of foreign debtors may be reached to satisfy such judgments.

  A substantial portion of the Company's table game revenues is attributable to the play of a small number of international customers. The loss or a reduction in play of the most significant of such customers could have a material adverse effect on the Company's future operating results. Management believes that economic conditions in certain of the countries in which these customers reside have caused a reduction in the frequency of visits by such customers to its casinos in recent years, and the decline may continue. The Company is broadening its marketing efforts, focusing on increasing its penetration of the domestic market and expanding its efforts in key international markets in order to reduce the volatility and expense associated with certain segments of the high-end market. See "Business--Las Vegas Target Market and Marketing Strategy."

  DEPENDENCE ON KEY MANAGEMENT AND SINGLE PROPERTY. Historically, the Company has operated only one property, and as such, the Company's operations are presently primarily dependent upon the results achieved by MGM Grand Las Vegas. With the addition of MGM Grand Australia and the anticipated addition of New York-New York and MGM Grand Atlantic City, the Company will begin a new phase of operations including multiple properties. The Company will face the inherent risks associated with the change from managing a single property enterprise to a multiple property enterprise. The Company instituted a management change in mid-1995 when J. Terrence Lanni became Chairman of the Board and Chief Executive Officer and Alex Yemenidjian became President and Chief Operating Officer in addition to serving as Chief Financial Officer. In addition, the Company has subsequently added several key executives to its senior management team. The Company's future results will depend to a substantial extent upon the success of its new management team. See "Management."

  GOVERNMENT REGULATION. The Company's business is subject to comprehensive and stringent government regulation. In addition, there have been in the past and are currently a number of proposals which could adversely affect the gaming industry and the Company, including excise taxes and certain other matters affecting the industry. See "Regulation and Licensing."

  CONTROL BY PRINCIPAL STOCKHOLDERS. The Principal Stockholders own approximately 72.5% of the outstanding shares of the Common Stock. After completion of the Offering, the percentage of the outstanding shares of Common Stock owned by them will be approximately 62.9% (61.7%, assuming exercise of the over-allotment option). Because of their holdings, the Principal Stockholders have, and after the Offering will continue to have, the ability to elect all of the Company's directors and approve or disapprove any other matter submitted to a vote of stockholders.

                                USE OF PROCEEDS

  The net proceeds to the Company from the Offering are estimated to be $321.1 million ($369.5 million if the Underwriters' over-allotment option is exercised in full). The net proceeds of the Offering, together with cash on hand and certain of the proceeds available under the bank facilities and the Operating Loan, will be used for general corporate purposes, including the defeasance of the Company's currently outstanding $220 million principal amount of 11 3/4% First Mortgage Notes due May 1, 1999 and $253 million principal amount of 12% First Mortgage Notes due May 1, 2002. Upon defeasance of the First Mortgage Notes, the Credit Facility will become available for general corporate purposes, including acquisition, development and/or construction of additional destination resort hotel/casinos, including MGM Grand Atlantic City. See "Defeasance of First Mortgage Notes" for a description of the proposed terms of the Credit Facility. Pending utilization, the net proceeds of the Offering will be invested in short-term, interest-bearing investment grade securities.

                          PRICE RANGE OF COMMON STOCK

  The Common Stock is listed on the New York Stock Exchange (stock symbol--
MGG). The following table sets forth for the quarters indicated the high and low composite per share closing sales prices as reported by the New York Stock Exchange.

                                                                  HIGH     LOW
                                                                  ----     ---
   1994
     First Quarter.............................................. $39 3/8 $27 3/4
     Second Quarter.............................................  29 3/4  23 1/4
     Third Quarter..............................................  32      24 1/4
     Fourth Quarter.............................................  32 1/4  24 1/8
   1995
     First Quarter.............................................. $30 3/4 $23 3/4
     Second Quarter.............................................  32 1/4  26 3/4
     Third Quarter..............................................  28      23 3/4
     Fourth Quarter.............................................  26      23
   1996
     First Quarter.............................................. $39 3/4 $22 3/4
     Second Quarter (1).........................................  47 7/8  38 3/8

- --------

(1) Through June 20, 1996.

                                DIVIDEND POLICY

  The Company has not paid any dividends to date and does not expect to pay dividends in the foreseeable future. The Indenture governing the First Mortgage Notes and the Operating Loan place restrictions on the ability of MGM Grand Hotel, Inc. to make distributions or pay dividends to the Company. MGM Grand Hotel, Inc. may make distributions or pay dividends subject to minimum net worth requirements, debt service ratios and earnings. Such restrictions, as a practical matter, limit the ability of the Company to pay dividends. The bank facilities and any loan incurred in connection with MGM Grand Atlantic City are expected to contain restrictions on the ability of MGM Grand to declare and pay dividends. See "Risk Factors--Leverage and Related Debt Service" and "Defeasance of First Mortgage Notes."

                                CAPITALIZATION

  The following table sets forth the consolidated capitalization of the Company as of March 31, 1996 and on a proforma as adjusted basis to give effect to (i) the offering of 7,500,000 shares of Common Stock at an assumed offering price of $44.625 per share, the last reported sale price of the Common Stock on the New York Stock Exchange on June 20, 1996, and (ii) the defeasance of the First Mortgage Notes concurrent with the closing of the Offering. See "Defeasance of First Mortgage Notes."

                                                           MARCH 31, 1996
                                                      --------------------------
                                                           (IN THOUSANDS)
                                                                     PROFORMA
                                                        ACTUAL    AS ADJUSTED(1)
                                                      ----------  --------------
Cash and cash equivalents............................ $  183,580    $   75,951
                                                      ==========    ==========
Current obligation, capital leases................... $    2,772    $    2,772
                                                      ==========    ==========
Long term debt (less current portion):
  11 3/4% First Mortgage Notes due 1999.............. $  220,000    $       --
  12% First Mortgage Notes due 2002..................    253,000            --
  Australian Hotel/Casino Loan due 2000..............     82,131        82,131
  Credit Facility....................................         --       100,000
                                                      ----------    ----------
                                                         555,131       182,131
Long term obligation, capital leases.................      9,613         9,613
Stockholders' equity:
  Common stock, $.01 par value; 75,000,000 shares
   authorized; 49,085,078 shares issued,
   56,585,078 shares issued, as adjusted.............        491           566
  Capital in excess of par value.....................    626,990       948,052
  Note receivable stock sale.........................     (5,000)       (5,000)
  Retained earnings (deficit)........................      4,043       (32,216)
  Currency translation...............................     (2,996)       (2,996)
                                                      ----------    ----------
   Total stockholders' equity........................    623,528       908,406
                                                      ----------    ----------
Total capitalization................................. $1,188,272    $1,100,150
                                                      ==========    ==========

- --------

(1) Proforma as adjusted data assumes: (i) receipt of $321.1 million net proceeds of the Offering; and (ii) defeasance of the First Mortgage Notes, using cash on hand of $101.2 million, net proceeds from the Offering and borrowings of $100 million under the new bank facilities and the Operating Loan, and an extraordinary charge of $36.3 million, net of income tax benefit of $20.8 million. See "Use of Proceeds."

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

  The selected consolidated financial information set forth below is qualified in its entirety by, and should be read in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's consolidated financial statements and notes thereto included or incorporated by reference herein. The selected consolidated financial information presented below as of and for the quarter ended March 31, 1995 and 1996 is derived from unaudited consolidated financial statements; however, in the opinion of the Company, all adjustments, consisting of normal recurring adjustments, necessary for the presentation of the Company's financial position and results of operations for such period have been included. Operating results for the quarter ended March 31, 1996 are not necessarily indicative of the results that may be expected for future periods, including the entire year ended December 31, 1996.

                              YEAR ENDED DECEMBER 31,          QUARTER ENDED MARCH 31,
                          --------------------------------  ------------------------------
                               1994             1995             1995            1996
                          ---------------  ---------------  --------------  --------------
                           (IN THOUSANDS, EXCEPT PER SHARE DATA, PERCENTAGES AND ADRS)
REVENUES:
 Casino.................  $       434,297  $       404,742  $       91,326  $      130,256
 Rooms..................          145,196          160,470          38,891          43,801
 Food and beverage......           91,566           89,299          22,795          20,094
 Entertainment, retail
  and other.............          122,758          123,307          22,649          29,109
                          ---------------  ---------------  --------------  --------------
                                  793,817          777,818         175,661         223,260
 Less: Promotional
  allowances............           51,622           55,975          13,776          13,956
                          ---------------  ---------------  --------------  --------------
                                  742,195          721,843         161,885         209,304
OPERATING EXPENSES:
 Casino.................          183,514          195,140          49,732          56,330
 Rooms..................           45,303           44,195          10,825          11,782
 Food and beverage......           65,043           57,293          14,712          12,273
 Entertainment, retail
  and other.............          115,443           92,667          19,009          22,621
 Provision for doubtful
  accounts and
  discounts.............           44,181           57,683           8,176          15,626
 General and
  administrative........          106,884           99,086          24,528          24,722
 Depreciation and
  amortization..........           44,433           55,419          12,570          15,216
 Restructuring costs....              --             5,942             --              --
                          ---------------  ---------------  --------------  --------------
Operating profit before
 corporate expense......          137,394          114,418          22,333          50,734
 Corporate expense......            7,679           10,595           2,027           1,511
                          ---------------  ---------------  --------------  --------------
   Operating income.....          129,715          103,823          20,306          49,223
NONOPERATING INCOME
 (EXPENSE):
 Interest income........            5,544            2,896             548           1,581
 Interest expense, net
  of capitalized
  interest..............          (61,927)         (59,329)        (15,329)        (15,797)
 Other, net.............              208             (825)            --             (479)
                          ---------------  ---------------  --------------  --------------
                                  (56,175)         (57,258)        (14,781)        (14,695)
                          ---------------  ---------------  --------------  --------------
Income from continuing
 operations.............  $        73,540  $        46,565  $        5,525  $       34,528
                          ---------------  ---------------  --------------  --------------
Net income..............           74,576           46,565           5,525          34,528
                          ===============  ===============  ==============  ==============
Weighted average shares
 outstanding............           48,988           48,544          48,555          49,604
Earnings per share from
 continuing
 operations(1)..........  $          1.50  $          0.96  $         0.11  $         0.70
Proforma earnings per
 share(2)...............                              1.39                            0.74
OTHER DATA:
EBITDA(3)...............  $       175,392  $       158,417  $       32,876  $       63,960
Cash flow from operating
 activities.............           94,461          114,544           7,687          79,169
Cash flow from investing
 activities.............         (192,955)        (166,034)        (62,951)        (14,110)
Cash flow from financing
 activities.............          (36,952)          85,648           8,760           8,504
Proforma interest
 expense, net of
 capitalized
 interest(2)............                            10,008                           3,501
MGM Grand Las Vegas
 average daily room rate
 ("ADR")................            86.00            98.00           99.00          103.00
MGM Grand Las Vegas
 occupancy rate.........             92.0%            89.5%           87.5%           93.3%

                                                            MARCH 31, 1996
                                                       -------------------------
                                                                     PROFORMA
                                                         ACTUAL   AS ADJUSTED(4)
                                                       ---------- --------------
                                                            (IN THOUSANDS)
SELECTED BALANCE SHEET DATA:
Cash and cash equivalents............................. $  183,580   $   75,951
Total assets..........................................  1,334,871    1,225,906
Long term debt........................................    555,131      182,131
Stockholders' equity..................................    623,528      908,406

- -------

(1) Earnings per share for the first two quarters of the year ended December 31, 1995 was a cumulative loss of $0.03. In the third quarter of 1995, the Company announced a restructuring plan to enhance revenues and reduce operating costs. Earnings per share for the third quarter was $0.33. Earnings per share for the fourth quarter of 1995, which was the first full quarter in which the benefits of the restructuring were realized, was $0.66.

(2) Proforma statement of operations data is presented assuming the following occurred at the inception of each period presented: (i) receipt of the $321.1 million net proceeds of the Offering; (ii) borrowing of $100 million under the new bank facility and the Operating Loan (as defined); and (iii) defeasance of the First Mortgage Notes. On a supplemental basis, net income per share, including the extraordinary charge on extinguishment of debt of $36.3 million, net of income tax benefit of $20.8 million, would have been $0.74 per share and $0.11 per share for the periods ended December 31, 1995 and March 31, 1996, respectively.

(3) "EBITDA" consists of net income plus net interest expense, taxes, depreciation and amortization. EBITDA should not be construed as an alternative to operating income as an indicator of the Company's operating performance, or as an alternative to cash provided by operating activities as a measure of liquidity, or as any other measure of performance determined in accordance with generally accepted accounting principles. The Company has presented EBITDA solely as supplemental disclosure because the Company believes that certain investors consider this information useful in the comparison and evaluation of financial performance of companies with substantial depreciation and amortization. Other significant uses of cash flows are required before cash will be available to the Company, including debt service, taxes and cash expenditures for various long term assets--see Liquidity and Capital Resources on page 24.

(4) Proforma as adjusted balance sheet data assumes: (i) receipt of $321.1 million net proceeds of the Offering; and (ii) defeasance of the First Mortgage Notes using cash on hand of $101.2 million, net proceeds from the Offering and borrowings of $100 million under the new bank facility and the Operating Loan, and an extraordinary charge of $36.3 million, net of income tax benefit of $20.8 million.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

OVERVIEW

  Since inception of operations in 1987, MGM Grand has transformed itself from an owner/operator of medium sized hotel/casinos and a specialized first class airline into a developer, owner and operator of world class destination resorts providing first class entertainment and gaming. As a result, management does not believe that the Company's results of operations for periods prior to 1994 provide a meaningful comparison to more recent periods. The Company sold the Sands Hotel and Casino in 1989, closed the Marina Hotel and Casino in 1990 and sold the Desert Inn Hotel and Casino in 1991. In addition, the Company sold its airline in 1994 and, as a result, reclassified such results to discontinued operations. The Company began construction of the $1 billion MGM Grand Las Vegas, the world's largest hotel/casino, in October 1991 and commenced operations in December 1993. In December 1994, the Company entered into a joint venture with Primadonna for the joint development and operation of the $460 million New York-New York hotel/casino. Construction of New York-New York commenced in March 1995 and the facility is expected to open in the winter of 1996-1997. In September 1995, the Company commenced its international expansion by acquiring what is now MGM Grand Australia for approximately $80 million. The Company is finalizing a major renovation program at MGM Grand Australia, which will be completed in June 1996.

  In 1994, the first full year of operations at MGM Grand Las Vegas, the Company experienced an unusually high table games hold percentage. Table game hold is the percentage of table revenue (win) compared to table game drop which is customer wagers. In the first half of 1995, the Company experienced significant volatility and an unusually low table games hold percentage (i.e., table game hold which was below the average anticipated hold as reflected in the Company's annual budget). In the third quarter of 1995, the Company's new management team implemented more stringent policies designed to reduce high-end gaming volatility (i.e., significant swings in overall table game hold as a result of the impact of high end play) . As a result, the Company had a more normalized table games hold percentage during the second half of 1995, which continued in the first quarter of 1996. Principally as a result of the table games hold percentage fluctuations, partially offset by increased hotel revenues, the Company experienced a $20.4 million decrease in net revenues (2.7%) from $742.2 million for the year ended December 31, 1994, to $721.8 million for the year ended December 31, 1995. In order to increase revenues, control costs and reposition the Company for sustained long-term growth, the new management team introduced a comprehensive operational restructuring plan in the third quarter of 1995. The restructuring program resulted in a non-recurring restructuring charge of $5.9 million. As a result of implementation of this plan, net revenues in the fourth quarter of 1995 increased by $21.5 million (12.5%) from $171.8 million in the fourth quarter of 1994 to $193.3 million in the fourth quarter of 1995. This revenue growth trend accelerated in the first quarter of 1996, with net revenues increasing by $47.4 million (29.3%) from $161.9 million in the first quarter of 1995 to $209.3 million in the first quarter of 1996. The Company believes that the operating efficiencies realized from the restructuring program should continue to benefit the Company in the future.

  Principally as a result of the positive impacts of the restructuring which led to increased revenue, an improvement in customer mix and sharply lower operating costs, operating income increased by $18.2 million (65.7%) to $45.9 million for the fourth quarter of 1995 from $27.7 million in the fourth quarter of 1994. Income from continuing operations for the fourth quarter of 1995 increased by $17.8 million (127.1%) to $31.8 million from $14.0 million in the fourth quarter of 1994. Earnings per share from continuing operations increased by 127.6% from $0.29 to $0.66. The improving trend in operating results continued in the first quarter of 1996, with operating income increasing by $28.9 million (142%) from $20.3 million in the first quarter of 1995 to $49.2 million in the first quarter of 1996, net income increasing by $29.0 million (525%) from $5.5 million to $34.5 million, and earnings per share increasing from $0.11 per share to $0.70 per share.

  During 1996, the Company (i) unveiled a $250 million master plan for the enhancement of MGM Grand Las Vegas as The City of Entertainment, (ii) will complete a $15 million refurbishment of MGM Grand Australia, (iii) is finalizing the construction and development of its 50% owned New York-New York destination resort and (iv) is pursuing the acquisition and/or development of a destination resort casino/hotel in Atlantic City, which is expected to cost at least $700 million. If the Company, as expected, proceeds with the acquisition and/or development of MGM Grand Atlantic City, it will likely require additional financing in 1998 which could include, but not be limited to, expansion of the Credit Facility or other forms of debt or equity financing. In order to increase financial flexibility and significantly reduce interest expense, the Company expects to complete the defeasance of its First Mortgage Notes during the second or third quarter of 1996. It is anticipated that the Company will incur an extraordinary charge of approximately $37.0 million, net of income tax benefit, as a result of the defeasance which will result in a reduction in interest expense of approximately $29 million per year, net of income tax benefit. The Company is currently evaluating the alternate use and/or disposition of certain existing assets which could be affected by implementation of the MGM Grand Las Vegas master plan. Although the specific assets to be redeployed or disposed of in connection with the MGM Grand Las Vegas master plan have not yet been determined, the write-down of the carrying value of such assets is not currently expected to exceed $13 million, net of income tax benefit.

RESULTS OF OPERATIONS

 First Quarter Ended March 31, 1996 Compared to First Quarter Ended March 31,
1995

  Net revenues for the first quarter of 1996 were $209.3 million, representing an increase of $47.4 million (29.3%) compared to $161.9 million during the same period in the prior year. The significant improvement for the first quarter of 1996 over the prior year period reflects the Company's emphasis on building the domestic customer base, improving the customer mix and reducing revenue volatility. Casino revenues for the first quarter of 1996 were $130.3 million, representing an increase of $39.0 million (42.6%) compared to $91.3 million during the same period in the prior year. The increase is primarily due to MGM Grand Las Vegas casino revenues of $122.8 million for the first quarter of 1996 which increased $31.5 million (34.5%) compared to $91.3 million during the same period in the prior year. The increase was attributable to improved overall volume and win percentages for table games and slots, partially offset by a lower win in baccarat as a result of a decreased volume when compared with the prior year. As a result of management's more prudent approach to high-end gaming and renewed focus on middle market customer growth, the volatile effects of liberal casino policies with respect to high-end gaming which reduced hold percentages and, therefore, significantly suppressed the 1995 first quarter results, have not affected the 1996 first quarter. MGM Grand Australia reported casino revenues for the period of $7.5 million (data for the prior year period before the September 1995 acquisition of MGM Grand Australia is not applicable). MGM Grand Australia was under renovation and construction for much of the quarter, which adversely affected revenues and led to a quarterly loss. In addition, casino revenues at MGM Grand Australia were adversely impacted by abnormally low win percentages. The Company is implementing revenue enhancement, cost containment and volatility reduction programs at MGM Grand Australia similar to those adopted at MGM Grand Las Vegas. See "Risk Factors--Risks Associated With High-End Gaming and Key Markets."

  Room revenues of $43.8 million for the first quarter of 1996 increased $4.9 million (12.6%) compared to $38.9 million in the prior period. MGM Grand Las Vegas room revenues were $43.5 million, an increase of $4.6 million (11.8%) compared to $38.9 million in the same period of the prior year. The increase was principally due to an improved occupancy and room rate of 93.3% and $103, respectively, in the quarter of 1996 compared to 87.5% and $99, respectively in the same period in the prior year. Hotel occupancy and the improvement in room rates at MGM Grand Las Vegas reflect a significant increase in convention, special event and tour and travel customers during the first quarter of 1996. MGM Grand Australia reported room revenues of $0.3 million on a hotel occupancy of 54.6% for the first quarter of 1996, reflecting the effects of the renovation and construction and the lower occupancy rates typical for the "wet" season.

  Food and beverage revenues were $20.1 million in the first quarter of 1996, representing a decrease of $2.7 million (11.8%), compared to $22.8 million in the first quarter of the prior year. MGM

Grand Las Vegas food and beverage revenues of $18.9 million decreased $3.9 million (17.3%) in the first quarter of 1996 compared to $22.8 million in the prior period. The decrease in the first quarter of 1995 was due to the outsourcing of three restaurants to premier operators. MGM Grand Australia reported food and beverage revenues of $1.2 million for the first quarter of 1996.

  Entertainment, retail and other revenues were $29.1 million for the first quarter of 1996, representing an increase of $6.5 million (28.5%), compared to $22.6 million in the first quarter of 1995, consisting only of revenues generated by MGM Grand Las Vegas. The increase in revenues for the first quarter of 1996 was largely due to the EFX production show which commenced in March 1995 and featured eleven shows in the first quarter of 1995, compared to 116 shows in the first quarter of 1996, and the Star Lane Shops retail mall which was not operational in the prior year's quarter. The overall increase in revenue was partially offset by reduced revenues at the theme park as a result of both a drop in attendance and reduced ticket prices and decreases in revenues from the MGM Grand Garden which held three events in the first quarter of 1996 compared to eight in the prior year's first quarter. The number of Company-sponsored events decreased in favor of "four-wall" venues (i.e., events sponsored by an outside promoter whereby the Company leases the showroom or arena space to the promoter), which transfers the operating risk to the outside show producers.

  Promotional allowances were $14.0 million in the first quarter of 1996 (6.7% of revenues), an increase of $0.2 million (1.3%) from $13.8 million in 1995 (8.5% of revenues). MGM Grand Las Vegas reported $13.7 million for promotional allowances for the first quarter of 1996, a decrease of $0.1 million compared to the same period in the prior year, and MGM Grand Australia promotional allowances were $0.3 million for the first quarter of 1996.

  Casino expenses were $56.3 million for the first quarter of 1996 (43.2% of casino revenues), an increase of $6.6 million (13.3%) compared to $49.7 million in 1995 (54.5% of casino revenues). MGM Grand Las Vegas reported casino expenses of $50.5 million, an increase of $0.8 million (1.6%), compared to the prior period. This increase was the result of increased gaming taxes due to casino revenues and increased marketing costs related to special events, which was offset by cost savings resulting from the Company's cost containment program. MGM Grand Australia casino expenses were $5.8 million for the first quarter of 1996.

  Room expenses were $11.8 million for the first quarter of 1996 (26.9% of room revenues), an increase of $1.0 million (8.8%) from the $10.8 million in 1995 (27.8% of room revenues). MGM Grand Las Vegas reported room expenses of $11.4 million, an increase of $0.6 million (5.7%) compared to the prior period, as a result of higher payroll costs associated with increased occupancy. MGM Grand Australia reported room expenses of $0.4 million for the first quarter of 1996.

  Food and beverage expenses were $12.3 million for the first quarter of 1996 (61.1% of food and beverage revenues) a decrease of $2.4 million (16.6%) compared to $14.7 million in 1995 (64.5% of food and beverage revenues). MGM Grand Las Vegas reported food and beverage expenses of $10.9 million, a decrease of $3.8 million (26.2%) compared to the prior period, primarily as a result of the outsourcing of three Company operated restaurants in the first quarter of 1996 as part of the restructuring plan. MGM Grand Australia reported food and beverage expenses of $1.4 million for the first quarter of 1996.

  Entertainment, retail and other expenses were $22.6 million in the first quarter of 1996 (77.7% of entertainment, retail and other revenues), an increase of $3.6 million (19.0%) from entertainment, retail and other expenses of $19.0 million in 1995 (83.9% of entertainment, retail and other revenues). The increase is primarily related to the operations of EFX which opened in March 1995 and the operations of Star Lane Shops retail mall which opened in September 1995, partially offset by a reduction in MGM Grand Garden Costs reflecting fewer events held during the first quarter of 1996 compared to 1995.

  Provision for doubtful accounts and discounts was $15.6 million for the first quarter of 1996, an increase of $7.4 million (91.1%) from $8.2 million in the prior period. MGM Grand Las Vegas increased the reserve for specific customer accounts based on aging of casino receivable balances and other factors. Casino receivables are generated by gaming customers who obtain credit in exchange for gaming chips at MGM Grand Las Vegas. See "Notes to Condensed Consolidated Financial Statements." MGM Grand Australia is restricted by law from offering credit to its customers.

  General and administrative expense, representing operating expense not directly attributable to specific company departments, was $24.7 million (excluding corporate expense) for the first quarter of 1996, an increase of $0.2 million (0.8%) from $24.5 million for the same period in 1995. MGM Grand Las Vegas reported $23.0 million for general and administrative expense during the first quarter of 1996, a decrease of $1.6 million (6.7%) from $24.6 million in the 1995 period. Contributing to the improvements in expenses were lower advertising expenditures related to EFX in the first quarter of 1996, coupled with the benefits of the cost containment efforts. MGM Grand Australia reported general and administrative expense of $1.7 million.

  Depreciation and amortization expense was $15.2 million in the first quarter of 1996, an increase of $2.6 million (21.1%) from $12.6 million in the first quarter of 1995. MGM Grand Las Vegas reported $14.2 million in depreciation and amortization expense an increase of $1.6 million as a result of a full quarter of depreciation for the EFX show equipment and Star Lane Shops mall, which opened in September 1995, as well as other asset additions during the 1996 first quarter. MGM Grand Australia reported depreciation and amortization expense of $1.0 million.

  Corporate expense was $1.5 million for the first quarter of 1996, a decrease of $0.5 million compared to $2.0 million in the prior year period. The decrease was primarily attributable to a reduction of amortization related to the Don King Productions, Inc. boxing promotion agreement. Corporate expenses represent operating expenses generated by the Company, which benefit the Company and its subsidiaries and do not directly benefit specific operations.


  Operating income for the quarter ended March 31, 1996 was $49.2 million representing an increase of $28.9 million (142.4%) over the same period of 1995. MGM Grand Las Vegas operating income was $52.5 million for the first quarter of 1996 representing an increase of $30.2 million (135.3%) from the prior year's quarter. MGM Grand Australia incurred an operating loss for the period of $1.8 million.

  Interest income of $1.6 million for the period ended March 31, 1996 increased by $1.1 million from $0.5 million in the first quarter of 1995. The increase was attributable to higher invested cash balances at MGM Grand Las Vegas during the first quarter of 1996 reflecting the strong operating activity and increased collections on casino receivables compared to the prior year activity when cash balances were lower.

  Interest expense in the first quarter of 1996 of $15.8 million (net of capitalized interest) increased slightly by $0.5 million compared to $15.3 million in the same period of 1995. The increase in the first quarter of 1996 was primarily due to interest of $1.8 million related to the MGM Grand Australia bank loan which was incurred in September 1995, partially offset by capitalized interest of $1.1 million for the New York-New York construction project. Additional interest expense was incurred in the first quarter of 1995 as a result of $8.0 million outstanding on the MGM Grand Las Vegas bank line of credit which had been repaid by the first quarter of 1996.

  Income before income taxes for the quarter ended March 31, 1996 was $34.5 million, representing an increase of $29.0 million (525%) over the 1995 period of $5.5 million. MGM Grand Las Vegas reported income before income taxes of $35.2 million for the current period, an increase of $30.7 million (687.8%) versus $4.5 million in the prior year ended. MGM Grand Australia reported a loss before income taxes of $3.6 million for the quarter.

 Year Ended December 31, 1995 Compared to Year Ended December 31, 1994

  Net revenues for the year ended December 31, 1995 were $721.8 million, representing a decrease of $20.4 million (2.7%) compared to $742.2 million for the year ended December 31, 1994. The decrease in revenue was primarily due to a reduction in casino revenue, offset by an increase in room revenue. The change in revenue mix is reflected in the increase in room revenues as a percentage of total revenues from 19.6% in 1994 to 22.2% in 1995. In addition, promotional allowances increased from 7.0% of revenues in 1994 to 7.8% of revenues in 1995.

  Casino revenues for the year ended December 31, 1995 were $404.7 million, compared to $434.3 million for the year ended December 31, 1994, a decrease of $29.6 million (6.8%). MGM Grand Las Vegas casino revenues were $397.4 million for the year ended December 31, 1995 compared to $434.3 million in 1994, a decrease of $36.9 million (8.5%). This decrease in casino revenue was primarily due to an unusually high table game hold percentage in 1994 and a marginal decrease in 1995 slot revenues, offset by an increase in table game drop (excluding baccarat) for the year ended December 31, 1995. The increased table game drop in 1995 was largely due to higher table game volume combined with a more normal table game hold percentage, whereas the decrease in 1995 slot revenues resulted from a 13.5% reduction in slot play which was partially offset by an increase in slot hold due to an improved mix and layout of slot machines. The more normal table game hold in the 1995 period, as well as the stronger slot hold, were consistent with the Company's plan to emphasize middle market customer activity and reduce overall gaming volatility. MGM Grand Australia casino revenues were $7.3 million for the period since its acquisition on September 7, 1995 through December 31, 1995.

  Room revenues for the year ended December 31, 1995 were $160.5 million, compared to $145.2 million for the year ended December 31, 1994, representing an increase of $15.3 million (10.5%). MGM Grand Las Vegas room revenues were $160.1 million for the year ended December 31, 1995, an increase of $14.6 million (10.0%) from $145.5 million in 1994. The increase in room revenue was primarily due to the increase in the average daily room rate from $86 in 1994 to $98 in 1995, partially offset by a slightly lower occupancy percentage of 89.5% for the year ended December 31, 1995 compared to 92.0% for the year ended December 31, 1994. The increased room rates and change in occupancy reflect the Company's yield management plan to improve the customer mix and increase the casino and independent traveler segments, while de-emphasizing the lower yielding tour and travel segment. MGM Grand Australia room revenues were $0.4 million for the period since its acquisition through December 31, 1995.

  Food and beverage revenues were $89.3 million for the year ended December 31, 1995, representing a decrease of $2.3 million (2.5%) from $91.6 million in 1994. MGM Grand Las Vegas food and beverage revenues were $4.2 million (4.6%) lower for the year ended December 31, 1995 compared to the same period in 1994. This decrease was attributable to the Company's restructuring plan which converted three restaurants into leased facilities during the third and fourth quarters of 1995. As a result, the Company anticipates that until the new facilities planned for MGM Grand Las Vegas become operational, food and beverage revenues will be lower than previously attained, with corresponding reductions in food and beverage expenses. The Company also anticipates that other revenues will increase as a result of lease income from the food and beverage tenants. MGM Grand Australia food and beverage revenues were $2.1 million for the period since its acquisition through December 31, 1995.

  Entertainment, retail and other revenues were $123.3 million for the year ended December 31, 1995, an increase of $0.5 million (0.4%) from $122.8 million in 1994. MGM Grand Las Vegas entertainment, retail and other revenues increased $0.8 million (0.7%) for the year ended December 31, 1995 compared to the same period in 1994. Entertainment, retail and other revenues increased in 1995 due to the opening of the EFX production show and the addition of the Star Lane Shops retail mall, offset by lower revenue from the theme park as well as entertainment and sports events in the MGM Grand Garden. As part of its restructuring plan and in an effort to reduce volatility at MGM Grand Garden, the Company decreased the number of Company sponsored events during 1995 in favor of "four-wall" venues, which transfers the operating risk to the outside show producers.

  Promotional allowances were $56.0 million for the year ended December 31, 1995 (7.8% of revenues), an increase of $4.4 million (8.4%) from $51.6 million in 1994 (7.0% of revenues). MGM Grand Las Vegas promotional allowances were $55.6 million for the year ended December 31, 1995 compared to $51.6 million for the same period in 1994. This increase was attributable to increased marketing efforts designed to attract national customers. MGM Grand Australia promotional allowances were $0.4 million for the period since its acquisition through December 31, 1995.

  Casino expenses were $195.1 million for the year ended December 31, 1995 (48.2% of casino revenues), an increase of $11.6 million (6.3%) compared to $183.5 million in 1994 (42.3% of casino revenues). MGM Grand Las Vegas casino expenses were $192.4 million for the year ended December 31, 1995, an increase of $8.9 million (4.9%) compared to casino expenses of $183.5 million in 1994. This increase was primarily due to increased national marketing promotional expenses and expenses related to the Mike Tyson boxing event held at the MGM Grand Garden. MGM Grand Australia casino expenses were $2.7 million for the period since its acquisition through December 31, 1995.

  Room expenses were $44.2 million for the year ended December 31, 1995 (27.5% of room revenues), a decrease of $1.1 million (2.4%) from room expenses of $45.3 million in 1994 (31.2% of room revenues). MGM Grand Las Vegas room expenses were $43.7 million for the year ended December 31, 1995 compared with $45.3 million for the year ended December 31, 1994, a decrease of $1.6 million (3.6%). This decrease was principally due to the Company's continuing cost containment efforts, of which labor cost reduction was a large component. MGM Grand Australia room expenses were $0.5 million for the period since its acquisition through December 31, 1995.

  Food and beverage expenses were $57.3 million for the year ended December 31, 1995 (64.2% of food and beverage revenues), a decrease of $7.7 million (11.8%) from food and beverage expenses of $65.0 million in 1994 (71.0% of food and beverage revenues). MGM Grand Las Vegas food and beverage expenses were $55.5 million for the year ended December 31, 1995, a decrease of $9.5 million or (14.6%) from food and beverage expenses of $65.0 million in 1994. This decrease was primarily due to the outsourcing of three Company operated restaurants in the second half of 1995. MGM Grand Australia food and beverage expenses were $1.8 million for the period since its acquisition through December 31, 1995.

  Entertainment, retail and other expense was $92.7 million for the year ended December 31, 1995 (75.2% of entertainment, retail and other revenues), a decrease of $22.7 million (19.7%) from entertainment, retail and other expenses of $115.4 million in 1994 (94.0% of entertainment, retail and other revenues). This decrease was primarily attributable to the effect of the Company's restructuring plan at its flagship MGM Grand Las Vegas property, which led to lower theme park expenses and fewer MGM Grand Garden events partially offset by the expenses of the EFX production show which opened during March 1995. In addition, the Company is engaging more outside show producers in the MGM Grand Garden and sponsoring fewer of its own events in order to reduce its operating risk and expenses.

  Provision for doubtful accounts and discounts increased $13.5 million (30.6%) from $44.2 million in 1994 to $57.7 million in 1995. MGM Grand Las Vegas increased reserves for specific customer accounts based on aging of casino receivable balances and other factors.

  For the year ended December 31, 1995, the Company incurred a one-time restructuring charge against earnings of $5.9 million. This restructuring charge consisted of one-time charges, primarily employee severance payments related to the Company's overall plan designed to reduce costs and improve operating efficiencies at MGM Grand Las Vegas.

  General and administrative expense was $99.1 million for the year ended December 31, 1995 (13.7% of revenues), a decrease of $7.8 million (7.3%) from general and administrative expenses of $106.9 million in 1994 (14.4% of revenues). MGM Grand Las Vegas general and administrative expenses were $95.5 million of the year ended December 31, 1995 compared to $107.6 million for the same period in 1994, representing a decrease of $12.1 million (11.2%). This decrease was primarily attributable to the Company's continuing cost containment efforts. MGM Grand Australia general and administrative expenses were $3.6 million for the period since its acquisition through December 31, 1995.

  Depreciation and amortization expense was $55.4 million for the year ended December 31, 1995, representing an increase of $11.0 million (24.7%) compared to depreciation and amortization expenses of $44.4 million in 1994. MGM Grand Las Vegas depreciation and amortization expenses were $54.6 million for the year ended December 31, 1995 compared with $44.3 million for the same period in 1994, representing an increase of $10.3 million (23.1%). This increase was primarily due to the addition of EFX production show equipment in the 1995 period, as well as the completion of construction of the Star Lane Shops retail mall and general property improvements. MGM Grand Australia depreciation and amortization expenses were $0.8 million for the period since its acquisition through December 31, 1995.

  Corporate expense was $10.6 million for the year ended December 31, 1995, an increase of $2.9 million (38.0%) from corporate expense of $7.7 million in 1994. This increase was primarily due to the amortization of costs recognized for the Don King Productions, Inc. boxing promotion agreement related to the exclusive rights to all Mike Tyson fights.

  Operating income was $103.8 million for the year ended December 31, 1995 compared with $129.7 million for the year ended December 31, 1994, representing a decrease of $25.9 million (20.0%). MGM Grand Las Vegas had operating income of $113.6 million for the year ended December 31, 1995, a decrease of $21.6 million (16.0%) from operating income of $135.2 million in 1994. MGM Grand Australia had operating income of $0.9 million for the period since its acquisition through December 31, 1995.

  Interest income was $2.9 million for the year ended December 31, 1995, a decrease of $2.6 million from interest income of $5.5 million in 1994. Interest income was higher in the 1994 period reflecting the earnings on the remaining undisbursed MGM Grand Las Vegas construction funds.

  Interest expense decreased $2.6 million (4.2%) from $61.9 million for the year ended December 31, 1994 to $59.3 million for the year ended December 31, 1995. The decrease was primarily due to interest capitalization of $4.3 million in the 1995 period based on the Company's New York-New York and Star Lane Shops retail mall construction projects, partially offset by interest expense of $2.3 million incurred by MGM Grand Australia for the period since its acquisition through December 31, 1995.

  Net income for the year ended December 31, 1995 was $46.6 million compared to net income of $74.6 million for the year ended December 31, 1994, representing a decrease of $28.0 million (37.6%). Earnings per share were $0.96 per share for the year ended December 31, 1995 compared to $1.52 per share for 1994.

LIQUIDITY AND CAPITAL RESOURCES

  As of March 31, 1996 and December 31, 1995, the Company held cash and cash equivalents of $183.6 million and $110.0 million, respectively. Cash provided by operating activities for the first three months of 1996 was $79.2 million versus $7.7 million for the first three months of 1995.

  Capital expenditures during the first three months of 1996 were $14.1 million consisting primarily of $8.1 million related to MGM Grand Las Vegas for general property improvements, and $6.0 million at MGM Grand Australia for the renovation program which includes enhanced guest accommodations and public areas, and other property improvements.

  The Company anticipates expenditures of approximately $522.3 million during the second or third quarter of 1996 to fund the defeasance of the First Mortgage Notes. The defeasance is expected to decrease the Company's interest expense by approximately $31.3 million (net of tax benefits) annually and will result in a one-time extraordinary charge in the quarter the defeasance is funded of approximately $36.3 million, net of tax benefits.

     SOURCES AND USES OF FUNDS FOR DEFEASANCE OF FIRST MORTGAGE NOTES
                                ($ IN MILLIONS)

                               SOURCES OF FUNDS

Common Stock Offering(1)................................................ $321.1
Bank facilities and Operating Loan......................................  100.0
Cash on hand............................................................  101.2
                                                                         ------
    Total sources....................................................... $522.3
                                                                         ======
                                 USES OF FUNDS
Defeasance of First Mortgage Notes(2)................................... $522.3
                                                                         ------
    Total uses.......................................................... $522.3
                                                                         ======

- --------

(1) Gives effect to the offering of 7,500,000 shares of Common Stock at an assumed offering price of $44.625 per share, the last reported sale price of Common Stock on the New York Stock Exchange on June 20, 1996, net of fees and expenses.

(2) Estimated based on the price of U.S. Government securities as of June 20, 1996.

  Capital expenditures through 1997 are expected to aggregate approximately $650 million, including: (i) $200 million of the approximately $250 million to be expended to implement the master plan to transform MGM Grand Las Vegas into The City of Entertainment; (ii) approximately $60 million for general property improvements related to MGM Grand Las Vegas; (iii) approximately $5 million for MGM Grand Australia; (iv) approximately $50 million additional investment in New York-New York to fund the Company's share of capital expense to complete and open the project; and (v) approximately $335 million toward the development of MGM Grand Atlantic City.

  In addition to the above capital requirements, New York-New York, which is 50% owned by the Company, is expected to incur up to $60 million in 1996 in capital lease financing to finance furniture, fixtures and equipment for New York-New York.

  The Company anticipates that it will fund its financing and capital requirements for the next eighteen months through cash on hand, cash flow from operations and borrowings under the $500 million Credit Facility. The development of MGM Grand Atlantic City is likely to require additional financing in 1998, which could include, but not be limited to, expansion of the Credit Facility or other forms of debt or equity financing.

                                   BUSINESS

GENERAL

  MGM Grand is an entertainment, hotel and gaming company headquartered in Las Vegas, Nevada. Through subsidiaries, the Company owns and operates MGM Grand Las Vegas and MGM Grand Australia. The Company also owns a 50% interest in, and will be the joint operator, of New York-New York, a $460 million architecturally distinctive destination resort hotel/casino in Las Vegas which is under construction and is scheduled to open in the winter of 1996-1997. The Company applied for a license with the New Jersey gaming authorities in February 1996, and plans to develop a major destination resort hotel/casino in Atlantic City. The Company is considering a number of alternatives for its Atlantic City project, and any entry into the Atlantic City market will be subject to finalization and execution of such plans, as well as receipt of regulatory approvals, including licensing of the Company and appropriate officers and directors.

  In July 1995, the Company established a new management team, led by J. Terrence Lanni, Chairman and Chief Executive Officer, and Alex Yemenidjian, President, Chief Operating Officer and Chief Financial Officer, as well as revised organizational structure at both the corporate and operating levels and selected expansion and enhancement of the management team. The new management team was primarily responsible for developing a corporate vision which is based on achieving increased profitability with growth through a refocusing of marketing efforts and positioning of MGM Grand as a global location-based entertainment company with tight cost control systems.

  MGM Grand's strategy is to create unique destination resorts worldwide in selected gaming markets, which are designed to provide customers with a total entertainment experience, including: first class accommodations, dining and amenities; exciting shows, sporting events, concerts and shopping; and attractive gaming facilities. The Company utilizes entertainment themed attractions, including well known movie characters and settings, to create an exciting environment appealing to all segments of the gaming market and also utilizes targeted marketing programs to attract premium customers.

  The Company's new management team embarked on an operational restructuring program designed to enhance revenues and minimize volatility, significantly reduce operating costs, promote the Company's reputation for providing first class entertainment and position the Company for growth by renovating and expanding existing properties and developing new destination resorts. The Company's revenue enhancement and cost control programs, implemented in the third quarter of 1995, resulted in income from continuing operations in the fourth quarter of 1995 increasing by more than approximately 127%, compared to the same quarter in 1994, while income from continuing operations for the first quarter of 1996 increased by approximately 525% compared to the first quarter of 1995. See "Selected Consolidated Financial Information." The Company is also implementing a financial restructuring via a combination of the Offering and the new Credit Facility, which will significantly lower the Company's cost of capital while enhancing its financial flexibility. The Credit Facility will be used, together with cash on hand, proceeds from the Offering and proceeds from the Operating Loan to defease the First Mortgage Notes and finance the implementation of the Company's growth strategy. On a proforma basis, earnings per share from continuing operations for 1995 would have increased by $0.43 as a result of the defeasance. The cornerstones of the Company's growth strategy are the $250 million enhancement of MGM Grand Las Vegas as The City of Entertainment, the opening of the $460 million New York-New York themed destination resort hotel/casino joint venture, the refurbishment of the MGM Grand Australia, the planned development of a major destination resort hotel/casino in Atlantic City with an estimated cost of at least $700 million and the continued monitoring of gaming activities outside of Nevada.

MGM GRAND LAS VEGAS

 Current Property

  MGM Grand Las Vegas is a multi-themed destination resort located on approximately 112 acres at the "New Four Corners" on the Strip, across the street from New York-New York, Excalibur and the Tropicana. Management believes MGM Grand Las Vegas is the largest hotel/casino in the world, and because of the quality and variety of its entertainment options offered, is a "must see" attraction for visitors to Las Vegas. The facility has over 350 feet of frontage on the Strip and 1,450 feet on Tropicana Avenue and is easily accessible from McCarran International Airport ("McCarran") and Interstate 15 via Tropicana Avenue.

  MGM Grand Las Vegas creates an exciting and unique gaming and entertainment experience intended to appeal to all segments of the Las Vegas market. The casino is approximately 171,500 square feet in size and is one of the largest casinos in the world. The casino includes approximately 3,500 slot machines, 160 table games, a baccarat pit, a poker room, a race and sports book and a keno lounge. The casino is divided into four themed casinos: Monte Carlo, Hollywood, Sports and Oz, which enhance the total entertainment experience and variety of gaming opportunities available to the casino patron. The Oz casino is being replaced by the Entertainment Casino as part of the MGM Grand Las Vegas master plan.

  MGM Grand Las Vegas has approximately 5,005 guest rooms and suites, including approximately 4,250 typical guest rooms decorated in five different themes: Deep South, Hollywood, Monte Carlo, Emerald and Casablanca. Typical guest rooms are approximately 450 square feet in size, which management believes is significantly larger than the average standard room for Strip Hotels. MGM Grand Las Vegas also has over 750 luxury suites, more than any other Las Vegas hotel. These suites range in size from 650 to 6,000 square feet. Parking is available for approximately 9,000 cars, including 4,800 garage spaces and valet parking for 1,200 cars. MGM Grand Las Vegas provides extensive recreational facilities for its guests, including a state of the art health spa, four lighted tennis courts and a swimming complex featuring a sandy beach, waterfalls, a children's area and luxury cabanas.

  The complex also features the MGM Grand Garden, the only large scale indoor multi-purpose arena included in a Las Vegas hotel/casino complex, with seating capacity for more than 16,700 patrons for sporting events and concerts. The MGM Grand Garden has been designed so that within a period of as little as four hours it can be transformed from a sporting facility to an exhibition hall with over 130,000 square feet of convention and exhibition space. Management believes that the MGM Grand Garden enables the Company to attract sporting and special events which have not previously been held in Las Vegas or have traditionally been held outdoors at other Las Vegas hotels. The MGM Grand Garden has hosted major entertainers such as Barbra Streisand, the Rolling Stones, Rod Stewart, Phil Collins, Whitney Houston, Bette Midler, Elton John and Billy Joel as well as world championship boxing matches, featuring, among others, George Foreman and Mike Tyson, tennis matches, ice skating and rodeos. The Hollywood Theater, which seats 660, has hosted "The Tonight Show" and has featured Gladys Knight, Tom Jones and the Four Tops. The Grand Theater which seats 1,774 customers, features the approximately $40 million grand spectacle EFX production show, starring Michael Crawford, the original "Phantom of the Opera."

  The Company and Bally's jointly own and operate a $25 million elevated monorail linking MGM Grand Las Vegas with the corner of Flamingo Road and the Strip. The monorail is a one-mile, high-capacity, transit-grade system, and costs are shared equally with Bally's. The Company has had discussions with neighboring properties and the Las Vegas Convention and Visitors Authority ("LVCVA") as to the possible extension of the monorail system, which has the capacity to be extended from McCarran Airport to the Las Vegas Convention Center. No assurance can be given that the monorail will be extended.

  Additional amenities of MGM Grand Las Vegas include nine restaurants, offering a wide variety of dining experiences, including Emeril's New Orleans Fish House, Wolfgang Puck Cafe, Gatsby's, Tre Visi-LaScala and Coyote Cafe, and a food court area, with a combined seating capacity for over 3,000 customers. MGM Grand Las Vegas has an approximately 30,000 square foot Midway area between the casino and the entrance to the 33-acre theme park, which offers guests extensive non-gaming entertainment. The Midway area houses approximately 30 carnival games of skill for individuals of all ages, as well as an extensive video arcade. The 33-acre theme park is accessible only from MGM Grand Las Vegas and has 11 major attractions, including rides, live entertainment and shows, and retail shops. In the summer of 1996, the Company plans to open its new Skycoaster ride, which is a 25-story part sky-diving, part hang-gliding attraction. The Company has approximately 11 acres adjacent to the theme park which are available for future expansion.

 Description of Las Vegas Master Plan

  In June 1996, the Company intends to embark on an approximately $250 million master planned expansion and enhancement of MGM Grand Las Vegas to create The City of Entertainment. The program will consist of extensive capital improvements and additions to both the exterior and interior of the resort, as well as the expansion of non-gaming amenities such as entertainment, theme park, retail and restaurants, and an increase in the number of gaming positions. In an effort to limit disruption of existing operations, the construction will be phased over a 30-month period. The improvements are expected to be financed out of cash on hand and cash flow from existing operations. The plans, some of which are still preliminary, are designed to enhance the appeal of the property, generate increased traffic and improve operating results. Certain assets may be redeployed or disposed of in connection with the MGM Grand Las Vegas master plan. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Projects currently included in the master plan are:

  Refurbishment and Expansion of the "Studio Walk." The enhancements and changes to the current restaurant, food court and arcade promenade will begin in June 1996. "Studio Walk," as the area will be named, will be themed to portray a Hollywood sound stage and will feature a number of memorable Hollywood landmarks. New and exciting retail and restaurant tenants will be added to the present complement. Such notable Hollywood icons as The Brown Derby, the Farmers' Market and Griffith Park Observatory will inspire the look and feel of Studio Walk. It will comprise approximately 115,000 square feet and, when completed, will incorporate five restaurants and a food court, six retail stores, and an entertainment/night club. In an effort to bring the retail stores into a higher traffic area, the Midway arcade will be placed on the lower level where there will be additional room to enjoy all of the excitement surrounding the arcade activities. Three major MGM Grand-owned retail stores will be located on Studio Walk. Studio Walk is expected to be completed in November 1996 at an estimated cost of $20 million.

  Reconstruction of the Lion Entry. The current Lion Entry and exterior of MGM Grand Las Vegas along the Strip and Tropicana Avenue will be reconstructed and re-themed beginning in the fourth quarter of 1996. A new Lion will be erected at the intersection of the Strip and Tropicana. This majestic, liquid-gold-colored Lion will be part of a theatrical experience, rising more than six stories. The building's exterior, featuring 80-foot entertainment walls, will highlight a number of elements including statuary, lights, video, and water features. Multimedia projection and light shows will run continuously. The current overhead walkways at the "New Four Corners" will be extended and will enter directly into MGM Grand Las Vegas at a new mezzanine level. Sightlines on these walkways will include giant-screen video monitors.

  Creation of the Entertainment Casino. The entertainment gateway area, currently known as Emerald City, and the adjacent Oz Casino will each undergo a face-lift beginning in the fourth quarter of this year. Guests will enter from the overhead walkways and emerge on the new mezzanine level overlooking this area. They will descend on escalators, staircases or elevator to the new Entertainment

Casino floor that will also include a dramatic live entertainment venue, themed restaurants and a night club. As a part of the development of the Entertainment Casino, the number of slot machines and table games will be expanded by approximately 400 and 12, respectively, resulting in an increase in total gaming positions by approximately 500. This project is expected to start in the fall of 1996 and be substantially completed by the fall of 1997, at a cost of approximately $30 million.

  Construction of a 300,000 Square Foot Convention Center. During the fourth quarter of 1996, construction is expected to begin on a new 300,000-square-foot convention center. The convention center will cost approximately $45 million and is expected to be completed in the fourth quarter of 1997. It will contain the latest in meeting facilities and will be designed to provide both indoor and outdoor environments that will be unique compared to any other convention center in the world. It is anticipated that the convention center will be located on a portion of the current site occupied by the MGM Grand Adventures theme park.

  Development of Entertainment and Retail Complex. An approximately $60 million entertainment and retail complex, which will highlight night club entertainment, themed restaurants, retail stores and other attractions, will be constructed adjacent to the MGM Grand Adventures theme park. The approximately 300,000 square foot complex is expected to begin construction during the fourth quarter of 1996.

  Enhancement of Theme Park. The 33-acre MGM Grand Adventures theme park, which includes exciting rides and shows for all ages, along with themed restaurants and retail shops, will be enhanced to heighten the entertainment experience. New rides, including the world's highest Skycoaster (a 25-story high, part sky-diving, part hang-gliding attraction which includes a 100-foot free fall at speeds of up to 70 miles per hour) are being added and certain other rides are being moved or removed to increase the overall appeal of the theme park. Approximately $8 million has been allocated for the master plan programs involving the theme park. The project's estimated completion is the first quarter of 1997.

  Redesign of the Porte Cochere and Hotel Lobby. The porte cochere which presently serves as the main vehicle entrance to MGM Grand Las Vegas will feature an entertainment theme consistent with The City of Entertainment. A detailed vehicle ingress and egress study is being commissioned before plans are finalized. It is estimated that the porte cochere project will cost $17 million.

  Addition of a Second Porte Cochere. The Company plans to build a second porte cochere in close proximity to the proposed entertainment and retail complex and convention center, thereby creating a second valet entrance to MGM Grand Las Vegas. It is anticipated that construction will begin in the second quarter of 1997 at an estimated cost of $5 million.

  Upgrading of Luxury Suites. MGM Grand Las Vegas' penthouse floor, which consists of 52 luxury suites and 24-hour butler service, will be reconfigured along with complete new interior designs in order to maintain a leadership position in the high-end market. An estimated $30 million has been designated for this program, which is expected to be completed in the fourth quarter of 1998.

  Additional Parking Spaces. The new components of the master plan will generate a need for an additional parking complex which is estimated at 2,000 spaces, bringing total parking capacity at the MGM Grand Las Vegas to approximately 11,000 spaces. Approximately $13 million has been allocated for the enhancement of present parking and the addition of a new parking facility.

NEW YORK-NEW YORK

  New York-New York is located at the intersection of Tropicana Avenue and the Strip, the "New Four Corners," across the street from MGM Grand Las Vegas, Excalibur and the Tropicana and in close proximity to Monte Carlo and Luxor. New York-New York will include 2,035 guest rooms and suites, approximately 2,400 slot machines and 75 table games, a poker room, a race and sports book, a keno lounge and themed entertainment attractions and restaurant/retail outlets. Ground breaking occurred on March 30, 1995, and the project is expected to open in the winter of 1996-1997. The original 18-acre site, located on one of the busiest intersections in Las Vegas, was contributed to the venture by the Company during 1995, and in February 1995, the venture acquired an adjacent two-acre parcel. The new resort will replicate many of Manhattan's landmark buildings and icons, including the Statue of Liberty, the Empire State Building, Central Park and the Brooklyn Bridge, making it one of the most distinctive properties ever built in Las Vegas. New York-New York is expected to substantially increase foot traffic into MGM Grand Las Vegas since the two facilities will be connected by an elevated pedestrian walkway.

  New York-New York Hotel, LLC, which is developing and will own and operate New York-New York, is owned equally by the Company and Primadonna and is managed by an experienced independent management team appointed by New York-New York Hotel, LLC's six-member board of directors, which consists of three directors appointed by each of the Company and Primadonna. Accordingly, neither the Company nor Primadonna will control the project. The operating agreement for New York-New York Hotel, LLC contains a buy/sell provision allowing either party, at any time after the project has been open for six months (or earlier in the event of certain disputes), to make an offer for a stated price for the other party's interest. The other party must either sell its interest or buy the offering party's interest at the stated price. If MGM Grand and Primadonna are unable to reach agreement on any joint venture decision, there is no mechanism for resolving the dispute other than through the buy/sell provision. The Company has made no provision for financing a purchase of Primadonna's interest in New York-New York Hotel, LLC should the buy/sell provision be invoked, and no assurance can be given that it will be able to do so should the situation arise.

LAS VEGAS MARKET

  MGM Grand Las Vegas targets (and on opening, New York-New York will target) the large and expanding Las Vegas tourist and gaming market. Las Vegas is the largest city in Nevada with a local population in excess of one million and is Nevada's principal tourist center. Gaming and tourism are the major attractions, complemented by warm weather and the availability of many year-round recreational activities. Although Las Vegas' principal markets are the Western region of the United States, most significantly Southern California and Arizona, Las Vegas also serves as a destination resort for visitors from all of North America. In addition, a significant percentage of visitors originate from Latin America and the Pacific Rim countries such as Japan, Taiwan, Hong Kong and Singapore.

  Las Vegas is one of the largest and fastest growing entertainment markets in the country. According to the LVCVA, the number of visitors traveling to Las Vegas has increased at a steady and significant rate for the last ten years from 15.2 million in 1986 to more than 29 million in 1995, a compound annual growth rate of 7.5%. Gaming has continued to be a strong and growing business in Las Vegas. Las Vegas Strip gaming revenues have increased at a compound annual growth rate of 9.9% from $1.6 billion in 1986 to $3.6 billion in 1995.

  Historically, Las Vegas has had one of the strongest and most resilient hotel markets in the country. Starting with the opening of The Mirage in 1989 and Excalibur in 1990, the number of hotel and motel rooms in Las Vegas has increased by 33.5% from 67,400 in 1989 to 90,000 in 1995, giving Las Vegas the most hotel and motel rooms in the country. Despite this significant increase in the supply of rooms, Las Vegas hotel occupancy rate exceeded 91% for each of 1993, 1994 and 1995. There can be no assurance that this resiliency will continue in the future. As of January 1, 1996, there were approximately 12,000 hotel rooms under construction (which constitutes a 13.3% increase in the number of hotel and motel rooms in Las Vegas) and the LVCVA estimated that approximately 43,000 additional hotel rooms were proposed for construction. As Las Vegas hotels have experienced a significant increase in supply and a strong average occupancy, Las Vegas motels, which are generally older and offer lower quality services than Strip Hotels, have experienced a decrease in both their number of rooms and their occupancy rate. As of December 31, 1995, there were over 15,800 motel rooms in Las Vegas which may be vulnerable to displacement by the new hotels.

  The Company believes that the growth in the Las Vegas market has been enhanced as a result of a dedicated program by the LVCVA and major Las Vegas hotels to promote Las Vegas as a major convention site, the increased capacity of McCarran Airport and the introduction of large themed destination resorts in Las Vegas. In 1986, approximately 1.5 million persons attended conventions in Las Vegas and spent approximately $1.0 billion. In 1995, the number of convention delegates had increased to 2.9 million, and the amount of non-gaming convention revenue generated by convention delegates was approximately $3.4 billion. According to the LVCVA, Las Vegas was the largest convention market in the country in 1995.

  During the past five years, McCarran Airport has expanded its facilities to accommodate the increased number of airlines and passengers which it services. The number of passengers traveling through McCarran Airport has increased from
12.4 million in 1986 to 28.0 million in 1995, a compound annual growth rate of 9.5%. In addition, McCarran Airport reported that during the first three months of 1996, the number of passengers traveling through McCarran Airport increased by 10% over the first three months of 1995. With the addition of a new runway and a charter/international terminal in 1991, McCarran Airport is positioned to meet future demand for passenger services. Construction is currently underway on numerous roadway enhancements to improve access to the airport. These additions are expected to give McCarran Airport the ability to accommodate over 30 million travelers annually. The U.S. Customs Department has also announced that it will open an office at McCarran Airport. The airport has additional long-term expansion plans which will provide additional runways, three new satellite concourses, 60 additional gates and other facilities.

  The vitality of the Las Vegas market and the relative position of MGM Grand Las Vegas in such market is demonstrated by the following table derived from 1995 LVCVA and Company information:

                                     STRIP        MGM GRAND         AS A %
                                   HOTELS(1)      LAS VEGAS     OF STRIP HOTELS
                                  ------------  --------------  ---------------
Number of rooms..................       56,335           5,005        8.9%
Average daily room rate(2).......       $70.00          $98.00         NA
Occupancy rate(2)................         93.4%           89.5%        NA
Casino space (square feet).......    2,323,000         171,500        7.4%
Number of slot machines..........       51,027           3,500        6.9%
Number of table games............        2,249             160        7.1%
Gaming revenues.................. $3.6 billion  $397.4 million       11.0%
Gaming revenues per position per
 day(3)..........................      $148.90         $235.69         NA

- --------

(1)  Including MGM Grand Las Vegas.

(2) ADR and occupancy rate for Strip Hotels is based on the fiscal year ended June 30, 1995, while ADR and occupancy rate for MGM Grand Las Vegas is based on the fiscal year ended December 31, 1995.

(3) Assumes slot machines and table games are one and seven positions each, respectively.

LAS VEGAS TARGET MARKET AND MARKETING STRATEGY

  The Company uses the unique characteristics of MGM Grand Las Vegas to target the following major segments of the Las Vegas market: (i) mid-level and high-end gaming; (ii) free and independent travelers; (iii) special events/conventions; (iv) tour and travel; and (v) local. It is anticipated that New York-New York will follow a similar strategy (with additional emphasis on lower to middle market gaming customers).

  Mid-Level and High-End Gaming. Management believes it has been able to target successfully high-end gaming patrons using the resort's elegant surroundings, fine restaurants, approximately 750 luxury suites (ranging from 650 to 6,000 square feet) and extensive entertainment facilities to attract and retain these discriminating customers. Use of unique attractions, facilities and service as high-end marketing tools (as opposed to credit and discounts) is an integral part of the Company's marketing plan. Additionally, the Company uses traditional foreign and regional marketing offices to reach this market segment.

  High-end gaming (which consists principally of baccarat but also includes other high limit games), including the extension of credit to facilitate such activity, is a significant, although not a predominant part of MGM Grand Las Vegas' business. As part of a shift in marketing strategy, MGM Grand Las Vegas has adopted a more selective approach to the high-end segment of the market in order to reduce volatility of operating results, while at the same time increasing marketing attention to guests and customers in the middle segments of the market.

  Free and Independent Travelers. This market segment consists of persons who travel to Las Vegas from all areas of the world, many of whom originate from the western region of the United States. These customers are not affiliated with groups and make their reservations directly with the resort or through independent travel agents. This market segment has a high growth potential due to the continued increase in the acceptance of gaming among the general population and attractive demographics.

  Special Events/Conventions. This market segment consists of persons attracted to MGM Grand Las Vegas to attend conventions and special events. The Company believes that through careful selection of conventions and special events, MGM Grand Las Vegas is able to attract visitors who are good gaming customers.

  Tour and Travel. The tour and travel segment of the market consists of customers who utilize "packages" to reduce the cost of travel, lodging and entertainment. These "packages" are produced by wholesalers and travel agents and emphasize mid-week stays in Las Vegas. Tour and travel patrons often book at "off-peak" periods thereby enabling the Company to maintain occupancy rates at the highest levels year round.

  Local. The Company believes that most Strip properties do not target Las Vegas residents as part of their customer base. Although MGM Grand Las Vegas does not emphasize this market, management believes that its extensive array of non-gaming attractions including distinctive restaurants, makes MGM Grand Las Vegas attractive to local customers and to out-of-town guests of local residents.

  In an effort to increase revenues from both casino and hotel operations, the Company has begun to adjust its hotel guest mix, reducing the tour and travel segment and emphasizing free and independent travelers and casino customers. Free and independent travelers typically pay a higher room rate, and together with casino customers, generally have a higher gaming budget compared to the tour and travel customer.

  New York-New York is expected to appeal to each of these markets, with a greater emphasis on lower and middle market segments. Management does not believe that New York-New York's opening will have an adverse effect on MGM Grand Las Vegas. The Company believes that with the addition of three new hotel/casinos in close proximity to the intersection of Tropicana Avenue and the Strip, and 25,000 new hotel rooms, the south end of the Strip, and the "New Four Corners" in particular, will become the new center of visitor traffic in Las Vegas. Management believes that, as with the past openings of mega-resorts on the Strip, the Las Vegas market, as a whole, will expand to accommodate the new capacity.

MARKETING TECHNIQUES

  The Company focuses on entertaining its guests by offering a full spectrum of destination resort amenities. MGM Grand Las Vegas has three venues (the 16,700 seat MGM Grand Garden arena, the

1,774-seat Grand Theater and the 660-seat Hollywood Theater) from which it offers headliner entertainment for shows and concerts, world-class sporting events and the musical and special effects extravaganza EFX. In addition, the resort offers quality dining facilities, luxurious accommodations, a 33-acre theme park and exciting recreational facilities.

  The Company seeks to attract new customers through general advertising of special events and promotions. In addition, the Company has recently begun opening retail outlets located in high traffic locations which are designed to enhance name recognition, raise general brand awareness and increase and diversify revenues and cash flow.

  The Company designs promotional offers targeted at certain patrons that are expected to provide revenues based upon their historical gaming patterns, and contacts customers through a combination of direct mail, telemarketing and direct marketing from regional offices. The Company uses a specialized multi-tiered marketing approach to attract customers in each of the major segments to which it markets.

  The Company believes the 16,700 seat MGM Grand Garden provides a venue to attract prime customers to athletic events, such as boxing and tennis, and concerts on a scale and style heretofore unavailable in the Las Vegas market. Management also believes that industrial exhibits and trade shows find the arena, which can be transformed into a 130,000 square foot exhibition center, to be particularly attractive. In addition to the MGM Grand Garden, the Company has traditional convention facilities and plans to build an approximately 300,000 square foot convention center. Management believes that the delegates attending conventions and special events at its facilities will be more affluent and have better gaming customer and hotel guest demographics than the traditional trade show delegate.

  Mid-Level and High-End Gaming. In line with management's goals of enhancing revenues, while simultaneously reducing volatility of operating results, the Company has developed a more selective approach to the high-end of the casino business. The Company has instituted a comprehensive program of controls designed to temper the normal volatility in earnings typically associated with certain types of high-end gaming, by not aggressively pursuing certain of the largest players in this segment who typically request substantial perquisites, expansion of credit and betting limits and relaxation of certain casino rules to enhance their odds. In an effort to replace such casino patrons and expand its mid and high-end gaming base, the Company has focused its marketing efforts on expanding the number of mid range customers by increasing the number of U.S. regional and international player development offices. The Company contacts customers directly, offering personalized service, credit availability and access to a variety of complimentary or reduced rate room, dinner, entertainment and special event reservations. MGM Grand Las Vegas has over 750 luxury suites (including 52 private two-story penthouse suites) which are utilized for the Company's better gaming guests.

  Free and Independent Travelers. Management has begun to focus additional time and marketing resources toward expanding the middle market customer base. The Company is currently developing a national marketing program that will include opening of additional regional offices to directly market to potential customers. In addition, the Company has developed many affinity programs targeted to the middle market. Members of MGM Grand Las Vegas' slot club can earn bonus points, based upon the amount of slot machine play, redeemable for free gifts, complimentary amenities or cash rebates. The MGM Players Card will be used in all of the Company's properties, in an effort to build an international database of repeat gaming customers. In addition, the Company runs an array of special events, including slot and table tournaments, designed to attract customers for an extended stay.

MGM GRAND AUSTRALIA

  With the success of MGM Grand Las Vegas, the Company has been developing a strategy to pursue growth opportunities in other localities. MGM Grand Australia is the Company's first such expansion.

  On September 7, 1995, the Company, through its wholly-owned subsidiary, MGM Grand Australia Pty Ltd., completed the acquisition of what is now known as MGM Grand Australia. MGM Grand Australia is located on 18 acres of beachfront property next to the Arafura Sea on the north central coast. The resort includes a public and private casino, 97 rooms and suites, restaurants and other facilities. Upon completion of a $15 million capital improvement program in June 1996 casino operations will include approximately 50 table games, 500 slots ("poker machines") and a keno lounge in three distinct casino environments. The capital improvement program includes renovation of all 97 rooms (including 17 suites), expansion of casino facilities, (including two new gaming rooms for middle and high-end players) and addition of dining, entertainment and retail amenities. The Company has positioned MGM Grand Australia as a multi-faceted gaming/entertainment facility for the local market and as an exclusive destination resort targeting premium international table game customers.

  MGM Grand Australia is expected to benefit from its strategic location in the Southeast Asian gaming market. The Darwin International Airport is an average of 5.5 air hours away from the major Asian cities. Darwin is well located relative to the major Asian gaming markets of Indonesia, Malaysia, Singapore and Hong Kong; it is approximately four hours flying time closer to these markets than the major casinos in Perth, Melbourne and Sydney. For example, Darwin is within 6.0, 7.7 and 4.7 and 4.0 air hours from Hong Kong, Tokyo, Singapore and Jakarta, respectively. However, absent significant use of air charters, limitations on scheduled air service may impede full exploitation of this market. Approximately 210,000 international tourists visited the Northern Territory in 1995; given its proximity to Asia, the Northern Territory Ministry of Tourism expects the number of visitors to continue growing at 10% or more per year, to almost 300,000 in 1998.

  Because of its smaller size, geographic location and target market, high-end gaming has constituted a large proportion of the gaming business of MGM Grand Australia, thereby causing wider quarterly operating variances. In addition, because weather conditions in the Darwin area vary from the "dry" season (June through November), which is the most popular time for visitors, to the "wet" season (December through May), MGM Grand Australia's business is expected to be somewhat seasonal. Due to the increasing competition, the limitations on scheduled air service to Darwin and significant construction associated with the renovation of the property, MGM Grand Australia has not attained its desired level of premium players. As a result, its operating margins have been negatively impacted and future operating results could be adversely affected if this trend continues. In an effort to attract premium players, MGM Grand Australia has recently refurbished the Monte Carlo private gaming room and the hotel guest suites, and has added the Grand International private gaming room.

AUSTRALIA MARKET

  The gaming industry in Australia is well developed, generating over $40 billion in gross wagering in 1995, including over $1.2 billion of wagering at the country's thirteen licensed casinos, according to International Gaming and Wagering Business. Australians spent nearly $400 per capita on gaming in 1995, versus $170 in the U.S. and $370 in Hong Kong.

  The Northern Territory has a population of 174,000 with approximately 210,000 international and 430,000 Australian tourists in fiscal 1995. Unlike the U.S., Australia has granted, for the most part, regional casino monopolies in its provinces. Two casinos operate in the Northern Territory, MGM Grand's property in Darwin on the northern coast, and a small casino in Alice Springs in the southern part of the Territory. Gross casino gaming revenue in fiscal 1995 for the Northern Territory was estimated at $35.2 million. Gaming machines are being installed in clubs and hotels in 1996; MGM Grand Australia will effectively receive 22.0% of the revenues from these machines through 2005 in the form of a tax rebate.

MGM GRAND ATLANTIC CITY

  Atlantic City is, after Las Vegas, the second largest gaming destination in the United States. The Company believes that it has the potential to successfully expand its domestic base through developing and operating a destination resort in Atlantic City. Management believes that Atlantic City represents an attractive market for additional development due to its proximity to areas with favorable demographics, including a large population base with a high level of disposable income. In addition, management believes that the market does not currently have a "must-see" destination resort, such as the planned MGM Grand Atlantic City. The Company believes that destination resorts will attract Atlantic City patrons from greater distances and for increased lengths of stay and, with the addition of MGM Grand Atlantic City and the proposed Mirage Resorts "H-Tract" development, that the Atlantic City market will grow significantly. Additionally, as with the Las Vegas and Reno markets, an increased room base often results in an increase in scheduled air service, including regional shuttles. Historically, the Las Vegas and Atlantic City markets have shown a strong correlation between hotel room inventory and casino revenues. There can be no assurance that a Las Vegas-style destination resort will be successful in the Atlantic City Market.

 The Proposed Project

  The Company is reviewing a number of alternatives for entering the Atlantic City market, including new construction as well as acquisition and redevelopment of existing properties. The Company intends to create a destination resort hotel/casino in Atlantic City that will be larger and more elaborate than any other facility currently in existence in that market. The Company expects to use its entertainment themes at MGM Grand Atlantic City, and plans to offer a wide array of gaming and non-gaming amenities to its prospective customers. The Company's plans for MGM Grand Atlantic City may also include the development of retail and food and beverage facilities. The Company believes that the acquisition and/or development of MGM Grand Atlantic City could cost in excess of $700 million and that the development or redevelopment could take up to three years. The Company has not acquired any property for the development of MGM Grand Atlantic City. The design, budget and schedule for development or redevelopment of a project are at a preliminary stage, and will be subject to the risks attendant to large-scale projects and may be subject to additional costs and delays beyond preliminary estimates. No assurance can be given that the Company will acquire property or develop a hotel/casino in Atlantic City, or if it does, as to its ultimate size, configuration or cost. Any development or operation in Atlantic City will be subject to the receipt of regulatory approvals, including licensing, acquisition of an appropriate site or property and obtaining necessary financing.

ATLANTIC CITY MARKET

  The Atlantic City market currently consists of 12 hotel/casinos which as of December 31, 1995 had 9,404 rooms, 959,000 square feet of casino space, 29,057 slot machines and 1,301 table games. According to the Atlantic City Department of Planning and Development (the "ACDPD"), more than 58 million people (approximately 23.5% of the United States population) live within 300 miles of Atlantic City, and more than 17.8 million people live within 100 miles. The ACDPD reports that Atlantic City receives approximately 5.5 million visitors annually, who come on average 5.7 times per year. Most of these visitors are "day-trippers," but there are a substantial number of overnight visitors, who are believed to have a higher gaming budget. The Company believes that the overnight visitor component will increase substantially as destination resorts and "must see" attractions such as the proposed MGM Grand Atlantic City make Atlantic City a more exciting and appealing attraction for the middle and high-end gaming customer. According to the ACDPD, Atlantic City casinos experience an average win per person per day approximately 269.0% higher for overnight visitors ($295) as compared to day-trippers ($80).

  The Atlantic City gaming market has demonstrated continued growth despite the recent proliferation of new gaming venues across the country. The 12 hotel/casinos in Atlantic City generated approximately $3.75 billion in gaming revenues in 1995, a 9.5% increase over 1994 gaming revenues of approximately $3.42 billion. Gaming revenue per position in 1995 was $269.03 per day. From 1990 to 1995, total gaming revenues in Atlantic City increased 27.3%, while hotel rooms increased only approximately 6.5% during this period. Although total visitor volume to Atlantic City remained relatively constant in 1995, the visitor mix has become more favorable. The volume of bus customers dropped to 9.6 million in 1995, continuing a decline from 11.7 million in 1990. The volume of customers traveling by other means to Atlantic City has grown from
20.1 million in 1990 to 23.7 million in 1995.

  Casino revenue growth in Atlantic City has lagged behind that of other traditional gaming markets, principally Las Vegas, for the last five years. Management believes that this relatively slow growth is partially attributable to two key factors. First, prior to 1995 there had been no significant additions to hotel capacity in Atlantic City since 1990. Las Vegas visitor volumes have increased, in part, due to the continued addition of new hotel capacity. Both markets have exhibited a strong historical correlation between hotel room inventory and total casino revenues. Secondly, the regulatory environment and infrastructure problems in Atlantic City had made it more difficult and costly to operate. Total regulatory costs and tax levies in New Jersey have exceeded Nevada since inception. Atlantic City has been less attractive to the gaming customer due to infrastructure problems, manifested by impaired accessibility of the casinos, downtown congestion and the condition of the areas surrounding the casinos.

  Total Atlantic City slot revenues increased 12.0% in 1995, continuing the trend of increases over the last five years. From 1990 through 1995, slot revenue growth in Atlantic City has averaged 8.5% per year. Total table revenue increased 4.4% in 1995, while table game revenue from 1990 to 1995 has decreased on average 0.7% per year. Management believes that slow growth in table revenues is primarily attributable to two factors. First, the slot product has been significantly improved over the last five years; dollar bill acceptors, new slot machines, video poker and blackjack and other improvements have increased the popularity of slot play among a wider universe of casino patrons. Slot revenues increased from 58.3% of total casino revenues in 1990 to 68.7% in 1995. The second reason for historic slow growth is that table game players are typically higher end players and are more likely to be interested in overnight stays and other amenities. During peak season and weekends, room availability in Atlantic City is currently inadequate to meet demand, making it difficult for casino operators to aggressively promote table play. In addition, casino operators in Atlantic City added slot machines in favor of table games due to increased public acceptance of slot play and due to slot machines' comparatively higher profitability as a result of lower labor and support costs. Since 1990, the number of slot machines in Atlantic City has increased 37.6%, while the number of table games has decreased by 4.2%.

  According to announced hotel room expansion projects, room inventory at the existing 12 hotel/casinos is expected to increase approximately 50% over the next two years, from its current base of 9,404 to approximately 13,860. Since 1993, the average daily room rate in Atlantic City has decreased approximately 0.7% from $81.21 to $80.67, according to the New Jersey Casino Control Commission, while the occupancy rate increased 3.4% from 88.9% to 91.9% over the same period.

  Despite generally lower overall growth rates than the Las Vegas market, management believes that Atlantic City possesses similar revenue and cash flow generation capabilities. The approximately $3.75 billion of gaming revenue produced by the 12 hotel/casinos in Atlantic City in 1995 exceeded the approximately $3.12 billion of gaming revenues produced by the 18 largest (based on net revenue) Las Vegas Strip Hotels, for the same period, even though the Atlantic City hotel/casinos have less than one-quarter the number of hotel rooms as the Las Vegas Strip Hotels. Win per unit figures in Atlantic

City are at a significant premium to Las Vegas win per unit performance, primarily due to the constrained supply of gaming positions in Atlantic City compared to Las Vegas.

  The regulatory environment in Atlantic City has improved significantly over the last several years. New games, such as poker and keno, have been approved, 24-hour gaming has been permitted, registration of hotel employees has been eliminated, license terms have been extended, and various operational requirements have been relaxed. These regulatory changes have resulted in reduced costs for the operators and created a more varied and attractive environment for the gaming customer.

  Management believes that recent gaming regulatory reforms will serve to permit future reductions in operating expenses of casinos in Atlantic City and to increase the funds available for additional infrastructure development through the New Jersey Casino Redevelopment Authority ("CRDA"). Due principally to an improved regulatory environment, general improvements of economic conditions in 1993, 1994 and 1995 and high occupancy rates, all 12 of the Atlantic City hotel/casinos have recently expanded, are in the process of expanding or have announced plans to expand their facilities. In addition, Mirage Resorts has entered into an agreement with Atlantic City for the development of the "H-Tract," a 170-acre site in the Atlantic City Marina, and plans to construct a 2,000 room hotel/casino with 100,000 square feet of casino space, and Hilton and Circus Circus have each announced intentions to enter the Atlantic City market. Management believes that these increases in hotel/casino capacity, together with infrastructure improvements, and community revitalization programs, will be instrumental in stimulating future revenue growth in the Atlantic City market and increasing its appeal as a destination resort.

  In addition to the planned casino expansions, major infrastructure improvements have been proposed or have begun. These include, among other projects, new housing and retail development, a tunnel connecting the Atlantic City Expressway to the Marina and construction of a new $254 million Convention Center. The CRDA is currently overseeing the development of the "tourist corridor" that will link the new Convention Center with the Boardwalk and will, when completed, feature approximately 500,000 square feet of exhibit and pre-function space, 42 meeting rooms, food-service facilities and a 1,600 car underground parking garage. The new convention center will be the largest exhibition space between New York and Washington, D.C. The tourist corridor is scheduled to be completed in conjunction with the completion of the new convention center, planned to open in January 1997.

 Seasonality

  The gaming industry in Atlantic City is seasonal, with the heaviest activity usually occurring during the period from May through September, and with December and January showing substantial decreases in activity. Due to the dominance in the past of the "day-tripper" component of the visitor mix, casino revenues have generally been significantly higher on Fridays, Saturdays and holidays than on other days.

                           REGULATION AND LICENSING

  Gaming activities are highly and stringently regulated. For a description of regulation of the Company's present activities in Nevada and Australia, see the Form 10-K, "Item 1. Business-Hotels and Gaming--MGM Grand Las Vegas-- Nevada Governmental Regulation" and "--MGM Grand Australia-Australia Government Regulation."

 Nevada

  The ownership and operation of casino gaming facilities in Nevada are subject to: (i) the Nevada Gaming Control Act and the regulations promulgated thereunder (collectively, the "Nevada Act"); and (ii) various local regulations. The Company's gaming operations are subject to the licensing and regulatory control of the Nevada Gaming Authorities.

  The laws, regulations and supervisory procedures of the Nevada Gaming Authorities are based upon declarations of public policy that are concerned with, among other things: (i) the prevention of unsavory or unsuitable persons from having a direct or indirect involvement with gaming at any time or in any capacity; (ii) the establishment and maintenance of responsible accounting practices and procedures; (iii) the maintenance of effective controls over the financial practices of licensees, including the establishment of minimum procedures for internal fiscal affairs and the safeguarding of assets and revenues, providing reliable record keeping and requiring the filing of periodic reports with the Nevada Gaming Authorities; (iv) the prevention of cheating and fraudulent practices; and (v) the provision of a source of state and local revenues through taxation and licensing fees. Changes in such laws, regulations and procedures could have an adverse effect on the Company's gaming operations.

  MGM Grand Hotel, Inc. operates MGM Grand Las Vegas and is required to be licensed by the Nevada Gaming Authorities. The Company is required to be registered by the Nevada Commission as a publicly traded corporation ("Registered Corporation") and as such, it is required periodically to submit detailed financial and operating reports to the Nevada Commission and furnish any other information that the Nevada Commission may require.

  Any beneficial holder of the Company's voting securities, regardless of the number of shares owned, may be required to file an application, be investigated and be found suitable as a beneficial holder of the Company's voting securities if the Nevada Commission has reason to believe that such ownership would otherwise be inconsistent with the declared policies of the State of Nevada. The applicant must pay all costs of investigation incurred by the Nevada Gaming Authorities in conducting any such investigation.

  The Nevada Act requires any person who acquires more than 5% of the Company's voting securities to report the acquisition to the Nevada Commission. The Nevada Act requires that beneficial owners of more than 10% of the Company's voting securities apply to the Nevada Commission for a finding of suitability within thirty days after the Chairman of the Nevada Board mails the written notice requiring such filing. Under certain circumstances, an "institutional investor," as defined in the Nevada Act, which acquires more than 10% but not more than 15% of the Company's voting securities, may apply to the Nevada Commission for a waiver of such finding of suitability if such institutional investor holds the voting securities for investment purposes only. An institutional investor shall not be deemed to hold voting securities for investment purposes unless the voting securities were acquired and are held in the ordinary course of business as an institutional investor and not for the purpose of causing, directly or indirectly, the election of a majority of the members of the Board of Directors of the Company, any change in the corporate charter, bylaws, management, policies or operations of the Company or any of its gaming affiliates, or any other action which the Nevada Commission finds to be inconsistent with holding the Company's voting securities for investment purposes only. Activities that are not deemed to be inconsistent with holding voting securities for investment purposes only include: (i) voting on all matters voted on by stockholders; (ii) making financial and other inquiries of management of the type normally made by securities analysts for informational purposes and not to cause a change in its management, policies or operations; and (iii) such other activities as the Nevada Commission may determine to be consistent with such investment intent. If the beneficial holder of voting securities who must be found suitable is a corporation, partnership or trust, it must submit detailed business and financial information including a list of beneficial owners. The applicant is required to pay all costs of investigation.

  Any person who fails or refuses to apply for a finding of suitability or a license within thirty days after being ordered to do so by the Nevada Commission or the Chairman of the Nevada Board, may be found unsuitable. The same restrictions apply to a record owner if the record owner, after request, fails to identify the beneficial owner. Any stockholder found unsuitable and who holds, directly or indirectly, any beneficial ownership of the common stock of a Registered Corporation beyond such period of time as may be prescribed by the Nevada Commission may be guilty of a criminal offense. The Company is subject to disciplinary action if, after it receives notice that a person is unsuitable to be a stockholder or to have any other relationship with the Company or MGM Grand Hotel, Inc., the Company (i) pays that person any dividend or interest upon voting securities of the Company, (ii) allows that person to exercise, directly or indirectly, any voting right conferred through securities held by that person, (iii) pays remuneration in any form to that person for services rendered or otherwise, or (iv) fails to pursue all lawful efforts to require such unsuitable person to relinquish his voting securities for cash at fair market value. Additionally, the CCLGLB has taken the position that it has the authority to approve all persons owing or controlling the stock of any corporation controlling a gaming license.

  The Company is required to maintain a current stock ledger in Nevada that may be examined by the Nevada Gaming Authorities at any time. If any securities are held in trust by an agent or by a nominee, the record holder may be required to disclose the identity of the beneficial owner to the Nevada Gaming Authorities. A failure to make such disclosure may be grounds for finding the record holder unsuitable. The Company is also required to render maximum assistance in determining the identity of the beneficial owner.

  The Company may not make a public offering of any securities without the prior approval of the Nevada Commission if the securities or the proceeds therefrom are intended to be used to construct, acquire or finance gaming facilities in Nevada, or to retire or extend obligations incurred for such purposes. Such approval, if given, does not constitute a finding, recommendation or approval by the Nevada Commission or the Nevada Board as to the accuracy or adequacy of the prospectus or the investment merits of the securities. Any representation to the contrary is unlawful. On July 27, 1995, the Nevada Commission granted the Company prior approval to make public offerings for a period of one year, subject to certain conditions (the "Shelf Approval"). However, the Shelf Approval may be rescinded for good cause without prior notice upon the issuance of an interlocutory stop order by the Chairman of the Nevada Board. This Offering is made pursuant to such Shelf Approval. The Shelf Approval does not constitute a finding, recommendation or approval by the Nevada Commission or the Nevada Board as to the accuracy or adequacy of the Prospectus or the investment merits of the Common Stock offered thereby. Any representation to the contrary is unlawful.

 New Jersey

  The ownership and operation of hotel/casino facilities and gaming activities in Atlantic City, New Jersey are subject to extensive state regulation under the New Jersey Casino Control Act (the "New Jersey Act") and the regulations ("Regulations") of the New Jersey Casino Control Commission (the "New Jersey Commission") and other applicable laws. In general, the New Jersey Act and Regulations arguably provide for more extensive controls over a broader scope of gaming-related activities than does the Nevada regulatory system.

  The New Jersey Act and Regulations concern primarily the financial stability and character of casino licensees, their intermediary and holding companies, their employees, their security holders and others financially interested in casino operations, the nature of hotel and casino facilities and a wide range of gaming and non-gaming related operations. The New Jersey Act and Regulations include detailed provisions concerning, among other things: financial and accounting practices used in connection with casino operations; residence and equal employment opportunities for employees of casino operators, contractors for casino facilities and others; rules of games, levels of supervision of games and methods of selling and redeeming chips; manner of granting credit, duration of credit and enforceability of gaming debts; manufacture, distribution and sale of gaming equipment; security standards, management control procedures, accounting and cash control methods and reports to gaming authorities; advertising of casinos and standards for entertainment; and distribution of alcoholic beverages in casinos. A number of these provisions require practices which are different from those in Nevada and some of them result in casino operating costs being higher than those in comparable facilities in Nevada.

  The New Jersey Act also established the New Jersey Division of Gaming Enforcement (the "New Jersey Division") to investigate all license applications, enforce the provisions of the New Jersey Act and Regulations and prosecute all proceedings for violations of the New Jersey Act and Regulations before the New Jersey Commission. The New Jersey Division also conducts audits and continuing reviews of all casino operations.

  The Company's wholly owned subsidiary MGM Grand Atlantic City, Inc. has applied to be licensed by the New Jersey Commission to operate a casino, and the Company has applied to be approved as a qualified holding company. Such applications are presently pending. Officers and directors of the Company and MGM Grand Atlantic City, Inc. and employees who will work at the hotel/casino facilities to be operated by MGM Grand Atlantic City, Inc. must also be approved or licensed. In addition, all contracts affecting the facilities must be approved, and all enterprises that conduct business with MGM Grand Atlantic City, Inc. will be required to register with the New Jersey Commission and those enterprises that conduct gaming-related businesses or that conduct business on a regular and continuing basis, as defined by the Regulations, must be licensed by the New Jersey Commission.

  The New Jersey Commission has broad discretion regarding the issuance, renewal, revocation and suspension of casino licenses. Casino licenses are not transferable. A hotel/casino facility must also continually satisfy certain requirements concerning, among other things, the number of qualifying sleeping units and the relationship between the number of qualifying sleeping units and the square footage of casino space.

  The New Jersey Act further provides that each person who directly or indirectly holds any beneficial interest or ownership of the securities issued by a casino licensee or any of its intermediary or holding companies, those persons who, in the opinion of the New Jersey Commission, have the ability to control the casino licensee or its intermediary or holding companies or elect a majority of the board of directors of said companies, other than a banking or other licensed lending institution which makes a loan or holds a mortgage or other lien acquired in the ordinary course of business, lenders and underwriters of said companies may be required to seek qualification from the New Jersey Commission. However, because the Company intends to qualify as a publicly traded holding company, in accordance with the provisions of the New Jersey Act, a waiver of qualification may be granted by the New Jersey Commission, with the concurrence of the Director of the New Jersey Division, if it is determined that said persons or entities are not significantly involved in the activities of MGM Grand Atlantic City and, in the case of security holders, do not have the ability to control the Company or elect one or more of its directors. There exists a rebuttable presumption that any person holding 5% or more of the equity securities of a casino licensee's intermediary or holding company or a person having the ability to elect one or more of the directors of such a company has the ability to control the company and thus must obtain qualification from the New Jersey Commission. The Principal Stockholders, as the holders of more than a majority of the Company's outstanding Common Stock, will be required to obtain such qualification.

  Notwithstanding this presumption of control, the New Jersey Act provides for a waiver of qualification for passive "institutional investors," as defined by the New Jersey Act, if the institutional investor purchased the securities for investment purposes only and where such securities constitute (i) less than 10% of the equity securities of a casino licensee's holding or intermediary company or (ii) debt securities of a casino licensee's holding or intermediary company representing a percentage of the outstanding debt of such company not exceeding 20% or a percentage of any issue of the outstanding debt of such company not exceeding 50%. The waiver of qualification is subject to certain conditions including, upon request of the New Jersey Commission, filing a certified statement that the institutional investor has no intention of influencing or affecting the affairs of the issuer, except that an institutional investor holding voting securities shall be permitted to vote on matters put to a vote of the holders of outstanding voting securities. Additionally, a waiver of qualification may also be granted to institutional investors holding a higher percentage of securities of a casino licensee's holding or intermediary company upon a showing of good cause.

  If an institutional investor that has been granted a waiver subsequently changes its investment intent, or if the New Jersey Commission finds reasonable cause to believe that the institutional investor may be found unqualified, no action other than divestiture shall be taken by the investor with respect to the security holdings until there has been compliance with the provisions of the New Jersey Act concerning interim casino authorization. The provisions of the New Jersey Act concerning interim casino authorization provide that whenever a security holder of either equity or debt is required to qualify pursuant to the New Jersey Act, the security holder shall, within 30 days after the New Jersey Commission determines that qualification is required or declines to waive qualification, (i) file a completed application for qualification, along with an executed and approved trust agreement, wherein all securities of the holding or intermediary company held by that security holder are placed in trust pending qualification, or (ii) file a notice of intent to divest itself of such securities as the New Jersey Commission may require so as to remove the need for qualification, which securities must be divested within 120 days from the date such determination was made.

  The New Jersey Act further requires that corporate licensees and their subsidiaries, intermediaries and holding companies adopt certain provisions in their certificates of incorporation that require certain remedial action in the event that an individual owner of any security of such company is found disqualified under the New Jersey Act. The required certificate of incorporation provisions vary depending on whether the stock of the company subject to the requirements of the New Jersey Act is publicly or privately traded. Pursuant to the New Jersey Act, the certificate of incorporation of a publicly held company must provide that any securities of such corporation are held subject to the condition that if a holder is found to be disqualified by the New Jersey Commission pursuant to the New Jersey Act such holder shall dispose of his interest in such company. The certificate of incorporation of a privately held company must create the absolute right of the company to repurchase at the market price or purchase price, whichever is the lesser, any security, share or other interest in the company in the event the New Jersey Commission disapproves a transfer in accordance with the provisions of the New Jersey Act.

  The Company is a publicly held company and, accordingly, the Company's Certificate of Incorporation will, in connection with licensing, be amended to provide that a holder of the Company's securities must dispose of such securities if the holder is found disqualified under the New Jersey Act. In addition, the Company intends to amend its Certificate of Incorporation to provide that the Company may redeem the stock of any holder found to be disqualified.

  If the New Jersey Commission should find a security holder to be unqualified to be a holder of securities of a casino licensee or holding company, not only must the disqualified holder dispose of such securities but, in addition, commencing on the date the New Jersey Commission serves notice upon the Company of the determination of disqualification, it shall be unlawful for the disqualified holder (1) to receive any dividends or interest upon any such securities, (2) to exercise, directly or through any trustee or nominee, any right conferred by such securities, or (3) to receive any remuneration in any form from the licensee for services rendered or otherwise. If the New Jersey Commission should find a security holder to be unqualified to be a holder of securities of a casino licensee or holding company, the New Jersey Commission shall take any necessary action to protect the public interest including the suspension or revocation of the casino license except that if the disqualified person is the holder of securities of a publicly traded holding company, the New Jersey Commission shall not take action against the casino license if (1) the holding company has the corporate charter provisions concerning divestiture of securities by disqualified owners required by the New Jersey Act, (2) the holding company has made good faith efforts including the prosecution of legal remedies to comply with any order of the New Jersey Commission, and (3) the disqualified holder does not have the ability to control the company or elect one or more members of the company's board of directors.

  If, at any time, it is determined that MGM Grand Atlantic City, Inc. has violated the New Jersey Act or Regulations, or if any security holder of the Company or MGM Grand Atlantic City, Inc. who is required to be qualified under the New Jersey Act is found to be disqualified but does not dispose of the securities, MGM Grand Atlantic City, Inc. could be subject to fines or its license could be suspended or revoked. If MGM Grand Atlantic City, Inc.'s license is revoked, the New Jersey Commission could appoint a conservator to operate and to dispose of any hotel/casino facilities of MGM Grand Atlantic City, Inc. Net proceeds of a sale by a conservator and net profits of operations by a conservator (at least up to an amount equal to a fair return on MGM Grand Atlantic City, Inc.'s investment which is reasonable for casinos or hotels) would be paid to the Company.

  In addition to compliance with the New Jersey Act and Regulations relating to gaming, any facility built in Atlantic City by MGM Grand Atlantic City, Inc. or any other subsidiary of the Company must comply with the New Jersey and Atlantic City laws and regulations relating to, among other things, the Coastal Area Facilities Review Act, construction of buildings, environmental considerations, operation of hotels and the sale of alcoholic beverages.

  The New Jersey Commission is authorized to establish fees for the issuance or renewal of casino licenses and casino hotel alcoholic beverage licenses. There is also an annual license fee on each slot machine. The New Jersey Commission is also authorized by regulation to establish annual fees for the issuance and renewal of licenses other than casino licenses.

  The New Jersey Act imposes an annual tax of eight percent on gross revenues (as defined in the New Jersey Act). In addition, casino licensees are required to invest one and one-quarter percent of gross revenues for the purchase of bonds to be issued by the CRDA or make other approved investments equal to that amount. In the event the investment requirement is not met, the casino licensee is subject to a tax in the amount of two and one-half percent on gross revenues.

                                  MANAGEMENT

  The following table sets forth the executive officers and directors of MGM Grand and the principal officers of each of the Company's operating subsidiaries as of May 14, 1996:

NAME                    POSITION
- ----                    --------
J. Terrence Lanni       Chairman of the Board and Chief Executive Officer
Alex Yemenidjian        President, Chief Operating Officer, Chief Financial Officer and Director
Fred Benninger          Vice Chairman of the Board
Scott Langsner          Secretary/Treasurer
Kenneth A. Rosevear     Senior Vice President-Development
T. Patrick Smith        Vice President-Real Estate
Edward J. Jenkins       Vice President
Gary Charters           Vice President-Development
James D. Aljian         Director
Terry N. Christensen    Director
Glenn A. Cramer         Director
Willie D. Davis         Director
Alexander M. Haig, Jr.  Director
Lee A. Iacocca          Director
Kirk Kerkorian          Director
Walter M. Sharp         Director
Jerome B. York          Director
Daniel M. Wade          President and Chief Operating Officer of MGM Grand Hotel, Inc.
Robert V. Moon          President of Destron, Inc.
Bob Bowman              President of MGM Grand Merchandising, Inc.
Patricia Johnson        General Manager and Chief Financial Officer of MGM Grand
                         Australia Pty Ltd.

  J. TERRENCE LANNI (age 53) has served as Chairman of the Company since July 1995, and as a Director, Chairman of the Executive Committee and Chief Executive Officer of the Company since June 1995. He also served as President of the Company from June 1995 to July 1995. Prior thereto, he was President and Chief Operating Officer of Caesars World, Inc. from April 1981 to February 1995.

  ALEX YEMENIDJIAN (age 40) has served as a Director of the Company since December 1989, as President of the Company since July 1995, as Chief Operating Officer of the Company since June 1995, and as Chief Financial Officer of the Company since May 1994. He also served as Executive Vice President of the Company from June 1992 to July 1995, as Chairman of the Executive Committee from January 1991 to June 1992, and as President and Chief Operating Officer of the Company from March 1990 to January 1991. He has also served as an executive of Tracinda since January 1990.

  FRED BENNINGER (age 79) has served as a Director of the Company since February 1986, and as Vice Chairman of the Board since April 1995. He was Chairman of the Board from August 1987 to April 1995. He also served as Chief Executive Officer of the Company from August 1987 to January 1991, and as President of the Company from August 1987 to March 1990.

  SCOTT LANGSNER (age 43) has served as Secretary/Treasurer of the Company since July 1987.

  KENNETH A. ROSEVEAR (age 46) has served as Senior Vice President-Development of the Company since November 1995. From November 1993 to November 1995, he served as President of Caesars World Gaming Development Corporation. For more than five years prior thereto, he served as Chief Executive of Sun International Group in South Africa.

  T. PATRICK SMITH (age 47) has served as Vice President-Real Estate of the Company since September 1995. For more than five years prior thereto, he served in a variety of positions with the Irvine Company, most recently as Chief Executive Officer of Irvine Apartment Communities, Inc., a publicly traded real estate investment trust of The Irvine Company.

  EDWARD J. JENKINS (age 51) has served as Vice President of the Company since October 1995. From July 1992 to October 1995, he served as Vice President, Security, for Caesars World, Inc. He previously was a 30-year veteran of the FBI, holding various management positions at Bureau offices throughout the United States.

  GARY CHARTERS (age 52) has served as Vice President Development of the Company since April 1996. From June 1991, he served as Director of Corporate Development of Boyd Gaming Corporation and prior thereto since August 1989, served as a Senior Manager of the Management Consulting Services division of Deloitte & Touche.

  JAMES D. ALJIAN (age 63) has served as an executive of Tracinda since October 1987 and is a director of Chrysler Corporation ("Chrysler").

  TERRY N. CHRISTENSEN (age 55) has been a partner of the law firm of Christensen, White, Miller, Fink, Jacobs, Glaser & Shapiro, LLP since May 1988 and is a director of GIANT GROUP, LTD.

  GLENN A. CRAMER (age 74) served as a director of Transamerica Corporation from 1968 to April 1994 and as Chairman of the Executive Committee of Transamerica Airlines from 1983 to April 1994.

  WILLIE D. DAVIS (age 61) is President and a director of All-Pro
Broadcasting, Inc., an AM and FM radio broadcasting company. Mr. Davis is a director of Sara Lee Corporation, K-Mart Corporation, Johnson Controls, Inc., Alliance Bank, WICOR, Dow Chemical Company, Rally's Hamburgers, Inc. and LA Gear, Inc.

  ALEXANDER M. HAIG, JR. (age 72) is Chairman of Worldwide Associates, Inc., an international business advisory firm, and a director of America Online, Inc. and Interneuron Pharmaceuticals, Inc. Mr. Haig has been a consultant to the Company since May 1990, in connection with the Company's research regarding expansion in certain foreign jurisdictions.

  LEE A. IACOCCA (age 71) was a director of Chrysler from November 1978 to September 1993 and also served in the following capacities with Chrysler:
Chairman of the Board from September 1979 until his retirement on December 31, 1992; and President from November 1978 to September 1979. Mr. Iacocca is Chairman Emeritus of the Statute of Liberty-Ellis Island Foundation, Inc., Chairman of the Committee for Corporate Support for the Joslin Diabetes Foundation, Founder and Chairman of the Advisory Board to the Iacocca Institute at Lehigh University, Chairman of the Iacocca Foundation, a member of the Advisory Board of Reading is Fundamental, honorary Chairman of the National PTA since 1991, and an honorary trustee of Lehigh University. Mr. Iacocca is a director of New World Communications Group, Inc. and Koo Koo Roo Chicken, Inc.

  KIRK KERKORIAN (age 78) has been Chief Executive Officer, President and sole director of Tracinda for more than the past five years.

  WALTER M. SHARP (age 79) has been President of Walter M. Sharp Company (financial consultants) and a consultant to Tracinda for more than the past five years.

  JEROME B. YORK (age 57) has served as Vice Chairman of Tracinda since September 1995. Mr. York served as Senior Vice President and Chief Financial Officer of IBM Corporation from May 1993 to September 1995, and director of IBM Corporation from January 1995 to September 1995 and as Executive Vice President Finance and Chief Financial Officer of Chrysler from May 1990 to May 1993, and director of Chrysler from April 1992 to May 1993.

  DANIEL M. WADE (age 44) has served as President and Chief Operating Officer of MGM Grand Hotel, Inc. since July 1995. He also served as Executive Vice President and Chief Operating Officer of MGM Grand Hotel, Inc. from January 1995 to July 1995, as Executive Vice President of Theme Park Operations from September 1994 to January 1995, and as Senior Vice President and General Manager of Theme Park Operations from September 1992 to September 1994. He also served as Senior Vice President of Operations of the Marina Hotel and Casino from December 1990 to September 1992.

  ROBERT V. MOON (age 45) has served as President of Destron, Inc. (the Company's marketing subsidiary) since June 1995 and as Senior Vice President of Casino Marketing of MGM Grand Hotel, Inc. from September 1993 to June 1995. Prior to that he served as Senior Vice President of Casino Marketing of Caesars Palace, Las Vegas from May 1990 to September 1993.

  BOB BOWMAN (age 53) has served as President of MGM Grand Merchandising, Inc. since January 1996. For the twenty-five years prior to that he served in a variety of positions with The Walt Disney Company, most recently as Vice President of Store Planning and Development.

  PATRICIA JOHNSON (age 51) has served as General Manager and Chief Financial Officer of MGM Grand Australia Pty Ltd. since November 1995. For the more than two years prior to that she has held various positions with MGM Grand Hotel, Inc., most recently as Vice President of Casino Marketing. Before joining the Company, she served in numerous positions with the Las Vegas Hilton, most recently as Casino Controller.

                          DESCRIPTION OF COMMON STOCK

  The authorized capital stock of the Company consists of 75 million shares of Common Stock. Holders of the Common Stock are entitled to dividends when and as declared by the Board of Directors. Holders have one vote per share and the right to the net assets in liquidation after payment of any amounts due to creditors. Holders are not liable for further calls or assessments by the Company. There are no sinking fund or redemption provisions relating to the Common Stock. The Common Stock has noncumulative voting rights, which means that holders of a majority of the shares voting for the election of directors can elect 100% of the directors if they choose to do so.

  The Transfer Agent and Registrar for the Common Stock is Mellon Securities Trust Company, New York, New York.

                      DEFEASANCE OF FIRST MORTGAGE NOTES

  The Company has received a commitment from BA Securities, an affiliate of B of A, to arrange a 5-1/2 year senior reducing $500 million revolving credit facility (the "Credit Facility"), subject to the Company's right to accept, with the consent of BA Securities and B of A, oversubscriptions of up to $100 million. B of A will commit an initial amount of $250 million to the Credit Facility.

  The Company intends to utilize cash from operations, proceeds from the Offering, proceeds available under the Operating Loan and up to $150,000,000 of proceeds available under the Credit Facility to fund the defeasance of the First Mortgage Notes in accordance with the terms of the Indenture. The Operating Loan consists of a $60 million secured revolving credit facility provided by B of A, as agent for a group of banks, to MGM Grand Finance concurrently with the issuance of the First Mortgage Notes. In order to defease the First Mortgage Notes, the Company will purchase and deposit with the secured lenders' agent for the benefit of the holders of the First Mortgage Notes approximately $522.3 million of qualifying U.S. Government securities (the "Defeasance Deposit"). The Defeasance Deposit will be used to fund interest payments on the First Mortgage Notes through May 1, 1997, the call as of such date of the First Mortgage Notes at 101.958% of the outstanding principal amount in the case of the 11 3/4% First Mortgage Notes and 105.33% of the outstanding principal amount in the case of the 12% First Mortgage Notes, and related expenses. Upon the Defeasance Deposit being delivered, the Defeasance Deposit will be held as collateral for the First Mortgage Notes and, approximately 91 days following such delivery, the liens on the assets of MGM Grand Hotel, Inc. and MGM Grand Finance will be released. To the extent the Company draws upon the Credit Facility to fund the Defeasance Deposit, the lenders will have a first lien on U.S. Government securities aggregating 105% of the amounts borrowed under the Credit Facility to fund the Defeasance Deposit. Such lien will be released by the lenders concurrently with the release of the liens on the assets of MGM Grand Hotel, Inc. and MGM Grand Finance (other than the Defeasance Deposit), which will thereupon be pledged to the lenders to secure the Credit Facility.

  Upon completion of the defeasance of the First Mortgage Notes, most of the restrictive covenants contained in the Indenture applicable to MGM Grand Hotel, Inc. and MGM Grand Finance will lapse and be of no further force and effect. These covenants include the maintenance by MGM Grand Hotel, Inc. of certain financial ratios and limitations on additional debt, dividends, stock repurchases, disposition of assets, mergers and similar transactions. The defeasance of the First Mortgage Notes will result in an extraordinary charge, of approximately $37.0 million, net of tax benefits, to reflect the early discharge of the First Mortgage Notes and the expenses related thereto.

  The Credit Facility will be unconditionally guaranteed by MGM Grand Hotel, Inc., MGM Grand Finance and MGM Grand Atlantic City, Inc., and will be secured, among other things, by a pledge of substantially all of the assets of the Company (including the stock of MGM Grand Hotel, Inc., MGM Grand Finance and MGM Grand Atlantic City, Inc., but not the Company's interest in New York-New York or MGM Grand Australia). MGM Grand Hotel, Inc., MGM Grand Finance and MGM Grand Atlantic City, Inc. will pledge substantially all of their assets in support of the Credit Facility. The guarantee of the Credit Facility by MGM Grand Hotel, Inc. and MGM Grand Finance and the pledge by MGM Grand Hotel, Inc. and MGM Grand Finance of their respective assets in support of the Credit Facility, will not be effective until completion of the defeasance of the First Mortgage Notes.

  The Operating Loan, is secured on a pari passu basis by the assets securing the First Mortgage Notes. In connection with the defeasance, MGM Grand Finance may draw on the Operating Loan, which will be refinanced through and terminated upon consummation of the Credit Facility.

  Up to $150 million of the Credit Facility will be available to fund the defeasance. Upon completion of the defeasance, the entire Credit Facility will be available to finance initial development costs for MGM Grand Atlantic City and for general corporate purposes. Availability under the Credit Facility will decline in quarterly increments of $25 million, commencing on December 31, 1999, with the balance due on December 31, 2001. The Company may request one year extensions subject to the consent of the Lenders, which would have the effect of deferring scheduled reductions in availability.

  Interest on outstanding balances and commitment fees on unutilized availabilities under the Credit Facility will be determined pursuant to a formula based on the Company's leverage ratio (the ratio of Total Debt to Annualized Cash Flow), and in the case of interest rates, to the LIBOR or base rate prevailing from time to time. Total Debt will be defined under the Credit Facility as the average of the principal amount of the Company's funded debt outstanding on the last day of each of the three calendar months in the fiscal quarter being measured, plus 50% of the funded debt of New York-New York until the opening of that project or for any quarterly period in which New York-New York's EBITDA is less than $20,000,000. Annualized Cash Flow will be defined as the aggregate (without duplication) of the Company's EBITDA for the prior four fiscal quarters, pre-opening expenses for such period, plus cash distributions received from New York-New York for such period. As the Company's leverage ratio declines, the interest rate and commitment fee will also decline. Interest on outstanding balances under the interim facility will also vary with the prevailing LIBOR or base rate. The Company will also pay certain underwriting and agency fees in connection with the Credit Facility.

  The Credit Facility will also require the Company to comply with certain financial and operating covenants customary for such facilities, including limitations on dividends, acquisitions and mergers. While the Indenture covenants (which will terminate upon completion of the defeasance) were in certain respects more restrictive than those expected to be imposed under the Credit Facility, for the most part they applied only to MGM Grand Las Vegas and MGM Grand Finance, and not to the Company. By way of example, the Indenture limits dividends payable by MGM Grand Las Vegas to the Company, but does not restrict dividends payable by the Company. The interim facility and the Credit Facility will restrict dividends payable by the Company. The Company has not paid and does not expect to pay dividends in the foreseeable future. See "Dividend Policy."

  It is anticipated that the defeasance of the First Mortgage Notes will be effected in the beginning of the third quarter of 1996. There can be no assurance that the defeasance of the First Mortgage Notes will be accomplished or that the terms of the Credit Facility will not be different from the terms described above. See "Risk Factors--Leverage and Related Debt Service."

                                 UNDERWRITING

  The U.S. Underwriters named below, for whom Deutsche Morgan Grenfell/C. J. Lawrence Inc. and Oppenheimer & Co., Inc. are acting as representatives (the "U.S. Representatives"), and the International Underwriters named below, for whom Morgan Grenfell & Co., Limited and Oppenheimer International Ltd. are acting as representatives (the "International Representatives," and together with the U.S. Representatives, the "Joint Global Coordinators"), have severally agreed, subject to the terms and conditions contained in the Underwriting Agreement (the form of which is filed as an exhibit to the Company's Registration Statement, of which this Prospectus is a part), to purchase from the Company the respective number of shares of Common Stock indicated below opposite their respective names. The Underwriters are committed to purchase all of the shares, if they purchase any.

                                                                        NUMBER OF
   U.S. UNDERWRITERS                                                     SHARES
   -----------------                                                    ---------
   Deutsche Morgan Grenfell/C. J. Lawrence Inc. .......................
   Oppenheimer & Co., Inc..............................................
   Dean Witter Reynolds Inc............................................
   Montgomery Securities...............................................
     Subtotal.......................................................... 6,000,000
                                                                        ---------
   INTERNATIONAL UNDERWRITERS
   --------------------------
   Morgan Grenfell & Co., Limited......................................
   Oppenheimer International Ltd. .....................................
   Dean Witter International Ltd. .....................................
   Mongtomery Securities...............................................
     Subtotal.......................................................... 1,500,000
                                                                        ---------
     Total............................................................. 7,500,000
                                                                        =========

  The Underwriting Agreement provides that the obligations of the several Underwriters thereunder are subject to approval of certain legal matters by counsel and to various other conditions.

  The U.S. Underwriters and the International Underwriters have entered into an Intersyndicate Agreement (the "Intersyndicate Agreement") that provides for the coordination of their activities. Pursuant to the Intersyndicate Agreement, sales may be made between the U.S. Underwriters and the International Underwriters of such number of shares of Common Stock as may be mutually agreed. The price of any shares of Common Stock so sold shall be the initial public offering price, less an amount not greater than the selling concession.

  Under the terms of the Intersyndicate Agreement, the International Underwriters and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to persons who are United States persons or to persons they believe intend to resell to persons who are

United States persons, and the U.S. Underwriters and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to any non-United States person or to persons they believe intend to resell to non-United States persons, except, in each case, for transactions pursuant to such agreement.

  The Joint Global Coordinators have advised the Company that the Underwriters propose initially to offer the Common Stock to the public on the terms set forth on the cover page of this Prospectus. The Price to Public and Underwriting Discount will be identical in the U.S. and International Offerings. The Underwriters may allow to selected dealers (who may include the
Underwriters) a concession of not more than $   per share. The selected
dealers may reallow a concession of not more than $   to certain other
dealers. After the initial public offering, the price and concessions and re-allowances to dealers and other selling terms may be changed by the Joint Global Coordinators. The Common Stock is offered subject to receipt and acceptance by the Underwriters, and to certain other conditions, including the right to reject orders in whole or in part. The Underwriters do not intend to sell any of the shares of Common Stock offered hereby to accounts for which they exercise discretionary authority.

  The Company has granted an option to the Underwriters to purchase up to a maximum of 1,125,000 additional shares of Common Stock to cover over-allotments, if any, at the public offering price, less the underwriting discount set forth on the cover page of this Prospectus. Such option may be exercised at any time until 30 days after the date of the Underwriting Agreement. To the extent the Underwriters exercise this option, each of the Underwriters will be committed, subject to certain conditions, to purchase such additional shares in approximately the same proportion as set forth in the above table. The Underwriters may purchase such shares only to cover over-allotments made in connection with the Offering.

  Each International Underwriter has represented and agreed that (i) it has not offered or sold and will not offer or sell any shares of Common Stock offered hereby to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purpose of their business or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (the "U.K. Regulations"), (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 and the U.K. Regulations with respect to anything done by it in relation to the shares of Common Stock offered hereby in, from or otherwise involving the United Kingdom, and (iii) it has only issued or passed on and will only issue or pass on to any person in the United Kingdom any document received by it in connection with the issue of the shares of Common Stock offered hereby if that person is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1995 or is a person to whom such document may otherwise lawfully be issued or passed on.


  The Underwriting Agreement provides that the Company will indemnify the several Underwriters against certain liabilities including civil liabilities under the Securities Act of 1933, as amended, or will contribute to payments the Underwriters may be required to make in respect thereof.

  In connection with the Offering, the Company, Tracinda and the directors of the Company have agreed not to offer, sell or otherwise dispose of any shares of Common Stock for a period of 120 days after the later of: (i) the date of this Prospectus; and (ii) the first date on which shares of Common Stock hereby are offered to the public, without the prior written consent of the Joint Global Coordinators.

                                 LEGAL MATTERS

  Certain legal matters in connection with the validity of the Common Stock offered hereby will be passed upon for the Company by Christensen, White, Miller, Fink, Jacobs, Glaser & Shapiro, LLP, Los Angeles, California. Terry N. Christensen, a director of the Company, is a partner of Christensen, White, Miller, Fink, Jacobs, Glaser & Shapiro, LLP. Certain legal matters will be passed upon for the Underwriters by Gibson, Dunn & Crutcher LLP, Los Angeles, California.

  The statements as to matters of law and legal conclusions concerning New Jersey gaming laws included under the caption "Regulation and Licensing--New Jersey" (other than the subcaption "Other Laws and Regulations") have been prepared by Horn, Goldberg, Gorny, Daniels, Plackter, Weiss & Casiello, P.C., Atlantic City, New Jersey, New Jersey gaming counsel for the Company.

  The statements as to matters of law and legal conclusions concerning Nevada gaming laws included under the captions "Risk Factors--Risks of Development and New Construction" and "Regulation and Licensing--Nevada" in this Prospectus and "Item 1. Business--Hotels and Gaming--MGM Grand Las Vegas-- Nevada Government Regulation" in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995 have been prepared by Lionel Sawyer & Collins, Las Vegas, Nevada, Nevada gaming counsel for the Company.

                                    EXPERTS

  The consolidated financial statements of the Company included in this Prospectus and incorporated by reference in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files periodic reports, proxy statements and other information with the Securities and Exchange Commission ("the Commission"). Such periodic reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C., at its Chicago Regional Office at 500 West Madison, Suite 1400, Chicago, Illinois 60661, and at its New York Regional Office at 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 after payment of the rates prescribed by the Commission. Copies of such reports, proxy statements and other information concerning the Company can also be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

  This Prospectus constitutes part of a Registration Statement on Form S-3 filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all of the information set forth in the Registration Statement, certain items of which are contained in schedules and exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. Reference is hereby made to the Registration Statement and the exhibits thereto for further information with respect to the Company. Any statements contained herein concerning the provisions of any contract, agreement or other document are not necessarily complete, and in each instance, reference is made to the copy of such contract, agreement or other document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. For further information, reference is made to the Registration Statement, including exhibits and schedules thereto. The Registration Statement can be inspected and copied at the Public Reference Room of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549.

                      DOCUMENTS INCORPORATED BY REFERENCE

  The following documents, which have been filed with the Commission, are incorporated herein and specifically made a part hereof by this reference: (i) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995; (ii) the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1996; (iii) the Company's Proxy Statement dated March 29, 1996; and (iv) the description of the Common Stock which is contained in the Company's Registration Statement on Form 8-A dated April 20, 1988. In addition, all documents filed by the Company pursuant to Sections 13(a), 14 of 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the Offering made hereby shall be deemed to be incorporated by reference into this Prospectus and to be part hereof from the date of filing of such documents with the Commission. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company will provide without charge to each person to whom this Prospectus is delivered, upon written or oral request, a copy of any or all of the documents incorporated herein by reference, other than exhibits to such documents not specifically incorporated by reference therein. Such requests should be addressed to Secretary/Treasurer, MGM Grand, Inc., as indicated below.

  The Company was incorporated in Delaware in January 1986. The executive offices of the Company are located at 3799 Las Vegas Boulevard South, Las Vegas, Nevada 89109. The Company's mailing address is P.O. Box 98655, Las Vegas, Nevada 89199, and its telephone number is (702) 891-3333.

  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SELECTED QUARTERLY FINANCIAL
                                  RESULTS

Report of Independent Public Accountants..................................   F-2
Consolidated Statements of Operations for the Years Ended December 31,
 1995, 1994
 and 1993.................................................................   F-3
Consolidated Balance Sheets as of December 31, 1995 and 1994..............   F-4
Consolidated Statements of Cash Flows for the Years Ended December 31,
 1995, 1994
 and 1993.................................................................   F-5
Consolidated Statements of Stockholders' Equity for the Years Ended
 December 31, 1995, 1994 and 1993.........................................   F-6
Notes to Consolidated Financial Statements................................   F-7
Condensed Consolidated Statements of Operations for the Three Months Ended
 March 31, 1996 and 1995..................................................  F-21
Condensed Consolidated Balance Sheets as of March 31, 1996 and December
 31, 1995.................................................................  F-22
Condensed Consolidated Statements of Cash Flows for the Three Months Ended
 March 31, 1996 and 1995..................................................  F-23
Notes to Condensed Consolidated Financial Statements......................  F-24
Selected Quarterly Financial Results......................................  F-28

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders ofMGM Grand, Inc.:

  We have audited the accompanying consolidated balance sheets of MGM Grand, Inc. (a Delaware corporation) and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MGM Grand, Inc. and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Las Vegas, Nevada
January 31, 1996

                        MGM GRAND, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                            FOR THE YEARS ENDED DECEMBER 31,
                                            ----------------------------------
                                               1995        1994        1993
                                            ----------  ----------  ----------
                                              (IN THOUSANDS, EXCEPT SHARE
                                                         DATA)
Revenues:
  Casino................................... $  404,742  $  434,297  $   26,702
  Rooms....................................    160,470     145,196       4,505
  Food and beverage........................     89,299      91,566       3,696
  Entertainment, retail and other..........    123,307     122,758       5,166
                                            ----------  ----------  ----------
                                               777,818     793,817      40,069
  Less: Promotional allowances.............     55,975      51,622       3,053
                                            ----------  ----------  ----------
                                               721,843     742,195      37,016
                                            ----------  ----------  ----------
Expenses:
  Casino...................................    195,140     183,514       9,341
  Rooms....................................     44,195      45,303       1,016
  Food and beverage........................     57,293      65,043       2,529
  Entertainment, retail and other..........     92,667     115,443       6,180
  Provision for doubtful accounts and
   discounts...............................     57,683      44,181       3,855
  General and administrative...............     99,086     106,884       6,378
  Restructuring costs......................      5,942         --          --
  Depreciation and amortization............     55,419      44,433       1,647
  Hotel preopening expenses................        --          --       45,130
                                            ----------  ----------  ----------
                                               607,425     604,801      76,076
                                            ----------  ----------  ----------
    Operating Profit (Loss) Before
     Corporate Expense.....................    114,418     137,394     (39,060)
  Corporate expense........................     10,595       7,679       5,486
                                            ----------  ----------  ----------
    Operating Income (Loss)................    103,823     129,715     (44,546)
                                            ----------  ----------  ----------
Nonoperating Income (Expense):
  Interest income..........................      2,896       5,544      12,231
  Interest expense, net of amounts
   capitalized.............................    (59,329)    (61,927)     (6,596)
  Other, net...............................       (825)        208          16
                                            ----------  ----------  ----------
                                               (57,258)    (56,175)      5,651
                                            ----------  ----------  ----------
    Income (Loss) Before Discontinued
     Operations............................     46,565      73,540     (38,895)
                                            ----------  ----------  ----------
Discontinued Operations:
  Income (loss) from discontinued
   operations..............................        --       (7,012)    (78,691)
  Gain on disposal of discontinued
   operations..............................        --        8,048         --
                                            ----------  ----------  ----------
                                                   --        1,036     (78,691)
                                            ----------  ----------  ----------
Income (Loss) Before Provision (Benefit)
 for Income Taxes..........................     46,565      74,576    (117,586)
  Provision (benefit) for income taxes.....        --          --          --
                                            ----------  ----------  ----------
    Net Income (Loss)...................... $   46,565  $   74,576  $ (117,586)
                                            ==========  ==========  ==========
Per Share of Common Stock:
  Income (Loss) before discontinued
   operations.............................. $     0.96  $     1.50  $    (0.82)
  Discontinued operations..................        --         0.02       (1.65)
                                            ----------  ----------  ----------
    Net Income (Loss)...................... $     0.96  $     1.52  $    (2.47)
                                            ==========  ==========  ==========
Weighted Average Shares Outstanding........ 48,544,000  48,988,000  47,587,000
                                            ==========  ==========  ==========

  The accompanying notes are an integral part of these consolidated financial statements.

                        MGM GRAND, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                         AS OF DECEMBER 31,
                                                        ----------------------
                                                           1995        1994
                                                        ----------  ----------
                                                           (IN THOUSANDS,
                                                          EXCEPT PER SHARE
                                                                DATA)
                        ASSETS
Current Assets:
  Cash and cash equivalents............................ $  110,017  $   75,859
  Accounts receivable, net.............................     78,559      95,432
  Prepaid expenses.....................................     12,657      13,431
  Inventories..........................................     10,982       9,641
  Notes receivable.....................................        529      14,325
                                                        ----------  ----------
    Total current assets...............................    212,744     208,688
                                                        ----------  ----------
Property and Equipment, net............................    903,906     880,023
                                                        ----------  ----------
Other Assets:
  Investment in unconsolidated affiliates..............     53,611      10,955
  Deposits.............................................     16,340       2,434
  Excess of purchase price over fair market value of
   net assets acquired, net............................     40,662         --
  Other assets, net....................................     54,959      51,411
                                                        ----------  ----------
    Total other assets.................................    165,572      64,800
                                                        ----------  ----------
                                                        $1,282,222  $1,153,511
                                                        ==========  ==========
         LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Accounts payable..................................... $   20,746  $   29,306
  Current obligation, capital leases...................      2,170       2,145
  Accrued interest on long term debt...................      9,368       9,429
  Other accrued liabilities............................     87,146      83,251
                                                        ----------  ----------
    Total current liabilities..........................    119,430     124,131
                                                        ----------  ----------
Deferred Revenues......................................      8,568       8,505
Deferred Income Taxes..................................      8,134       5,942
Long Term Obligation, Capital Leases...................     10,443      12,554
Long Term Debt.........................................    551,099     473,000
Commitments and Contingencies
Stockholders' Equity:
  Common Stock ($.01 par value, 75,000,000 shares
   authorized, 48,774,856 and 50,651,016 shares
   issued).............................................        488         507
  Capital in excess of par value.......................    623,489     663,186
  Note receivable stock sale...........................    (10,000)        --
  Common stock in treasury (2,726,506 shares at
   December 31, 1994)..................................        --      (57,264)
  Retained earnings (deficit)..........................    (30,485)    (77,050)
  Currency translation adjustment......................      1,056         --
                                                        ----------  ----------
    Total stockholders' equity.........................    584,548     529,379
                                                        ----------  ----------
                                                        $1,282,222  $1,153,511
                                                        ==========  ==========

  The accompanying notes are an integral part of these consolidated financial statements.

                        MGM GRAND, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                               FOR THE YEARS ENDED DECEMBER
                                                            31,
                                               -------------------------------
                                                 1995       1994       1993
                                               ---------  ---------  ---------
                                                      (IN THOUSANDS)
Cash Flows From Operating Activities:
 Net income (loss)............................ $  46,565  $  74,576  $(117,586)
 Adjustments to reconcile net income (loss) to
  net cash from operating activities:
  Gain on sale of airline.....................       --      (8,048)       --
  Aircraft carrying value adjustment..........       --         --      68,948
  Amortization of debt offering costs.........     3,308      3,858      1,312
  Depreciation and amortization...............    55,419     44,433      8,018
  Aircraft overhaul amortization..............       --         --       1,993
  Provision for doubtful accounts and
   discounts..................................    57,683     44,181      3,855
  Change in assets and liabilities:
   Accounts receivable........................   (40,395)   (93,311)   (33,724)
   Inventories................................    (3,784)    (4,574)   (12,508)
   Prepaid expenses...........................     2,589     (1,677)   (10,536)
   Deferred income taxes......................    (2,034)       --         --
   Accounts payable, accrued liabilities and
    other.....................................    (5,863)    35,023     52,632
   Currency translation adjustment............     1,056        --         --
                                               ---------  ---------  ---------
    Net cash from operating activities........   114,544     94,461    (37,596)
                                               ---------  ---------  ---------
Cash Flows From Investing Activities:
 Purchases of property and equipment, net.....   (37,447)   (65,976)  (480,054)
 Acquisition of MGM Grand Australia...........   (71,942)       --         --
 Dispositions of property and equipment, net..       488        691        684
 Change in construction payables..............    (3,915)   (92,740)    64,548
 Notes receivable.............................    13,796        --         --
 Deposits and other assets....................   (67,014)   (34,930)     2,141
                                               ---------  ---------  ---------
    Net cash from investing activities........  (166,034)  (192,955)  (412,681)
                                               ---------  ---------  ---------
Cash Flows From Financing Activities:
 Borrowings from (repayments to) banks and
  others......................................    78,099    (10,000)    10,000
 Borrowings under line of credit..............    15,000        --         --
 Repayment of line of credit..................   (15,000)       --         --
 Issuance of common stock.....................     7,549        822     71,619
 Repurchase of common stock...................       --     (27,774)       --
                                               ---------  ---------  ---------
    Net cash from financing activities........    85,648    (36,952)    81,619
                                               ---------  ---------  ---------
Net Increase (Decrease) In Cash And Cash
 Equivalents..................................    34,158   (135,446)  (368,658)
Cash And Cash Equivalents At Beginning Of
 Year.........................................    75,859    211,305    579,963
                                               ---------  ---------  ---------
Cash And Equivalents At End Of Year........... $ 110,017  $  75,859  $ 211,305
                                               =========  =========  =========

  The accompanying notes are an integral part of these consolidated financial statements.

                        MGM GRAND, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

              FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

                           COMMON            CAPITAL IN    NOTE              RETAINED    CURRENCY       TOTAL
                            STOCK     COMMON EXCESS OF  RECEIVABLE TREASURY  EARNINGS   TRANSLATION STOCKHOLDERS'
                         OUTSTANDING  STOCK  PAR VALUE  STOCK SALE  STOCK    (DEFICIT)  ADJUSTMENT     EQUITY
                         -----------  ------ ---------- ---------- --------  ---------  ----------- -------------
                                                     (DOLLAR AMOUNTS IN THOUSANDS)
Balance at December 31,
 1992................... 46,803,271    $485   $589,827   $    --   $(29,490) $ (34,040)   $  --       $ 526,782
 Issuance of common
  stock.................  1,955,000      20     70,604        --        --         --        --          70,624
 Issuance of common
  stock pursuant to
  employee
  stock options.........     86,560       1        994        --        --         --        --             995
 Adjustments to net sale
  proceeds in excess of
  Desert Inn assets
  sold..................        --      --         940        --        --         --        --             940
 Net loss...............                                                     $(117,586)                (117,586)
                         ----------    ----   --------   --------  --------  ---------    ------      ---------
Balance at December 31,
 1993................... 48,844,831     506    662,365        --    (29,490)  (151,626)      --         481,755
 Issuance of common
  stock pursuant to
  employee
  stock options.........     71,479       1        821        --        --         --        --             822
 Repurchase of common
  stock.................   (991,800)    --         --         --    (27,774)       --        --         (27,774)
 Net income.............        --      --         --         --        --      74,576       --          74,576
                         ----------    ----   --------   --------  --------  ---------    ------      ---------
Balance at December 31,
 1994................... 47,924,510     507    663,186        --    (57,264)   (77,050)      --         529,379
 Issuance of common
  stock for note
  receivable............    618,557     --         --     (15,000)   15,000        --        --             --
 Payment received from
  note receivable.......        --      --         --       5,000       --         --        --           5,000
 Issuance of common
  stock pursuant to
  employee
  stock options.........    231,789       2      2,546        --        --         --        --           2,548
 Retirement of treasury
  stock.................        --      (21)   (42,243)       --     42,264        --        --             --
 Net income.............        --      --         --         --        --      46,565       --          46,565
 Currency translation
  adjustment............        --      --         --         --        --         --      1,056          1,056
                         ----------    ----   --------   --------  --------  ---------    ------      ---------
Balance at December 31,
 1995................... 48,774,856    $488   $623,489   $(10,000) $    --   $ (30,485)   $1,056      $ 584,548
                         ==========    ====   ========   ========  ========  =========    ======      =========


  The accompanying notes are an integral part of these consolidated financial statements.

                       MGM GRAND, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION AND BASIS OF PRESENTATION

  MGM Grand, Inc. (the "Company") is a Delaware corporation incorporated on January 29, 1986. As of December 31, 1995, approximately 74% of the outstanding shares of the Company's common stock was owned by Kirk Kerkorian and Tracinda Corporation ("Tracinda"), a Nevada corporation wholly-owned by Kirk Kerkorian.

  Through its wholly-owned subsidiary, MGM Grand Hotel, Inc. ("MGM Grand Hotel"), the Company owns and operates the MGM Grand Hotel/Casino ("MGM Grand Las Vegas"), a fully integrated hotel/casino and entertainment complex in Las Vegas, Nevada. MGM Grand Las Vegas commenced operations on December 18, 1993.

  Through its wholly-owned subsidiary, MGM Grand Australia Pty Ltd., the Company owns and operates the MGM Grand Diamond Beach Hotel/Casino in Darwin, Australia ("MGM Grand Australia"), a hotel/casino resort. The results of operations of MGM Grand Australia are included from September 7, 1995, the date of acquisition (see Note 15).

  On December 28, 1994, the Company and Primadonna Resorts, Inc. ("Primadonna") executed definitive agreements for the formation of New York-New York Hotel, LLC ("NYNY Hotel"), a 50% joint venture between the Company and Primadonna. The Company and Primadonna will jointly and equally own, develop and operate NYNY Hotel, a themed hotel/casino, with an approximate cost of $460,000,000, including construction costs, preopening costs and capitalized interest. The project is located on the northwest corner of Tropicana Avenue and Las Vegas Boulevard, across from MGM Grand Las Vegas. Groundbreaking occurred on March 30, 1995. The plans for NYNY Hotel call for the destination resort to include approximately 2,035 hotel rooms, a casino, themed entertainment attractions, restaurants and retail outlets.

  The Company and Bally's Las Vegas completed their joint development of the elevated monorail linking MGM Grand Las Vegas with the corner of Flamingo Road and the Las Vegas Strip. The monorail is a one-mile, high-capacity, transit-grade system which cost approximately $25,000,000. The project costs were shared equally with Bally's. The system began operations on June 14, 1995.

  The Company operated MGM Grand Air, a scheduled and charter airline service, through its wholly-owned subsidiary, MGM Grand Air, Inc., from September 1987 until December 31, 1994, when MGM Grand Air was sold (see Note 16).

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

  a. Principles of Consolidation--The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Investments in unconsolidated affiliates which are 50% or less owned are accounted for under the equity method. Significant intercompany accounts are eliminated in consolidation.

  b. Management's Use of Estimates--The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  c. Cash and Cash Equivalents--Cash and cash equivalents consist of investments in bank certificates of deposit and other interest bearing instruments with original maturities of 90 days or less. Such investments are carried at cost, which approximate market value.

                       MGM GRAND, INC. AND SUBSIDIARIES

  d. Receivables--Receivables are due within one year and are recorded net of amounts estimated to be uncollectible.

  e. Inventories--Inventories are stated at the lower of cost or market, which is determined generally by the FIFO method.

  f. Property and Equipment--Property and equipment are stated at cost. Maintenance, repairs and renewals that neither materially add to the value of the property nor appreciably prolong its life are charged to expense as incurred. The Company capitalized interest during the period that MGM Grand Las Vegas was under construction, as well as during periods for other major construction projects. Gains or losses on dispositions of property and equipment are included in the determination of income. Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the assets as follows:

   Buildings..................................................... 15 to 40 years
   Furniture, fixtures and equipment.............................   3 to 7 years
   Land improvements.............................................       10 years
   Leasehold improvements........................................  5 to 20 years

  g. Excess of Purchase Price Over Fair Market Value of Net Assets Acquired-- The excess of purchase price over fair market value of net assets acquired are amortized on a straight-line basis over 40 years.

  h. Other Assets--The estimated cost of normal hotel operating quantities (base-stock) of china, silverware, glassware, linen and utensils is recorded as an asset and is not depreciated. Costs of base-stock replacements are expensed as incurred. Direct costs incurred related to the sale of common stock to the public were charged against common stock proceeds at the time of the sale. Direct costs related to the debt offering and bank financing are being deferred and amortized over the debt repayment periods. Organizational costs are amortized on a straight-line basis over 60 months.

  i. Revenue Recognition--Casino revenue is the aggregate of gaming wins less losses. Through the date of sale of MGM Grand Air on December 31, 1994, passenger ticket sales and aircraft charter sales were recognized as revenue when the transportation was rendered. Tickets sold but not used are refundable and are included in other accrued liabilities.

  j. Promotional Allowances--The retail value of accommodations, food, beverages, and other services furnished to hotel/casino guests without charge is included in gross revenue and then deducted as promotional allowances. The estimated retail value of these promotional allowances was $55,975,000, $51,622,000 and $3,053,000 for the years ended December 31, 1995, 1994 and
1993, respectively. The estimated cost of providing such promotional allowances was included in casino expenses as follows:

                                                       YEARS ENDED DECEMBER 31,
                                                       --------------------------
                                                         1995     1994    1993
                                                       -------- -------- --------
                                                            (IN THOUSANDS)
   Rooms.............................................. $  8,512 $  7,809 $   659
   Food and beverage..................................   23,588   24,115   1,170
   Other..............................................    3,804    5,176      84
                                                       -------- -------- -------
                                                       $ 35,904 $ 37,100 $ 1,913
                                                       ======== ======== =======

                       MGM GRAND, INC. AND SUBSIDIARIES

  k. Hotel Preopening Expenses--Hotel preopening expenses include direct salaries and other costs incurred during the period prior to commencement of operations of MGM Grand Las Vegas. Such costs were expensed in 1993 upon opening of the facility.

  l. Income Taxes--The Company adopted statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" effective January 1, 1993 (see Note 14).

  m. Currency Translation--Assets and liabilities denominated in Australian dollars are translated into U.S. dollars at year end exchange rates, and related gains and losses, net of applicable deferred income taxes, are reflected in stockholders' equity.

  n. Net Income (Loss) Per Common Share--Net income (loss) per common share has been computed based upon the weighted average number of shares of common stock and common stock equivalents, if dilutive, outstanding during each year (48,544,000 in 1995, 48,988,000 in 1994, and 47,587,000 in 1993).

  Supplementary unaudited information--On a supplemental unaudited basis, net income per share assuming defeasance of the First Mortgage Notes as described in the Registration Statement, would have been $.69 per share for the year ended December 31, 1995.

  o. Reclassifications--Certain reclassifications have been made to conform the prior year with the current year presentation.


NOTE 3. STATEMENTS OF CASH FLOWS

  The following supplemental disclosures are provided for the Consolidated Statements of Cash Flows:

                                                      YEARS ENDED DECEMBER 31,
                                                      --------------------------
                                                        1995     1994    1993
                                                      -------- -------- --------
                                                           (IN THOUSANDS)
   Cash payments made for:
     Interest, net of amounts capitalized............ $ 55,750 $ 58,975 $ 3,535
                                                      ======== ======== =======
     State and federal taxes......................... $    620 $    755 $   203
                                                      ======== ======== =======

  On June 5, 1995, the Company retired all remaining shares of common stock held in Treasury, which thereupon resumed the status of authorized unissued shares, in a non-cash transaction in the amount of $42,264,000.

  In 1993, the Company acquired property and equipment with capital leases totalling $15,423,000. During the same year, amortization of deferred bond offering costs of $1,705,000 was capitalized to property and equipment as a component of the total capitalized interest. In addition, $940,000 was credited in 1993 to Capital in Excess of Par Value in connection with the 1991 sale of the Desert Inn Hotel/Casino.

                       MGM GRAND, INC. AND SUBSIDIARIES

NOTE 4. ACCOUNTS RECEIVABLE

  Components of receivables were as follows:

                                                              AT DECEMBER 31,
                                                             ------------------
                                                               1995      1994
                                                             --------  --------
                                                              (IN THOUSANDS)
   Casino................................................... $ 98,878  $ 97,254
   Hotel....................................................   12,509    14,194
   Other....................................................      246     1,608
                                                             --------  --------
                                                              111,633   113,056
   Less: Allowance for doubtful accounts and discounts......  (33,074)  (17,624)
                                                             --------  --------
                                                             $ 78,559  $ 95,432
                                                             ========  ========

  Credit is issued in exchange for gaming chips at MGM Grand Las Vegas as permitted by the regulations of the Nevada Gaming Commission and the Nevada State Gaming Control Board. The Company extends credit to certain casino patrons, a substantial portion of whom reside in countries other than the United States, following evaluation of credit worthiness. The Company maintains an allowance for doubtful accounts and discounts which is based on management's estimate of the amount expected to be uncollectible considering historical experience and the information management obtains regarding the credit worthiness of the customer. The collectibility of these receivables could be affected by future business or economic trends or other significant events in the countries in which such customers reside. Although management believes the allowance is adequate, it is possible that the estimated amount of cash collections with respect to the casino accounts receivable could change.

NOTE 5. PROPERTY AND EQUIPMENT

  Property and equipment consisted of the following:

                                                             AT DECEMBER 31,
                                                            ------------------
                                                              1995      1994
                                                            --------  --------
                                                             (IN THOUSANDS)
   Land.................................................... $ 99,625  $ 90,567
   Buildings and improvements..............................  669,227   621,835
   Equipment, furniture, fixtures and leasehold improve-
    ments..................................................  202,508   194,756
   Equipment under capital lease...........................   17,836    17,793
   Construction in progress................................    7,772       615
                                                            --------  --------
                                                             996,968   925,566
   Less: Accumulated depreciation and amortization.........  (93,062)  (45,543)
                                                            --------  --------
                                                            $903,906  $880,023
                                                            ========  ========

                       MGM GRAND, INC. AND SUBSIDIARIES

NOTE 6. INVESTMENTS IN UNCONSOLIDATED AFFILIATES

  Investments in unconsolidated affiliates consisted of the following:

                                                                AT DECEMBER 31,
                                                                ---------------
                                                                 1995    1994
                                                                ------- -------
                                                                (IN THOUSANDS)
   New York-New York Hotel, LLC................................ $40,938 $ 1,455
   MGM Grand-Bally's Monorail, LLC.............................  12,673   9,500
                                                                ------- -------
                                                                $53,611 $10,955
                                                                ======= =======

NOTE 7. OTHER ACCRUED LIABILITIES

  Other accrued liabilities consisted of the following:

                                                                AT DECEMBER 31,
                                                                ---------------
                                                                 1995    1994
                                                                ------- -------
                                                                (IN THOUSANDS)
   Accrued salaries and related................................ $29,856 $28,740
   Casino front money..........................................  21,279  28,010
   Casino chip liability.......................................   5,831   3,943
   Advance deposits............................................   5,113   3,521
   Accrued gaming taxes........................................   4,168   2,339
   Other liabilities...........................................  20,899  16,698
                                                                ------- -------
                                                                $87,146 $83,251
                                                                ======= =======

NOTE 8. LONG TERM DEBT

  Long term debt consisted of the following:

                                                               AT DECEMBER 31,
                                                              -----------------
                                                                1995     1994
                                                              -------- --------
                                                               (IN THOUSANDS)
   11 3/4% First Mortgage Notes due May 1, 1999.............. $220,000 $220,000
   12% First Mortgage Notes due May 1, 2002..................  253,000  253,000
   Australian Hotel/Casino Loan due December 1, 2000.........   78,099      --
                                                              -------- --------
                                                               551,099  473,000
   Less: Current Maturities..................................      --       --
                                                              -------- --------
                                                              $551,099 $473,000
                                                              ======== ========

  Total interest incurred during 1995, 1994, and 1993 was $63,646,000, $61,927,000, and $59,472,000, respectively, of which $4,317,000 and
$52,876,000 was capitalized in 1995 and 1993, respectively. In 1994, the Company did not capitalize any interest.

  The First Mortgage Notes Indenture contains various restrictive covenants including the maintenance of certain financial ratios and limitations on additional debt, dividends, stock repurchases, disposition of assets, mergers and similar transactions. At December 31, 1995, MGM Grand Hotel, Inc. was limited to dividend payments of approximately $51,000,000 to the Company. Based on the quoted market value of the First Mortgage Notes at December 31, 1995 and 1994, the fair value of the First Mortgage Notes was $512,999,000 and $513,081,000, respectively.

                       MGM GRAND, INC. AND SUBSIDIARIES

  On September 7, 1995, the Company completed the acquisition of the Diamond Beach Hotel/Casino in Darwin, Australia (see Note 15). The acquisition cost was financed by an Australian bank facility which provides a total availability of approximately $78,099,000 and includes funding for general corporate purposes. Interest on the facility is based on the bank reference rate or Eurodollar rate. The loan agreement contains various restrictive covenants on MGM Grand Australia and the Company, including the maintenance of certain financial ratios and limitations on additional debt, dividends, and disposition of assets. It also restricts acquisitions and similar transactions. The facility matures in December 2000. The indebtedness has been wholly guaranteed by the Company.

  Maturities of the Company's long term debt are as follows:

   YEAR ENDING DECEMBER 31,
   ------------------------                                     (IN THOUSANDS)
   1996........................................................    $    --
   1997........................................................      67,087
   1998........................................................      67,087
   1999........................................................     125,806
   2000........................................................     101,370
   Thereafter..................................................     189,749
                                                                   --------
                                                                   $551,099
                                                                   ========

  On September 20, 1995, NYNY Hotel (see Note 1) completed its bank financing for up to $225,000,000. The non-revolving construction line of credit converts to a reducing revolver upon completion of construction and commencement of operations. The Company and Primadonna have guaranteed completion of the project as a condition to facility availability, and have executed a joint and several unlimited Keep-Well Agreement which provides that in the event of insufficient bank loan ratios by NYNY Hotel, the partners will make cash infusions which are sufficient to bring NYNY Hotel into compliance with covenants.

  On June 16, 1993, Grand Laundry, Inc., a wholly-owned subsidiary of MGM Grand Hotel, Inc. obtained a $10,000,000 loan from a financial institution for a laundry facility. The loan was paid off on December 27, 1994.

  On May 14, 1992, the Company secured a commitment from several banks for a $60,000,000 line of credit for MGM Grand Las Vegas. The facility became available on November 18, 1993, and expires on December 31, 1999. The Company incurs a commitment fee ranging up to .5% for the unused portion of the line of credit. No amounts were outstanding under the line of credit during 1994. During 1995, the Company borrowed and repaid $15,000,000 under the bank line of credit, and as of December 31, 1995, no amounts were outstanding under the facility.

NOTE 9. COMMITMENTS AND CONTINGENCIES

  The Company and its subsidiaries leased buildings and equipment under non-cancelable operating lease agreements which expire through the year 2000. The leases generally provide that the Company pay taxes, insurance and maintenance expense related to the leased assets.

                       MGM GRAND, INC. AND SUBSIDIARIES

  At December 31, 1995, the Company was obligated under non-cancelable operating leases and capital leases to make future minimum lease payments as follows:

                                                              OPERATING CAPITAL
   YEAR ENDING DECEMBER 31,                                    LEASES   LEASES
   ------------------------                                   --------- -------
                                                               (IN THOUSANDS)
   1996......................................................  $ 3,512  $ 3,194
   1997......................................................    3,163    3,465
   1998......................................................    5,588    2,836
   1999......................................................    1,403    2,872
   2000......................................................    1,926    1,549
   Thereafter................................................   15,518    1,500
                                                               -------  -------
   Total Minimum Lease Payment...............................  $31,110   15,416
                                                               =======  -------
   Amount Representing Interest..............................            (2,803)
                                                                        -------
   Total Obligation Under Capital Leases.....................            12,613
   Less: Amount due within one year..........................            (2,170)
                                                                        -------
   Amount due after one year.................................           $10,443
                                                                        =======

  Rental expense on the above noted non-cancelable operating leases was $3,552,000, $12,225,000 and $1,152,000 for the years ended December 31, 1995,
1994 and 1993, respectively.

  Through the date of sale of the airline on December 31, 1994 (see Note 16), MGM Grand Air had a lease with the City of Los Angeles Department of Airports covering terminal facilities at Los Angeles International Airport. The lease was transferred with the sale of the airline.

  In 1993, the Company entered into a three-year operating lease for hotel/casino and theme park equipment in the amount of $48,000,000, with quarterly lease payments of approximately $2,500,000. In December 1994 and January 1995, the Company terminated the lease and purchased the equipment for approximately $42,000,000. In addition, during 1993, the Company entered into capital leases for hotel/casino and theme park equipment in the amount of $15,423,000.

NOTE 10. STOCKHOLDERS' EQUITY

  On August 17, 1993, the Company completed a common stock public offering. Total common stock issued at completion of the offering was 1,955,000 shares at a price of $37.75 per share, resulting in net proceeds of approximately $70,600,000. The Company allocated such funds for general corporate purposes including additions to property, plant, and equipment, and the exploration of other expansion opportunities.

  On May 24, 1995, and as amended on November 27, 1995, the Company and MGM Grand Hotel, Inc. entered into a Promotion Agreement with Don King Productions, Inc. ("DKP"), pursuant to which, among other things: (i) MGM Grand Hotel, Inc. has the exclusive right to present six of Mike Tyson's first seven fights; (ii) MGM Grand Hotel, Inc. made a non-interest bearing working capital advance of $15,000,000 to DKP, to be repaid on January 25, 1998; (iii) the Company sold DKP 618,557 treasury shares of the Company's Common Stock for $15,000,000, evidenced by a non-interest bearing promissory note to be repaid in three $5,000,000 installments out of the proceeds of each of the first three Tyson fights which occur in the MGM Grand Garden or at another site selected by MGM Grand Hotel, Inc.; (iv) the Company guaranteed to DKP that the market value of the shares will equal or exceed $30,000,000 ($48.50 per share) as of January 25, 1998; and (v) the Company and DKP

                       MGM GRAND, INC. AND SUBSIDIARIES
entered into security agreements and a registration rights agreement with respect thereto. Through December 31, 1995, one fight had occurred pursuant to the agreement, and accordingly, the Company expensed approximately $2,600,000, representing the accumulated per fight amortization of the difference between the guaranteed share price and the market price of $23.00 at December 31, 1995. Further, at December 31, 1995, the total cash requirement of the guarantee would be approximately $15,800,000. The remaining balance outstanding of $10,000,000 on the non-interest bearing promissory note is reflected as note receivable stock sale and is included as a reduction to stockholders' equity.

  As of December 31, 1993, the Company had 1,734,706 shares of its common stock held in treasury. On March 9, 1994, the Company announced that it intended to acquire in open market purchases as many as 1,000,000 shares of its common stock. Through December 31, 1994, the Company had acquired 991,800 shares of its common stock. No further purchases of shares have been made or are anticipated. On June 5, 1995, the Company retired all of the remaining 2,107,949 shares of common stock held in treasury, which thereupon resumed the status of authorized but unissued shares.

NOTE 11. STOCK OPTION PLAN

  The Company has adopted a nonqualified stock option plan and an incentive stock plan which provides for the granting of stock options pursuant to applicable provisions of the Internal Revenue Code and regulations. The aggregate options available under the plans are 5,000,000 shares.

  In 1995, 1,985,250 options were granted at exercise prices ranging from $24.00 to $30.25 pursuant to the nonqualified plan. During 1995, 231,789 nonqualified stock options were exercised at prices ranging from $10.75 to $12.00. At December 31, 1995, 3,106,232 options at exercise prices ranging from $10.25 to $30.25 were outstanding of which 448,769 were exercisable. During the year, certain stock options were amended to reduce the per share exercise prices to $26.00 (the market price on the date of amendment) from exercise prices ranging from $26.25 to $32.50.

  In 1994, 273,750 options were granted at exercise prices ranging from $24.25 to $32.50 pursuant to the nonqualified plan. During 1994, 71,479 nonqualified stock options were exercised at $11.50 each. At December 31, 1994, 1,875,850 options at exercise prices ranging from $10.25 to $32.50 were outstanding of which 435,901 were exercisable.

  In 1993, 491,100 options were granted at exercise prices ranging from $19.13 to $40.75 pursuant to the nonqualified plan. During 1993, 86,560 stock options were exercised at $11.50 each. At December 31, 1993, 1,792,100 options at exercise prices ranging from $10.25 to $40.75 were outstanding of which 317,000 were exercisable.

  The Company has agreements with eight executives which provide that, upon a change of control, any unvested stock options covered by such agreements become exercisable. The total number of stock options subject to such agreements is 1,975,000, of which 1,500,000 options become immediately exercisable, and the remaining 475,000 options become exercisable if employment status is diminished within twelve months following a change in control.

  The plans are administered by a compensation and stock option committee of the Company's board of directors. Salaried officers and other key employees of the Company and its subsidiaries are eligible to receive options. The exercise price in each instance is 100% of the fair market value of the Company's common stock on the date of grant. The options generally have ten-year terms and are exercisable in four annual installments.

                       MGM GRAND, INC. AND SUBSIDIARIES

  The Financial Accounting Standards Board issued its Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," which is effective for fiscal years beginning after December 15, 1995. This statement recommends that the Company account for its stock option plans by recognizing the fair value of stock options granted over the vesting period of the option. If the Company does not change its accounting policy, the statement requires, at a minimum, that the Company disclose the pro forma impact on net income and earnings per share as though the recommended accounting method had been used. The Company has determined that it will not change from its current method of accounting for stock options, but it will make the required disclosures in the future.

NOTE 12. EMPLOYEE PENSION AND SAVINGS PLANS

  Effective February 1993, MGM Grand Hotel, Inc. adopted a 401(k) employee savings plan for all full time employees not a part of a bargaining unit. The savings plan allows participants to defer, on a pretax basis, a portion of their salary and accumulate tax deferred earnings as a retirement fund. MGM Grand Hotel, Inc. matches 25% of employee contributions up to a maximum of 1% of a participating employee's eligible gross wages. Additionally, MGM Grand Hotel, Inc. makes contributions to the employees' savings plan based on length of service which vest over a five year period. For the periods ended December 31, 1995 and 1994, MGM Grand Hotel, Inc. contributions under this arrangement were $3,189,000 and $3,361,000, respectively.

  Effective November 1994, the Company and MGM Grand Hotel, Inc. adopted a Nonqualified Deferred Retirement Plan for certain key employees not a part of a collective bargaining unit. The Nonqualified Deferred Retirement Plan allows participants to defer, on a pretax basis, a portion of their salary and accumulate tax deferred earnings, plus interest, as a retirement fund. These deferrals are in addition to those allowed under the MGM Grand Hotel, Inc. 401(k) savings plan. All deferred amounts vest immediately. There are no employer matching contributions made under this plan. The full amount vested in a participant's account will be distributed to a participant following termination of employment, normal retirement or in the event of disability or death.

  Effective with the September 1995 acquisition of the Diamond Beach Hotel and Casino by MGM Grand Australia Pty Ltd., (see Notes 1 and 15), an Australian employee retirement fund was acquired. The fund is subject to the Superannuation Industry (Supervision) Act of 1993, imposing a legal obligation on MGM Grand Australia to contribute to all employees. MGM Grand Australia maintains two categories for the plan, depending on employment status: category (A) for executive employees and category (B) for staff. Death and Disablement benefits are provided for all members; however, category (A) members receive increased coverages under both benefits. MGM Grand Australia contributes 6% of salary to satisfy the Superannuation Guarantee Legislation, and allows participants to defer, on a pretax basis, a portion of their salary (minimum 3%) and accumulate tax deferred earnings as a retirement fund. The full amount vested in members' retirement accounts is payable to the member following termination of employment, or normal retirement. For the period since acquisition on September 7, 1995, to December 31, 1995, MGM Grand Australia contributions under these arrangements were $64,000 and $221,000 for the executive employees and staff, respectively.

  Through the date of sale of the airline on December 31, 1994, MGM Grand Air maintained a noncontributory 401(k) employee savings plan for employees not a part of a bargaining unit. This savings plan allowed participants to defer, on a pretax basis, a portion of their salary and accumulate tax deferred earnings as a retirement fund. Administration of the savings plan was assumed by the purchaser of the airline.

                       MGM GRAND, INC. AND SUBSIDIARIES

NOTE 13. COMPANY RESTRUCTURING PLAN

  On August 1, 1995, the Company announced details of a comprehensive restructuring plan designed to reduce costs and improve efficiency of operations at MGM Grand Las Vegas. This restructuring resulted in a one-time charge against earnings in the third quarter of 1995 totalling $5,942,000, primarily related to employee severance payments.

NOTE 14. INCOME TAXES

  The Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109") for the year ended December 31, 1993. The impact of adopting this new standard was not material to the consolidated financial statements of the Company for 1993.

  SFAS 109 requires the recognition of deferred tax assets, net of applicable reserves, related to net operating loss carryforwards and certain temporary differences. The standard requires recognition of a future tax benefit to the extent that realization of such benefit is more likely than not. Otherwise, a valuation allowance is applied. At December 31, 1995, the Company determined that $18,013,000 of tax benefits did not satisfy the recognition criteria set forth in the standard. Accordingly, a valuation allowance was recorded for the applicable deferred tax assets.

  The provision (benefit) for income taxes for the years ended December 31, 1995, 1994 and 1993, is as follows:

                                                      YEARS ENDED DECEMBER 31,
                                                      ----------------------------
                                                        1995      1994     1993
                                                      ---------  -------- --------
                                                           (IN THOUSANDS)
   Current--Federal.................................. $   2,034  $   575  $  --
   Deferred--Federal.................................    (2,034)    (575)    --
                                                      ---------  -------  ------
     Total........................................... $     --   $   --   $  --
                                                      =========  =======  ======

  Reconciliation of the Federal income tax rate and the Company's effective tax rate is as follows:

                                                    YEARS ENDED DECEMBER 31,
                                                   ----------------------------
                                                     1995      1994      1993
                                                   --------  --------  --------
                                                         (IN THOUSANDS)
   Federal income tax rate........................       35%       35%       35%
   Changes in valuation allowance.................      (35)      (35)      --
   Net operating loss--no benefit recorded........      --        --        (35)
                                                   --------  --------  --------
   Effective tax rate.............................      -- %      -- %      -- %
                                                   ========  ========  ========

                       MGM GRAND, INC. AND SUBSIDIARIES

  As of December 31, 1995, after having given effect to SFAS 109, the major tax effected components of the Company's net deferred tax liability are as follows:

                                                          AS OF DECEMBER 31,
                                                          --------------------
                                                            1995       1994
                                                          ---------  ---------
                                                            (IN THOUSANDS)
   Deferred Tax Asset
     Net operating loss carryforward..................... $  45,871  $  45,559
     Bad debt reserve....................................     8,034      6,302
     Hotel preopening expenses...........................     8,860     12,448
     Accruals, reserves and other........................     3,479      1,924
     Tax credit carryforwards............................     5,606      1,410
                                                          ---------  ---------
                                                             71,850     67,643
   Less: Valuation allowance.............................   (18,013)   (32,150)
                                                          ---------  ---------
                                                             53,837     35,493
                                                          ---------  ---------
   Deferred Tax Liability
     Depreciation and amortization.......................   (58,499)   (37,963)
     Capitalized interest................................    (3,472)    (3,472)
                                                          ---------  ---------
       Total deferred tax liability......................   (61,971)   (41,435)
                                                          ---------  ---------
   Net Deferred Tax Liability............................ $  (8,134) $  (5,942)
                                                          =========  =========

  At December 31, 1995, the Company had a tax return net operating loss carryforward of approximately $131,000,000 which will expire as follows:

                                                                  NET OPERATING
   YEAR OF EXPIRATION                                             LOSS CARRYWARD
   ------------------                                             --------------
                                                                  (IN THOUSANDS)
   2006..........................................................    $ 14,500
   2007..........................................................       9,900
   2008..........................................................      28,100
   2009..........................................................      22,800
   2010..........................................................      55,700
                                                                     --------
                                                                     $131,000
                                                                     ========

  In addition, the Company has an alternative tax credit carryforward of $3,400,000 which does not expire, and a general business tax credit carryforward of $2,206,000 which expires in different periods through 2010.

                       MGM GRAND, INC. AND SUBSIDIARIES

NOTE 15. AUSTRALIAN CASINO ACQUISITION

  On September 7, 1995, the Company, through its wholly owned subsidiary, MGM Grand Australia, Pty Ltd., completed the acquisition of the Diamond Beach Hotel/Casino in Darwin, Australia, for approximately U.S. $75,971,000, subject to certain adjustments. The acquisition costs include $59,972,000 for the purchase of stock and $14,200,000 of debt assumption, and debt and organization costs of $1,799,000. In addition, on October 24, 1995, the Company expended approximately $3,774,000 to acquire the remaining 14.3% interest not already owned in the Territory Property Trust, which owns the land and buildings of MGM Grand Australia. MGM Grand Australia is located on 18 acres of beachfront property on the north central coast of Australia. The resort includes a public and private casino, 97 rooms and suites, restaurants, and other facilities. The Company financed the acquisition through an Australian bank facility (see Note 8). The acquisition was accounted for using the purchase method, whereby the assets acquired were recorded at their fair market values. The purchase price allocation is as follows:

                                                                  (IN THOUSANDS)
   Cash.........................................................     $ 7,803
   Property, plant and equipment................................      36,088
   Excess of purchase price over fair market value of net assets
    acquired....................................................      40,980
   Deferred income taxes........................................      (4,226)
   Net liabilities..............................................        (900)
                                                                     -------
                                                                     $79,745
                                                                     =======

  Concurrent with the closing of the transaction on September 7, 1995, the Company granted to certain of the sellers an option to acquire 22.5% of the stock of the Company's Australian subsidiary. The option, which was granted for a nominal consideration, is exercisable at any time during the third and fourth years following the closing, at an exercise price of approximately $14,400,000 subject to certain adjustments. The option holders also granted to the Company a two-year option to purchase 25% interests in each of Aspinall's Club in London, U.K., and Aspinall Casino SA in Le Touquet, France, with an exercise price in each case based on the amount of the owners' respective investments in such casinos.

NOTE 16. DISCONTINUED OPERATIONS/SALE OF MGM GRAND AIR

  On December 31, 1994, MGM Grand, Inc. completed the sale of MGM Grand Air for a note receivable totalling approximately $14,325,000, realizing a pretax gain of $8,048,000. As of December 31, 1995, the principal on the Note had been reduced to approximately $432,000.

  Prior year operating results of MGM Grand Air have been accounted for as discontinued operations, and such financial statements have been restated. Summary operating results of discontinued operations, excluding the above noted gain, are as follows:

                                                             FOR THE YEARS
                                                          ENDED DECEMBER 31,
                                                        -----------------------
                                                           1994        1993
                                                        ----------- -----------
   Revenues............................................ $19,535,000 $20,784,000
   Reduction in aircraft carrying value................ $       --  $68,948,000
   Operating loss...................................... $ 7,012,000 $78,691,000

                       MGM GRAND, INC. AND SUBSIDIARIES

NOTE 17. RELATED-PARTY TRANSACTIONS

  In conjunction with the Company's 50% interest in the MGM Grand-Bally's monorail joint venture, the Company, through its wholly-owned subsidiary, MGM Grand Hotel, Inc., contributed approximately $750,000 to the joint venture as part of its operating contribution during 1995.

  In August 1995, the Company made a $5,000,000 working capital advance to NYNY Hotel. The $5,000,000 advance, together with interest, was repaid during September 1995. The Company and NYNY Hotel have entered into various other transactions and arrangements which, individually and in the aggregate, are not material.

  During 1995, MGM Grand Las Vegas chartered a Boeing 727 aircraft and a Challenger aircraft from Tracinda, which total lease payments of $147,000 and $63,000, respectively. MGM Grand Las Vegas also leased Tracinda's Challenger aircraft through a third party operator for $243,000 during 1995.

  In November 1992, the Company was granted a no-cost two-year option from Tracinda to purchase approximately 18 acres of undeveloped land across the Las Vegas Strip from MGM Grand Las Vegas. Effective September 1, 1994, the option was extended to September 1, 1995. The option, which gave the Company the right to acquire the property at Tracinda's purchase cost of $31,500,000, together with its actual costs incurred in connection with the ownership of the property, plus interest, was exercised on January 5, 1995, for a total cost of approximately $36,500,000. On January 6, 1995, the Company contributed the property to NYNY Hotel (see Notes 1 and 6), as its share of the capital contribution to the hotel/casino construction project.

  In November 1993, MGM Grand Hotel, Inc. agreed to sell to Tracinda two unused parcels of land (approximately .56 acres total) for $272,950. The Company, based upon appraisals it received, believes that this sale was on terms comparable to what it could have obtained for the land on an arms length basis in an equivalent transaction with a third party. The acquisition was completed on March 1, 1994.

  During the period from October 10, 1992, through January 20, 1993, MGM Grand Air, Inc. leased a Boeing 757 aircraft from Tracinda, with lease and related payments totalling $479,000. Also during 1993, payments by The Stars' Desert Inn to MGM Grand Air for the charter of aircraft amounted to $67,000.

  In August 1992, MGM Grand Las Vegas installed and commenced testing of a property management computer software system at The Stars' Desert Inn which was then owned by Tracinda. The system was used at The Stars' Desert Inn until September 1993. MGM Grand Las Vegas also agreed to use The Stars' Desert Inn casino to test certain gaming equipment from July to September 1993. MGM Grand Las Vegas reimbursed The Stars' Desert Inn for its estimated costs, which were approximately $13,000 in 1993 and $229,000 in 1994. The Stars' Desert Inn did not exercise an option to retain the computer software system. The Stars' Desert Inn retained all revenues generated by the gaming equipment.

  During the years ended December 31, 1995, 1994 and 1993, the Company and Tracinda have entered into various other transactions and arrangements which, individually and in the aggregate, are not material.

                       MGM GRAND, INC. AND SUBSIDIARIES

NOTE 18. INDUSTRY SEGMENTS

  The Company operates in the Hotel/Casino industry segment through the operations of the MGM Grand Las Vegas, which commenced operations on December 18, 1993, and MGM Grand Australia, which was acquired on September 7, 1995 (see Note 15). Airline operations have been reclassified for the years presented to Discontinued Operations as a result of the sale of the airline (see Note 16). Sales between industry segments are immaterial and generally at prices approximately equal to those charged to unaffiliated customers.

                                            FOR THE YEARS ENDED DECEMBER 31,
                                            ----------------------------------
                                               1995        1994        1993
                                            ----------  ----------  ----------
                                                     (IN THOUSANDS)
   Net revenues:
     Hotel/Casino.......................... $  721,843  $  742,195  $   37,016
                                            ----------  ----------  ----------
   Operating income (loss):
     Hotel/Casino.......................... $  120,360  $  137,394  $    6,070
     Corporate expenses....................    (10,595)     (7,679)     (5,486)
     Hotel preopening expenses.............        --          --      (45,130)
     Restructuring costs...................     (5,942)        --          --
                                            ----------  ----------  ----------
                                            $  103,823  $  129,715  $  (44,546)
                                            ----------  ----------  ----------
   Identifiable assets:
     Hotel/Casino.......................... $1,250,771  $1,088,767  $1,071,612
     Discontinued operations--airline......        --        2,618       2,501
     Corporate.............................     31,451      62,126      86,010
                                            ----------  ----------  ----------
                                            $1,282,222  $1,153,511  $1,160,123
                                            ----------  ----------  ----------
   Capital expenditures:
     Hotel/Casino.......................... $   37,371  $   60,086  $  474,454
     Discontinued operations--airline......        --        5,552       5,568
     Corporate.............................         76         338          32
                                            ----------  ----------  ----------
                                            $   37,447  $   65,976  $  480,054
                                            ----------  ----------  ----------
   Depreciation and amortization:
     Hotel/Casino.......................... $   55,315  $   44,346  $    1,593
     Corporate expenses....................        104          87          54
                                            ----------  ----------  ----------
                                            $   55,419  $   44,433  $    1,647
                                            ==========  ==========  ==========

                        MGM GRAND, INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                       (IN THOUSANDS, EXCEPT SHARE DATA)
                                  (UNAUDITED)

                                                           THREE MONTHS ENDED
                                                           --------------------
                                                           MARCH 31,  MARCH 31,
                                                             1996       1995
                                                           ---------  ---------
Revenues:
  Casino.................................................. $130,256   $ 91,326
  Room....................................................   43,801     38,891
  Food and beverage.......................................   20,094     22,795
  Entertainment, retail and other.........................   29,109     22,649
                                                           --------   --------
                                                            223,260    175,661
  Less: promotional allowances............................   13,956     13,776
                                                           --------   --------
                                                            209,304    161,885
                                                           --------   --------
Expenses:
  Casino..................................................   56,330     49,732
  Room....................................................   11,782     10,825
  Food and beverage.......................................   12,273     14,712
  Entertainment, retail and other.........................   22,621     19,009
  Provision for doubtful accounts and discounts...........   15,626      8,176
  General and administrative..............................   24,722     24,528
  Depreciation and amortization...........................   15,216     12,570
                                                           --------   --------
                                                            158,570    139,552
                                                           --------   --------
Operating Profit before Corporate Expense.................   50,734     22,333
Corporate Expense.........................................    1,511      2,027
                                                           --------   --------
Operating Income..........................................   49,223     20,306
                                                           --------   --------
Other Income (Expense):
  Interest income.........................................    1,581        548
  Interest expense, net of amounts capitalized............  (15,797)   (15,329)
  Other, net..............................................     (479)       --
                                                           --------   --------
                                                            (14,695)   (14,781)
                                                           --------   --------
Income before Provision for Income Taxes..................   34,528      5,525
  Provision for income taxes..............................      --         --
                                                           --------   --------
Net Income................................................ $ 34,528   $  5,525
                                                           ========   ========
Per Share of Common Stock:
  Net income.............................................. $   0.70   $   0.11
                                                           ========   ========
Weighted average shares outstanding (000's)...............   49,604     48,555
                                                           ========   ========

  The accompanying notes are an integral part of these condensed consolidated financial statements.

                        MGM GRAND, INC. AND SUBSIDIARIES

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)
                                  (UNAUDITED)

                                                                AS OF
                                                       ------------------------
                                                       MARCH 31,   DECEMBER 31,
                                                          1996         1995
                                                       ----------  ------------
                        ASSETS
Current Assets:
  Cash and cash equivalents........................... $  183,580   $  110,017
  Accounts receivable, net............................     52,719       78,559
  Prepaid expenses....................................     16,311       12,657
  Inventories.........................................     10,662       10,982
  Notes receivable....................................        247          529
                                                       ----------   ----------
    Total current assets..............................    263,519      212,744
                                                       ----------   ----------
Property and Equipment, Net...........................    903,641      903,906
Other Assets:
  Investments in unconsolidated affiliates............     54,552       53,611
  Deposits............................................     15,366       16,340
  Excess of purchase price over fair market value of
   net assets acquired, net...........................     40,390       40,662
  Other assets, net...................................     57,403       54,959
                                                       ----------   ----------
    Total other assets................................    167,711      165,572
                                                       ----------   ----------
                                                       $1,334,871   $1,282,222
                                                       ==========   ==========
         LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Accounts payable.................................... $   16,841   $   20,746
  Current obligation, capital leases..................      2,772        2,170
  Accrued interest on long term debt..................     23,421        9,368
  Other accrued liabilities...........................     93,782       87,146
                                                       ----------   ----------
    Total current liabilities.........................    136,816      119,430
                                                       ----------   ----------
Deferred Revenues.....................................      9,783        8,568
Deferred Income Taxes.................................        --         8,134
Long Term Obligation, Capital Leases..................      9,613       10,443
Long Term Debt........................................    555,131      551,099
Commitments and Contingencies
Stockholders' Equity:
  Common stock ($.01 par value, 75,000,000 shares
   authorized, 49,085,078 and 48,774,856 shares
   issued)............................................        491          488
  Capital in excess of par value......................    626,990      623,489
  Note receivable from stock sale.....................     (5,000)     (10,000)
  Retained earnings (deficit).........................      4,043      (30,485)
  Currency translation adjustment.....................     (2,996)       1,056
                                                       ----------   ----------
    Total stockholders' equity........................    623,528      584,548
                                                       ----------   ----------
                                                       $1,334,871   $1,282,222
                                                       ==========   ==========

  The accompanying notes are an integral part of these condensed consolidated financial statements.

                        MGM GRAND, INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                              THREE MONTHS
                                                                  ENDED
                                                                MARCH 31,
                                                            ------------------
                                                              1996      1995
                                                            --------  --------
Cash Flows from Operating Activities:
  Net income............................................... $ 34,528  $  5,525
  Adjustments to reconcile net income to net cash from
   operating activities:
    Amortization of debt offering costs....................      754       401
    Depreciation and amortization..........................   15,243    12,595
    Provision for doubtful accounts and discounts..........   15,626     8,176
    Change in assets and liabilities:
      Accounts receivable..................................   10,214    (2,069)
      Inventories..........................................      230       651
      Prepaid expenses.....................................   (3,654)   (3,326)
      Deferred income taxes................................  (12,318)      --
      Accounts payable, accrued liabilities and other......   18,567   (14,266)
      Currency translation adjustment......................      (21)      --
                                                            --------  --------
        Net cash from operating activities.................   79,169     7,687
                                                            --------  --------
Cash Flows from Investing Activities:
  Purchases of property and equipment......................  (14,120)  (12,426)
  Dispositions of property and equipment, net..............      277       135
  Note receivable..........................................      282     9,285
  Deposits and other assets, net...........................     (549)  (59,945)
                                                            --------  --------
        Net cash from investing activities.................  (14,110)  (62,951)
                                                            --------  --------
Cash Flows from Financing Activities:
  Borrowing under line of credit...........................    2,294     8,000
  Repayment of line of credit..............................   (2,294)      --
  Issuance of common stock.................................    8,504       760
                                                            --------  --------
        Net cash from financing activities.................    8,504     8,760
                                                            --------  --------
Net Increase (Decrease) in Cash and Cash Equivalents.......   73,563   (46,504)
Cash and Cash Equivalents at Beginning of Period...........  110,017    75,859
                                                            --------  --------
Cash and Cash Equivalents at End of Period................. $183,580  $ 29,355
                                                            ========  ========

  The accompanying notes are an integral part of these condensed consolidated financial statements.

                       MGM GRAND, INC. AND SUBSIDIARIES

             NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION AND BASIS OF PRESENTATION

  MGM Grand, Inc. (the "Company") is a Delaware corporation, incorporated on January 29, 1986. As of March 31, 1996 approximately 72.5% of the outstanding shares of the Company's common stock were owned by Kirk Kerkorian and Tracinda Corporation ("Tracinda"), a Nevada corporation wholly-owned by Kirk Kerkorian.

  Through its wholly-owned subsidiary, MGM Grand Hotel, Inc. ("MGM Grand Hotel") the Company owns and operates MGM Grand Hotel/Casino ("MGM Grand Las Vegas"), a fully integrated hotel/casino and entertainment complex in Las Vegas, Nevada. MGM Grand Las Vegas commenced operations on December 18, 1993.

  Through its wholly-owned subsidiary, MGM Grand Australia Pty Ltd., the Company owns and operates the MGM Grand Diamond Beach Hotel/Casino ("MGM Grand Australia"), a hotel/casino resort in Darwin, Australia. MGM Grand Australia commenced operations on September 7, 1995, the date of acquisition.

  On December 28, 1994, the Company and Primadonna Resorts, Inc. ("Primadonna") executed definitive agreements for the formation of New York-New York Hotel, LLC ("NYNY"), a 50% joint venture between the Company and Primadonna. The project is located on 18 acres at the busiest intersection in Nevada, the northwest corner of Tropicana Avenue and Las Vegas Boulevard across from MGM Grand Las Vegas. Groundbreaking occurred on March 30, 1995. The plans for NYNY call for the destination resort to include a 2,035-room hotel and casino, themed entertainment attractions and restaurants and retail outlets at an approximate cost of $460,000,000, including construction and preopening costs, and capitalized interest. The Company and Primadonna will jointly and equally own, develop and operate NYNY. Completion is scheduled for December 1996.

  The Company and Bally's Las Vegas jointly own and operate an elevated monorail linking MGM Grand Las Vegas with the corner of Flamingo Road and the Las Vegas Strip. The monorail is a one-mile, high-capacity, transit-grade system, and costs are shared equally with Bally's Las Vegas.

  Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the 1995 Annual Report included in Form 10-K.

  In the opinion of the Company, the accompanying unaudited condensed consolidated financial statements contain all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position as of March 31, 1996, and the results of operations for the three month periods ended March 31, 1996 and March 31, 1995. The results of operations for such periods are not necessarily indicative of the results to be expected for the full year.

  Certain reclassifications have been made to prior period financial statements to conform with the 1996 presentation.

NOTE 2. STATEMENTS OF CASH FLOWS

  For the three months ended March 31, 1996 and March 31, 1995, cash payments made for interest were $2,066,000 and $529,000, respectively.

  Cash payments made for state and federal taxes for the three months ended March 31, 1996 and March 31, 1995 were $2,027,000 and $500,000, respectively.

                       MGM GRAND, INC. AND SUBSIDIARIES

NOTE 3. LONG TERM DEBT AND NOTES PAYABLE

  Long term debt consisted of the following (in thousands):

                                                          MARCH 31, DECEMBER 31,
                                                            1996        1995
                                                          --------- ------------
   11 3/4% First Mortgage Notes due May 1, 1999.......... $220,000    $220,000
   12% First Mortgage Notes due May 1, 2002..............  253,000     253,000
   Australian Hotel/Casino Loan..........................   82,131      78,099
                                                          --------    --------
                                                          $555,131    $551,099
                                                          ========    ========

  Total interest incurred for the first three months of 1996 and 1995 was $16,914,000 and $15,329,000, respectively, of which $1,117,000 was capitalized in the 1996 period, related to construction of the Company's joint venture project NYNY. No interest was capitalized in the first quarter of 1995.

  The Company has a $60,000,000 line of credit with several banks for MGM Grand Hotel. No amounts were outstanding under the line of credit during the three months ended March 31, 1996, and $8,000,000 was outstanding as of March 31, 1995.

  The First Mortgage Notes Indenture and the Bank Line of Credit contain provisions which generally limit dividend and other restricted payments by MGM Grand Hotel to the Company unless (1) no default shall have occurred thereunder, (2) the consolidated net worth of MGM Grand Hotel is greater than $415,000,000, (3) MGM Grand Hotel, Inc. meets its indebtedness tests and (4) such dividends and other restricted payments do not exceed the sum of $25,000,000 plus 50% of cumulative consolidated net income.

  The Australian bank facility provides a total availability of approximately $82,131,000 (AUS$105,000,000) and includes funding for general corporate purposes. Interest on the facility is based on the bank reference rate or eurodollar rate. The loan agreement contains various restrictive covenants on the Company and MGM Grand Australia, including the maintenance of certain financial ratios and limitations on additional debt, dividends, and disposition of assets. It also restricts acquisitions and similar transactions. The indebtedness has been wholly guaranteed by the Company and matures in December 2000.

  MGM Grand Australia has a $15,644,000 (AUS$20,000,000) uncommitted standby line of credit, with a funding period of 91 days for working capital purposes. During the three months ended March 31, 1996, $2,294,000 was borrowed and repaid under the bank facility.

  On September 20, 1995, NYNY, a joint venture between the Company and Primadonna Resorts, Inc. (see Note 1) completed its bank financing for up to $225,000,000. The non-revolving construction line of credit converts to a reducing revolver upon completion of construction and commencement of operations. The Company and Primadonna Resorts, Inc. (the "Partners") have guaranteed completion of the project as a condition to facility availability, and have executed a joint and several unlimited Keep-Well Agreement. The agreement provides that in the event of insufficient bank loan ratios by NYNY, the Partners will make cash infusions which are sufficient to bring NYNY into compliance with covenants.

                       MGM GRAND, INC. AND SUBSIDIARIES

NOTE 4. ISSUANCE OF COMMON STOCK

  On May 24, 1995, the Company and MGM Grand Hotel, Inc. entered into a Promotion agreement with Don King Productions, Inc. ("DKP"), pursuant to which, among other things: (i) MGM Grand Las Vegas will have the exclusive right to present six of Mike Tyson's first seven fights; (ii) MGM Grand Hotel made a non-interest bearing working capital advance of $15,000,000 to DKP, to be repaid on January 25, 1998; (iii) the Company sold DKP 618,557 treasury shares of the Company's common stock for $15,000,000, evidenced by a non-interest bearing promissory note to be repaid in three $5,000,000 installments out of the proceeds of each of the first three Tyson fights which occur in the MGM Grand Garden or at another site selected by MGM Grand Hotel; (iv) the Company guaranteed to DKP that the market value of the shares will equal or exceed $30,000,000 ($48.50 per share) as of January 25, 1998; and (v) the Company and DKP entered into security agreements and a registration rights agreement with respect thereto. At March 31, 1996, and June 20, 1996, the total cash requirement would be approximately $6,300,000 and $2,400,000, respectively. The remaining balance outstanding of $5,000,000 on the non-interest bearing promissory note is reflected as a note receivable from stock sale and is included in stockholders' equity.

NOTE 5. EARNINGS PER SHARE

  Earnings per share is based on the weighted average number of shares of common stock and common stock equivalents, if dilutive, outstanding during each period (49,604,127 and 48,554,545 shares) for the three month periods ended March 31, 1996 and 1995, respectively.

  On a supplemental basis, net income per share assuming defeasance of the First Mortgage Notes, as described in the Registration Statement, would have been $.08 per share for the three months ended March 31, 1996.

NOTE 6. INCOME TAXES

  The Company accounts for income taxes according to Statement of Financial Accounting Standard No. 109, "Accounting for income Taxes" ("SFAS 109"). SFAS 109 requires the recognition of deferred tax assets, net of applicable reserves, related to net operating loss carryforwards and certain temporary differences. The standard requires recognition of a deferred tax asset to the extent that realization of such asset is more likely than not. Otherwise, a valuation allowance is applied. As of March 31, 1996, the Company determined that $4,741,000 of deferred tax assets did not satisfy the recognition criteria set forth in the standard. Accordingly, valuation allowance was recorded for the deferred tax assets.

  The provision (benefit) for income taxes for the quarters ended March 31, 1996 and 1995, is as follows (in thousands):

                                                                  MARCH 31,
                                                               -----------------
                                                                1996    1995
                                                               -------  ----
   Current-Federal............................................ $ 9,811  $--
   Deferred-Federal...........................................  (9,811)  --
                                                               -------  ----
     Total.................................................... $   --   $--
                                                               =======  ====

                       MGM GRAND, INC. AND SUBSIDIARIES

  Reconciliation of the income tax rate and the Company's effective tax rate is as follows:

                                                                  MARCH 31,
                                                               -----------------
                                                               1996   1995
                                                               -----  -----
   Effective income tax rate..................................  35.0%  35.0%
   Other......................................................   1.5    --
   Reduction in valuation allowance........................... (36.5) (35.0)
                                                               -----  -----
   Effective tax rate.........................................   -- %   -- %
                                                               =====  =====

  As of March 31, 1996 and December 31, 1995, after having given effect to SFAS 109, the major tax-effected components of the Company's net deferred taxes are as follows (in thousands):

                                                         MARCH 31,  DECEMBER 31,
                                                           1996         1995
                                                         ---------  ------------
   DEFERRED TAX ASSETS--FEDERAL......................... $ 71,533     $ 71,850
     Less: Valuation allowance..........................   (4,741)     (18,013)
                                                         --------     --------
     Net deferred tax assets............................   66,792       53,837
   DEFERRED TAX LIABILITIES.............................  (62,608)     (61,971)
                                                         --------     --------
   NET DEFERRED TAX ASSET (LIABILITY)...................    4,184       (8,134)
                                                         ========     ========

  The net deferred tax asset at March 31, 1996, is included in other assets in the accompanying condensed consolidated balance sheets.

  At March 31, 1996, the Company had a net operating loss carryforward for income tax purposes of approximately $95,100,000 which expires in different periods through 2010, General Business Credit carryovers of $2,400,000 which expires in different periods through 2010, and an Alternative Minimum Tax credit carryover of $12,000,000 which does not expire.

                     MGM GRAND, INC. AND SUBSIDIARIES

 SELECTED QUARTERLY FINANCIAL RESULTS FOR THE YEARS ENDED DECEMBER 31, 1995 AND
                                   1994

                   (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                (UNAUDITED)

                                              QUARTER
                                --------------------------------------
                                 FIRST     SECOND    THIRD     FOURTH   TOTAL
                                --------  --------  --------  -------- --------
1995
Net revenues................... $161,885  $168,397  $198,281  $193,280 $721,843
Operating income...............   20,306     8,680    28,940    45,897  103,823
Net income (loss)..............    5,525    (6,637)   15,870    31,807   46,565
Per share of common stock:
  Income (loss) before
   discontinued operations..... $   0.11  $  (0.14) $   0.33  $   0.66 $   0.96
                                --------  --------  --------  -------- --------
  Net income (loss) per share.. $   0.11  $  (0.14) $   0.33  $   0.66 $   0.96
                                ========  ========  ========  ======== ========
1994
Net revenues................... $174,958  $186,846  $208,558  $171,833 $742,195
Operating income...............   18,201    34,426    49,437    27,651  129,715
Income before discontinued
 operations....................    3,876    20,258    35,399    14,007   73,540
Net income.....................    3,354    20,195    31,785    19,242   74,576
Per share of common stock:
  Income before discontinued
   operations.................. $   0.08  $   0.41  $   0.72  $   0.29 $   1.50
  Discontinued operations......    (0.01)      --      (0.07)     0.11     0.02
                                --------  --------  --------  -------- --------
  Net income per share......... $   0.07  $   0.41  $   0.65  $   0.40 $   1.52
                                ========  ========  ========  ======== ========

- --------------------------------------------------------------------------------

 NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CON-STITUTE AN OFFER TO SELL, OR A SOLICITATION OF ANY OFFER TO BUY, THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. EXCEPT WHERE OTHERWISE INDICATED, THIS PRO-SPECTUS SPEAKS AS OF THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT. NEI-THER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UN-DER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

- --------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
  Prospectus Summary......................................................    3
  Risk Factors............................................................    9
  Use of Proceeds.........................................................   14
  Price Range of Common Stock.............................................   14
  Dividend Policy.........................................................   14
  Capitalization..........................................................   15
  Selected Consolidated Financial Information.............................   16
  Management's Discussion and Analysis of Financial Condition and Results
   of Operations..........................................................   17
  Business................................................................   25
  Regulation and Licensing................................................   37
  Management..............................................................   42
  Description of Common Stock.............................................   44
  Defeasance of First Mortgage Notes......................................   45
  Underwriting............................................................   47
  Legal Matters...........................................................   49
  Experts.................................................................   49
  Available Information...................................................   49
  Documents Incorporated By Reference.....................................   50
  Index to Financial Statements...........................................  F-1
  Selected Quarterly Financial Results.................................... F-28

- -------------------------------------------------------------------------------

[LOGO]




 7,500,000 SHARES

 COMMON STOCK

 DEUTSCHE MORGAN GRENFELL

 OPPENHEIMER & CO., INC.


 DEAN WITTER REYNOLDS INC.

 MONTGOMERY SECURITIES

 PROSPECTUS

      , 1996

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

{ALTERNATE PAGE FOR INTERNATIONAL PROSPECTUS}


SUBJECT TO COMPLETION, DATED JUNE 21, 1996

[LOGO]


- --------------------------------------------------------------------------------


 7,500,000 SHARES

 COMMON STOCK

- --------------------------------------------------------------------------------

 Of the 7,500,000 shares of Common Stock being offered hereby by MGM Grand, Inc., a Delaware corporation ("MGM Grand" or the "Company"), 6,000,000 shares are being offered initially in the United States (the "U.S. Offering") by the U.S. Underwriters and 1,500,000 shares are being offered initially outside the United States (the "International Offering" and together with the U.S. Offering, the "Offering") by the International Underwriters (together with the U.S. Underwriters, the "Underwriters"). See "Underwriting." The Common Stock is listed on the New York Stock Exchange and trades under the symbol "MGG." The last reported sale price of the Common Stock on the New York Stock Exchange on June 20, 1996 was $44.625 per share.

 Tracinda Corporation, a Nevada corporation wholly owned by Kirk Kerkorian ("Tracinda"), and Mr. Kerkorian (together, the "Principal Stockholders") own approximately 72.5% of the outstanding shares of the Common Stock. The percentage of the outstanding shares of Common Stock owned by the Principal Stockholders upon completion of the Offering made hereby will be approximately 62.9%.

 FOR INFORMATION CONCERNING CERTAIN FACTORS WHICH SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS, SEE "RISK FACTORS" COMMENCING ON PAGE 9.

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

 NEITHER THE NEVADA GAMING COMMISSION, THE NEVADA STATE GAMING CONTROL BOARD, NOR THE NEW JERSEY CASINO CONTROL COMMISSION HAS PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS OR THE INVESTMENT MERITS OF THE SECURITIES OFFERED HEREBY. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

 THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED UPON OR ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.


             PRICE     UNDERWRITING PROCEEDS TO
             TO PUBLIC DISCOUNT(1)  COMPANY(2)
  Per Share   $           $           $
  Total(3)    $           $           $


 (1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

 (2) Before deducting expenses payable by the Company estimated at $1,000,000.

 (3) The Company has granted the several Underwriters an option to purchase up to an additional 1,125,000 shares of Common Stock to cover over-allotments. If all such shares are purchased, the total Price to Public,
     Underwriting Discount and Proceeds to Company will be $               ,
     $             and $            , respectively. See "Underwriting."

                           Joint Global Coordinators

 DEUTSCHE MORGAN GRENFELL                          OPPENHEIMER & CO., INC.

 The shares of Common Stock are offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to the approval of certain legal matters by counsel and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made in New York, New York against payment
 therefor on or about       , 1996.

 DEUTSCHE MORGAN GRENFELL                        OPPENHEIMER INTERNATIONAL LTD.

 DEAN WITTER INTERNATIONAL LTD.                      MONTGOMERY SECURITIES

 The date of this Prospectus is         , 1996.

- -------------------------------------------------------------------------------

 NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CON-STITUTE AN OFFER TO SELL, OR A SOLICITATION OF ANY OFFER TO BUY, THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. EXCEPT WHERE OTHERWISE INDICATED, THIS PRO-SPECTUS SPEAKS AS OF THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT. NEI-THER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

- -------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
  Prospectus Summary......................................................    3
  Risk Factors............................................................    9
  Use of Proceeds.........................................................   14
  Price Range of Common Stock.............................................   14
  Dividend Policy.........................................................   14
  Capitalization..........................................................   15
  Selected Consolidated Financial Information.............................   16
  Management's Discussion and Analysis of Financial Condition and Results
   of Operations..........................................................   17
  Business................................................................   25
  Regulation and Licensing................................................   37
  Management..............................................................   42
  Description of Common Stock.............................................   44
  Defeasance of First Mortgage Notes......................................   45
  Underwriting............................................................   47
  Legal Matters...........................................................   49
  Experts.................................................................   49
  Available Information...................................................   49
  Documents Incorporated By Reference.....................................   50
  Index to Financial Statements...........................................  F-1
  Selected Quarterly Financial Results.................................... F-28

- -------------------------------------------------------------------------------

[LOGO]




 7,500,000 SHARES

 COMMON STOCK

 DEUTSCHE MORGAN GRENFELL

 OPPENHEIMER INTERNATIONAL LTD.


 DEAN WITTER INTERNATIONAL LTD.

 MONTGOMERY SECURITIES

 PROSPECTUS

      , 1996

                                    PART II
                  INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

  The following is a statement of estimated expenses to be paid by the Registrant in connection with the issuance and distribution of the securities being registered.

        SEC registration fee........................................ $  116,735
        Legal fees..................................................    250,000
        Accountants' fees...........................................     50,000
        Printing and shipping.......................................    250,000
        Blue Sky qualification fees and expenses....................     30,000
        Listing fees................................................     31,000
        Miscellaneous...............................................    272,265
                                                                     ----------
              Total................................................. $1,000,000

Item 15. Indemnification of Officers and Directors

  Section 145 of the Delaware Corporation Law provides that a Delaware corporation may indemnify any person against expenses, judgments, fines and amounts paid in settlements actually and reasonably incurred by any such person in connection with a threatened, pending or completed action, suit or proceeding in which he is involved by reason of the fact that he is or was a director, officer, employee or agent of such corporation, provided that (i) he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and (ii) with respect to any criminal action or proceeding, he had no reasonable cause to believe his conduct was unlawful. If the action or suit is by or in the name of the corporation, the corporation may indemnify any such person against expenses actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation, unless and only to the extent that the Delaware Court of Chancery or the court in which the action or suit is brought determines upon application that, despite the adjudication of liability but in light of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expense as the court deems proper.

  Article II, Section 12 of the Registrant's Bylaws provides for indemnification of persons to the extent permitted by the Delaware Corporation Law.

  In accordance with the Delaware General Corporation Law, the Registrant's Certificate of Incorporation, as amended, limits the personal liability of its directors for violations of their fiduciary duty. The Certificate of Incorporation eliminates each director's liability to the Registrant or its stockholders for monetary damages except (i) for any breach of the director's duty of loyalty to the Registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under the section of the Delaware law providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions, or (iv) for any transaction from which a director derived an improper personal benefit. The effect of this provision is to eliminate the personal liability of directors for monetary damages for actions involving a breach of their fiduciary duty of care, including any such actions involving gross negligence. This provision will not, however, limit in any way the liability of directors for violations of the Federal securities laws.

  MGM Grand carries Directors and Officers Liability Insurance Policies which expire in October 1996.

Item 16. Exhibits and Financial Statement Schedules

  (a) The following is a list of exhibits filed herewith as a part of this Registration Statement:

 EXHIBIT
 NUMBER  DESCRIPTION OF DOCUMENT
 ------- -----------------------
   *1    Underwriting Agreement
    5    Opinion of Christensen, White, Miller, Fink, Jacobs, Glaser & Shapiro,
         LLP, including the consent of such firm.
   23    Consent of Arthur Andersen LLP
   23.1  Consent of Horn Goldberg Gorny Daniels Plachter Weiss & Casiello
   23.2  Consent of Lionel Sawyer & Collins
  *25    Power of Attorney

- --------

* Previously filed.

Item 17. Undertakings

  (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expense incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

  (i) The undersigned Registrant hereby undertakes that:

  (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement related to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form S-3 and has duly caused this Amendment to Registration Statement No. 333-03759 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Las Vegas, State of Nevada, on the 20th day of June, 1996.

                                          MGM GRAND, INC.

                                          By         *
                                            _________________________________
                                            J. Terrence Lanni
                                            Chairman of the Board and Chief
                                            Executive Officer


  Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment to Registration Statement No. 333-03759 has been signed below by the following persons in the capacities and on the dates indicated.

           SIGNATURE                       TITLE                   DATE
           ---------                       -----                   ----
               *               Chairman of the Board and       June 20, 1996
 ____________________________  Chief Executive Officer
       J. TERRENCE LANNI       (Principal Executive Officer)

               *               President, Chief Operating      June 20, 1996
 ____________________________  Officer and
       ALEX YEMENIDJIAN        Chief Financial Officer and
                               Director
                               (Principal Financial and
                               Accounting Officer)

               *               Vice Chairman of the Board      June 20, 1996
 ____________________________
        FRED BENNINGER

           SIGNATURE             TITLE        DATE
           ---------             -----        ----

               *               Director   June 20, 1996
 ____________________________
        JAMES D. ALJIAN

               *               Director   June 20, 1996
 ____________________________
     TERRY N. CHRISTENSEN

               *               Director   June 20, 1996
 ____________________________
        GLENN A. CRAMER

      /s/ Willie D. Davis      Director   June 20, 1996
 ____________________________
        WILLIE D. DAVIS

  /s/ Alexander M. Haig, Jr.   Director   June 20, 1996
 ____________________________
    ALEXANDER M. HAIG, JR.

      /s/ Lee A. Iacocca       Director   June 20, 1996
 ____________________________
        LEE A. IACOCCA

  ___________________________  Director          , 1996
        KIRK KERKORIAN

               *               Director   June 20, 1996
 ____________________________
        WALTER M. SHARP

      /s/ Jerome B. York       Director   June 20, 1996
 ____________________________
        JEROME B. YORK


*By  /s/ Scott Langsner
     ________________________
     Scott Langsner
     Attorney-in-Fact